SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CONTENTS

CONTENTS
INVITATION	3
CALL NOTICE	4
MANAGEMENT PROPOSAL	6
1 Procedures inherent to the Extraordinary General Meeting hereby called	6
Voting Right	6
Installation of the Extraordinary General Meeting	6
Qualification and Participation in the Extraordinary General Meeting	6
Distance Voting	7
2. Matters to be submitted for resolution at the Extraordinary General Meeting hereby convened	8
3. History	8
4. Sale Modeling	9
5. Minimum Prices	9
6. Analysis of Benefits and Risks of the Management Proposal	10
Benefits	10
Risks	10
ANNEXES	12

INVITATION

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS calls all its shareholders to attend to its 172nd Extraordinary General Meeting, as follows:

Date: September 24, 2018

Time (Brasília): 2 p.m.

Venue: Company’s Headquarters, Setor Comercial Norte, Quadra 6, Conjunto A, Bloco A, 6th and 8th floors, of Ed. Venâncio 3000, Asa Norte, CEP 70716-900, Brasília-DF;

Matters to be deliberated:

1. To approve the sale of Eletrobras' total shareholding in the Specific Purpose Company - Santa Vitória do Palmar Holding S.A., equivalent to 78.00% (seventy-eight percent) of the capital stock of said company, for a minimum price of R$ 634,564 thousand, provided that the private partner Brave Winds Geradora S.A. carries out the joint sale when the auction is held at B3 S.A. - Brasil, Bolsa, Balcão;

2. To approve the sale of Eletrobras' total shareholding in the Specific Purpose Company – Eólica Hermenegildo I S.A., equivalent to 99.99% (ninety-nine and ninety-nine hundredths percent) of the capital stock of said company, at the minimum price of R$ 43,374 thousand;

3. To approve the sale of Eletrobras' total shareholding in the Specific Purpose Company - Eólica Hermenegildo II S.A., equivalent to 99.99% (ninety-nine and ninety-nine hundredths percent) of the capital stock of said company, at the minimum price of R$ 43,833 thousand;

4. To approve the sale of Eletrobras' total shareholding in the Specific Purpose Company - Eólica Hermenegildo III S.A., equivalent to 99.99% (ninety-nine and ninety-nine hundredths percent) of the capital stock of said company, for the minimum price of R$ 18,877 thousand;

5. To approve the sale of Eletrobras' total shareholding in the Specific Purpose Company - Eólica Chuí IX S.A.,  equivalent to 99.99% (ninety-nine and ninety-nine hundredths percent) of the capital stock of said company, at the minimum price of R$ 12,688 thousand; and

6. To approve the sale of Eletrobras' total shareholding in the Special Purpose Company - Uirapuru Transmissora de Energia S.A., equivalent to 75.00% (seventy-five percent) of the capital stock of said company for the minimum price of R$ 87,100 thousand.

The Company prepared this Management Proposal, in compliance with good corporate governance and transparency practices, in order to guide and clarify all its Shareholders on the matters that will be deliberated, placing at the disposal of the Superintendence of Investors Relations at the disposal of the Company, in order to clarify any additional questions.

Service Channels

Presidente Vargas, 409 - 9º andar - Edifício Herm Stoltz

Rio de Janeiro - Cep: 20.071-003
Site:www.eletrobras.com/elb/ri

E-mail: ombudsman-ri@eletrobras.com
Phone:(21) 2514-6333|2514-4627 Fax: (21) 2514-5964

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MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly company)

CNPJ. No. 00.001.180/0001-26

CALL NOTICE

172nd Extraordinary General Meeting

The company hereby convenes the Shareholders of Centrais Elétricas Brasileiras - Eletrobras S.A. - Eletrobras (“Company”) to meet at the Company’s registered office, in Brasília, Distrito Federal, Setor Comercial Norte, Quadra 06, Conjunto A, Bloco A, 6º e 8º floors, parte, Ed. Venâncio 3000, Asa Norte, CEP 70716-900, on September 24, 2018, at 2 p.m., at the Extraordinary General Meeting to deliberate on the following Agenda:

1. To approve the sale of Eletrobras' total shareholding in the Specific Purpose Company - Santa Vitória do Palmar Holding S.A., equivalent to 78.00% (seventy-eight percent) of the capital stock of said company, for a minimum price of R$ 634,564 thousand, provided that the private partner Brave Winds Geradora S.A. carries out the joint sale when the auction is held at B3 S.A. - Brasil, Bolsa, Balcão;

2. To approve the sale of Eletrobras' total shareholding in the Specific Purpose Company – Eólica Hermenegildo I S.A., equivalent to 99.99% (ninety-nine and ninety-nine hundredths percent) of the capital stock of said company, at the minimum price of R$ 43,374 thousand;

3. To approve the sale of Eletrobras' total shareholding in the Specific Purpose Company - Eólica Hermenegildo II S.A., equivalent to 99.99% (ninety-nine and ninety-nine hundredths percent) of the capital stock of said company, at the minimum price of R$ 43,833 thousand;

4. To approve the sale of Eletrobras' total shareholding in the Specific Purpose Company - Eólica Hermenegildo III S.A., equivalent to 99.99% (ninety-nine and ninety-nine hundredths percent) of the capital stock of said company, for the minimum price of R$ 18,877 thousand;

5. To approve the sale of Eletrobras' total shareholding in the Specific Purpose Company - Eólica Chuí IX S.A.,  equivalent to 99.99% (ninety-nine and ninety-nine hundredths percent) of the capital stock of said company, at the minimum price of R$ 12,688 thousand; and

6. To approve the sale of Eletrobras' total shareholding in the Special Purpose Company - Uirapuru Transmissora de Energia S.A., equivalent to 75.00% (seventy-five percent) of the capital stock of said company for the minimum price of R$ 87,100 thousand.

Pursuant to paragraph one of article 126 of the Corporation Law and the decision no. 1 of the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the general meeting: (i) if by an individual, by an attorney appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or attorney duly registered under the Brazilian Bar Association); (ii) if by a legal entity, by its legal representatives or by an attorney appointed in accordance with its Corporate Articles and in accordance with the Brazilian Civil Code; and (iii) if by an investment fund, by its administrator and/or manager, or by an attorney appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

Subject to the procedures set forth in CVM Instruction No. 481, of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions contained in the Management Proposal for the Extraordinary General Meeting hereby called, the shareholder may exercise the right to vote by completing and delivering the distance voting ballot ("Voting Ballot") made available by the Company at the Company's websites (www.eletrobras.com/ri) and that of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br).

The Shareholder or its legal representative, in order to ensure admission to the Extraordinary General Meeting, pursuant to article 5 of CVM Instruction No. 481, shall submit the following documents:

•       Official ID card with photo;

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•       Authenticated photocopy of the updated Articles (Corporate Bylaws or Social Contracts), in the case of a legal entity;

•       Original or authenticated photocopy of power of attorney granted by shareholder; and

•        Original copy of the extract of shareholder status provided by the depository or custodial institution, identifying its status as a shareholder.

Pursuant to the first paragraph of article 19 of the Corporate Bylaws, it is requested that documents evidencing the condition of shareholder and its representation be submitted within 72 (seventy-two) hours before the Extraordinary General Meeting convened at the Investor Relations Superintendence - DFR, Market Relations Department - DFRM, at Avenida Presidente Vargas, no. 409 - 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, during the time from 8 a.m. to 12 p.m. and 2 p.m. to 5 p.m. The shareholders who attend it, presenting the required documentation, shall participate in the Extraordinary General Meeting summoned hereunder.

Resolutions at the Extraordinary General Meeting now convened shall be passed by a majority of votes, and each shareholder's vote shall be proportional to its shareholding in the Company's share capital.

The shareholders shall have access, at the Investor Relations Superintendence - DFR, Market Relations Department – DFRM, at Av. Presidente Vargas, no. 409 - 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, and at the Company websites (www.eletrobras.com/ri), Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.bmfbovespa.com.br), to the entire documentation connected to the matter which shall be addressed at the Extraordinary General Meeting, under the terms of the Corporation Law and CVM Instruction 481.

Brasília, August 22, 2018.

José Guimarães Monforte

Chairman of the Board of Directors

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MANAGEMENT PROPOSAL

1.    Procedures inherent to the Extraordinary General Meeting hereby called

To facilitate the understanding and attendance of the Shareholders to the Extraordinary General Meeting called hereunder, the Company lists, below, some relevant information regarding the procedures for installation, participation and conduction of the meeting. (“Management Proposal”)

Voting Right

The Company informs that its shareholders which hold preferred shares shall be entitled to voting at this Extraordinary General Meeting, pursuant to the provisions under Paragraph One of Article 111 of the Corporation Law, meeting all formal steps provided for in the Corporation Law, the Corporate Bylaws, in the applicable rules, and in this Management Proposal.

Installation of the Extraordinary General Meeting

Pursuant to article 125 of the Corporations Law, in order to call the Extraordinary General Meeting to order on first call, it is necessary that shareholders and/or their legal representatives holding at least twenty-five percent (25%) of the Company's voting capital duly attend.

If said percentage is not attained, a new convocation will be made with at least 8 (eight) days of notice, after which the Extraordinary General Meeting shall be installed by the presence of any number of shareholders.

Qualification and Participation in the Extraordinary General Meeting

In order to participate in the Extraordinary General Meeting, the Shareholders shall prove the capacity of holders of shares issued by the Company, by submitting the following documents:

(a) statement issued by the financial institution depositary of the book-entry shares issued by Eletrobras held by the respective shareholder, containing the indication of the respective shareholding, dated at most two (2) days before the date of the Extraordinary General Meeting; and

(b) original or certified copy of an identification document legally recognized as such, with recent photograph and national validity, within the validity period, if applicable, in case of a natural person; or

(c) power of attorney, duly granted under the terms of the law and/or corporate documents of the shareholder, with signature notarization, and in case of document drawn up abroad, its sworn translation into Portuguese, duly registered at the competent notary office, as well as the proof of its notarization and consularization, or alternatively, of its apostille in compliance with the applicable legislation, in original version or authenticated copy

(d) an authenticated copy of the updated corporate documents of the shareholder and of the document that invests the representative with sufficient powers for representation within the Extraordinary General Meeting, duly registered at the competent bodies, accompanied by their respective publications, in the case of a legal entity.

For the purposes of the documents described in item (d), the Company will accept (i) Corporate Bylaws and social contracts, in a certificate issued by the respective registration agency: simple copy of the original, provided that it is accompanied by the original certificate issued by the registration organ or its authenticated copy, attesting the registration of the document or authenticated copy of the registered instrument; and (ii) specifically in relation to the instrument that invests the representative with powers to vote on behalf of the legal entity shareholder, in case of a private power of attorney, it shall contain the notarized signature of the grantor of his representatives (except for foreign shareholders, under the terms of the Corporate Bylaws), and be accompanied by its sworn translation duly registered with the competent notary public, as well as the evidence of notarization and consularization or apostille, as the case may be. In case such instrument corresponds to a meeting of the board of directors, the shareholder shall provide the proof of filing and publication of the instrument in the competent registration organ.

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In case of legal entities with representatives that are not appointed in the corporate bylaws/social contracts or with some appointing procedure by a separate instrument, it is necessary for the shareholder to prove the validity of the appointment providing proof of filing of the instrument in the competent registration organ.

In case of investment funds, the representative shall prove that he is an administrator of the fund or an attorney-in-fact duly appointed thereby, pursuant to the provisions of the applicable legislation.

In the case of foreign legal entities, the documentation proving the powers of representation shall be translated into Portuguese by a sworn translator, and registered with the competent notary public, in addition to undergoing notarization and consularization. However, under the terms of the Convention Abolishing the Requirement of Legalization for Foreign Public Documents, of 5 October 1961, promulgated by Decree No. 8660, of January 29, 2016, the Company shall dispense with consularization of foreign documents issued in countries that are signatories to that convention, provided that its apostille is evidenced.

Documents drawn up in other languages, pursuant to the Law, will only be accepted upon presentation of a sworn translation duly registered at the competent registry office.

Pursuant to the first paragraph of article 19 of the Corporate Bylaws, it is requested that the delivery of the documents evidencing the condition of shareholder and its representation occurs up to 72 (seventy-two) hours before the Extraordinary General Meeting called, in the Superintendence of Investor Relations - DFR, Market Relations Department - DFRM, at Avenida Presidente Vargas, nº. 409 - 9th Floor, in the city of Rio de January, State of Rio de Janeiro - Cep: 20071-003, during the time from 8 a.m. to 12 p.m. and 2 p.m. to 5 p.m.

Distance Voting

As established under CVM Instruction 481, Eletrobras will make available to the Extraordinary General Meeting hereby convened the possibility of participation at a distance through the Distance Voting Ballot, of which the model follows  attached to this Proposal in the form of its Annex 07 ("Voting Ballot").

In order to participate in the Extraordinary General Meeting in this mode, the shareholders of the Company shall fill in the proper fields, sign the Voting Ballot and send it, alternatively, to: (i) the Recording Agent (as defined below) of the shares issued by the Company; (ii) the Custody Agent responsible for the custody of the shares issued by the Company held by them (“Custody Agent”), provided that he is apt to receive the Voting Ballot pursuant to CVM Instruction 481; or, also, (iii) directly to the Company.

In this sense, Eletrobras informs that the custodian of its shares, namely, Banco Bradesco S.A. ("Bookkeeping Agent"), under the terms of an agreement entered into with the Company, will receive the Voting ballot of the Company's shareholder in all its banks branches spread throughout the national territory, observing the procedures established by the Bookkeeping Agent itself. The shareholders or their representatives shall go to any bank branch of the Bookkeeping Agent, with a valid original identification document containing photograph and, in case of shareholders considered legal entities and/or represented by an attorney-in-fact, the competent representation documents shall be presented, in addition to the Voting Ballot.

In addition to this, it is noteworthy that in accordance with CVM Instruction 481, custody agents may, but are not required to receive the Voting Ballots of the Company's shareholders. For this reason, the shareholders should check with the respective Bookkeeping Agent if it will provide such service, as well as its costs and procedures. In case the Bookkeeping Agent opts to receive the Voting Ballot, the shareholders of the Company may also, at their exclusive discretion, send the Voting Ballot directly to such agents.

Also, pursuant to CVM Instruction 481, shareholders who so wish may also forward the Voting Ballot (Annex 07) directly to the Company and, in this case, should abide by the following rules:

(i)            The Voting Ballot will only be received when physically sent by post, addressed to the Company's Investor Relations Department, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Presidente Vargas, 409, Centro, 9th floor, or when sent by e-mail, to the following e-mail address: ombudsman-ri@eletrobras.com, and the originals, in the latter case, should be forwarded to the Company before the scheduled date for the Extraordinary General Meeting called hereunder;

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(ii)           The Voting Ballot shall contain the place, date and signature of the requesting shareholder. In case the shareholder is considered a legal entity in accordance with the Brazilian legislation, the signature shall be of its legal representative, or attorney-in-fact with powers for this type of act;

(iii)          The Voting Ballot sent directly to the Company should be accompanied by documentation attesting to the capacity of the shareholder or legal representative of the shareholder acting as the signatory, observing, for this reason, the requirements and formalities referred to in item 1.2 above.

The Voting Ballot that is sent directly to the Company and is unaccompanied by the documentation necessary to prove the condition of shareholder, or to prove its representation will not be considered valid, and, as a consequence, will not be processed by the Company. However it may be, corrected and resubmitted by the shareholder to the Company, observing the terms and procedures established in CVM Instruction No. 481.

The Voting Ballot received by the Bookkeeping Agent, the Custodian Agent (as the case may be) and/or by the Company up to 7 (seven) days prior to the date of the Shareholder’s Meeting pursuant to art. 21-B of CVM Instruction No. 481. The Voting Ballot that is delivered after this deadline will be considered invalid and will not be processed by the Company.

After the expiration of the period above, if there remain unfilled items of the Voting Bulletins presented, the Company informs that it will consider them as an instruction equivalent to abstaining from voting connected to such matters.

2. Matters to be submitted for resolution at the Extraordinary General Meeting hereby convened

Approve the sale of Eletrobras' shareholding in the following Special Purpose Companies ("SPEs"): Santa Vitória do Palmar Holding S.A., provided that the private partner Brave Winds Geradora S.A. carries out the joint sale when the auction is held at B3 S.A. - Brasil, Bolsa, Balcão; Eólica Hermenegildo I S.A.; Eólica Hermenegildo II S.A.; Eólica Hermenegildo III S.A.; Eólica Chuí IX S.A. and Uirapuru Transmissora de Energia S.A..

Eletrobras complied with all determinations made by the Federal Audit Court ("TCU"), contained in judgment number 1765/2018 - TCU - Plenário, dated August 1, 2018, which prevented it from publishing the Eletrobras Auction Notice 001/2018, in which the shareholdings in Special Purpose Companies (SPE) of Eletrobras Companies will be sold.

3. History

As a result of the 2015-2030 Strategic Plan (PE 2015-2030), the Business and Management Master Plan PDNG 2017-2021, approved by the Board of Directors of Eletrobras, established three strategic pillars to be implemented in Eletrobras and in the subsidiaries Furnas, Chesf, Eletrosul and Eletronorte, namely: i) Governance and Compliance; ii) Financial Discipline and iii) Operational Excellence, and also started the elaboration of the Divestment Program of the Eletrobras System.

Comprising the pillar of the "Financial Discipline" there are the following initiatives:

•          Reduction of investments;

•          Privatization of the Distribution Companies;

•          Sale of administrative real estate;

•          Sale of shares in SPE;

•          Tax optimization; and

•          Corporate restructuring aiming at the use of tax credits.

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In the planning cycle PDNG 2018-2022, approved by the Company's Board of Directors, the strategic pillars were expanded from three to five, with the inclusion of the pillars "Acting Sustainable" and "Valorization of People".

Regarding the subject "Financial Discipline", there is a forecast of sale of the equity holdings held by Eletrobras Companies in Specific Purpose Companies ("SPE"), which even after the annual reviews was maintained in both PDNG 2017-2021 and PDNG 2018-2022 planning cycles.

With the sale of shares in SPEs, the Company's Management expects its controlled companies and itself to improve their indebtedness indicators, namely the one composed by the following financial index: Net Debt/EBITDA, which for the 2Q18 was 3.4.

In order to carry out the sale of its interests in SPEs, the Company prepared economic and legal feasibility studies that will support the transaction and corroborate the understanding of its managers that its implementation will provide an improvement in the financial condition of the Company and its subsidiaries, which will be next briefly described.

4. Sale Modeling

In order for the sale of said shareholdings to achieve the best possible results, the sale will be carried out through a public auction to be conducted by B3 S.A. - Brasil, Bolsa, Balcão ("B3").

The adoption of an auctioning mechanism, where competition for the sale of assets is expected, thus enhances the transparency and publicity of the process and also enables a more equitable valuation of the final values of each shareholding, due to the competition between the participants who qualify in the auction.

Further detail on the Sale Modeling can be obtained through Annex 03 - Asset Sale Plan.

5. Minimum Prices

In order for a minimum price to be defined for each of the shares in SPEs that will be the object of said auction, the Company's Management prepared, with the help of specialized external advisors (Annex 05), evaluation reports for each of the participations.

These reports followed the standards usually accepted in operations of this nature. Therefore, for a more detailed description of the calculation methodology used, as well as regarding the results of the economic and financial valuation, and also regarding the minimum prices for sale of the interests in the SPEs selected for the divestment through auction, the full of each of the reports prepared is available in Annex 04 to this Management Proposal (Technical Information DFPI-018/2018 and appendixes).

The SPE Santa Vitória do Palmar Holding S.A. (SVP) contains 16 wind farms (402 MW) and represents one of the most attractive enterprises of the auction, either by the value of the assets or by the synergy between its wind farms and others that are in the region. Our financial advisors estimate that this will be one of the most contested assets of the auction if sold together.

Currently, SVP has its partners Eletrobras and Brave Winds Geradora S.A, with 78% and 22%, respectively. At the meeting of the investment committee of Brasil Energia Renovável - Fundo de Investimento em Participações (FIP), holder of Brave Winds Geradora S.A., it was decided the intention to jointly dispose of its participation in the sale auction of holdings held by Eletrobras and its controlled companies will be carried out by B3.

Regarding the minimum selling prices of each of the shares in the SPEs, it should be noted that their values were defined using the base date December 31, 2017, and totaled R$ 840.4 million, as indicated in the table below:

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Controlled SPEs	Eletrobras’ System Share	Minimum Price per SPE (R$ thousand)

Santa Vitória do Palmar Holding S.A. (including Chuí Holding S.A.)	78.00%	634,564
Eólica Hermenegildo I S.A.	99.99%	43,374
Eólica Hermenegildo II S.A.	99.99%	43,833
Eólica Hermenegildo III S.A.	99.99%	18,877
Eólica Chuí IX S.A.	99.99%	12,688
Uirapuru Transmissora de Energia S.A. (Uirapuru)	75.00%	87,100
Total	-	840,436

The procedures related to the auction are described in detail in Annex 03 - Asset Sale Plan.

Due to Eletrobras being included in the National Privatization Plan ("PND"), authorization was requested from the Ministry of Finance. These authorizations can be found in Annex 02 of this document.  In addition, there is provision in Resolution 13 of the Council of the Investment Partnership Program of the Presidency of the Republic  ("CPPI Resolution 13"), amended by Resolution 30 ("CPPI Resolution 30"), (Annex 01), in its article 8, permission to dispose of equity interest provided for in its Business Plan and Management 2018-2022 ("PDNG 2018-2022").

The expected date for the auction is September 27, 2018.

6. Analysis of Benefits and Risks of the Management Proposal

Benefits

•          Reduction of the Net Debt/EBITDA Indicator as part of the PDNG 2018-2022

•          Reduction of indebtedness, through the payment of debts with the amount obtained through the sale of shareholdings in Special Purpose Companies (SPE).

Risks

•          Failure to succeed in the Sale Auction to be held;

•          Occurrence of the auction at a later date than expected;

•          Failure to obtain consent to the purchase and sale of shares of all counterparties to contracts entered into with the SPE that have an early maturity clause, mandatory termination or penalties for the transfer of shares, including financing banks, transfer banks, debenture holders and guarantors;

•          Failure to obtain consent from the National Electric Energy Agency - ANEEL and from the Administrative Council for Economic Defense - CADE;

•          Judicial challenges, in particular related to the Declaratory Action of Unconstitutionality 5,624/DF, whose injunction, given by Minister Ricardo Levandowsky, determined that the disposal of shares involving the control of state-owned shares must be preceded by prior legislative authorization.

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MANAGEMENT CONCLUSION

As can be verified from all the foregoing, highlighting the risks described in this Management Proposal, Management believes that all the items on the agenda should be approved.

Brasília, August 22, 2018.

José Guimarães Monforte

Chairman of the Board of Directors

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ANNEXES

Annex 01 - CPPI Resolutions 13 and 30

Annex 02 - Authorization Documents of the Ministry of Finance

Annex 03 - Assets Sale Plan

Annex 04 - Technical Information DF-018/2018 and Appendixes

Annex 05 - BTG Pactual Minimum Price

Annex 06 - Opinion of the Legal Superintendence

Annex 07 - Distance Voting Ballot

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RESOLUTION 13, AUGUST 23, 2017

It is considering the qualification of privatization measures related to the Centrais Elétricas Brasileiras S.A. - Eletrobras, under the Investment Partnerships Program of the Presidency of the Republic, and recommends its inclusion in the National Privatization Program.

THE BOARD OF THE INVESTMENT PARTNERSHIP PROGRAM OF THE PRESIDENCY OF THE REPUBLIC, in the use of the attributions conferred on it by art. 7, caput, items I and V, letter "c", of Law 13,334, dated September 13, 2016 and art. 6, caput, item I, of Law No. 9,491, of September 9, 1997,

Considering the need to allow the federal public administration to focus its efforts on activities in which the presence of the Government is fundamental to the achievement of national priorities;

Considering the need to expand investment, employment and income opportunities in the country and to stimulate national technological and industrial development;

Considering the need to expand the quality of public infrastructure and to give priority projects priority treatment under the legislation;

Considering the need to ensure the supply of electricity in an efficient manner and at the lowest price for Brazilian society and to enable the flow of investments in the electric sector;

Considering the need to improve the governance of Centrais Elétricas Brasileiras S.A. - Eletrobras; Considering the need to value the Federal Government assets;

Considering the need to value and develop the capital market, a strategic element for the Brazilian economy;

and Considering the need to increase the direct participation of Brazilian society in the capital of Eletrobras;

RESOLVES:

Art 1 - To approve and submit the privatization measures related to Centrais Elétricas Brasileiras S.A. - Eletrobras for the determination of the President of the Republic, for qualification under the Program of Investment Partnerships (PPI).

Parágrafo único. O processo de desestatização previsto nos art. 1º e art. 2º será executado sem prejuízo das eventuais medidas de desinvestimento em curso da Eletrobras ou das empresas por ela controladas.

Art. 2 To recommend, for the approval of the President of the Republic, the inclusion of Eletrobras in the National Privatization Program - PND

Sole paragraph. The process of privatization provided for in art. 1 and 2 shall be executed without prejudice to any possible disinvestment measures in progress of Eletrobras or the companies controlled by Eletrobras.

Art 3. The privatization measures dealt with in art. 1 and  2 shall consider:

I - the financial return to the Federal Government;

II - the highest corporate governance requirements of the capital market;

III - the limitation of the voting power of the shareholders with greater shareholding, in order to guarantee the democratization of the capital in the control of Eletrobras;

IV - the need to reduce charges of the electric energy sector, with a priority targeting for the costing of the Social Energy Tariff;

V - the commercialization of electric power in an independent production regime;

VI - the special class action of Eletrobras' capital stock to the Federal Government, which grants it special powers in relation to changes in the corporate name, corporate objects or headquarters of Eletrobras or companies controlled by Eletrobras;

VII - the offer of part of the shares representing the capital of Eletrobras to its employees and employees of the companies directly or indirectly controlled by Eletrobras; and

VIII - o desenvolvimento, direta ou indiretamente por meio de sua subsidiária Companhia Hidro Elétrica do São Francisco – CHESF, de programa de revitalização dos recursos hídricos da Bacia do São Francisco.

VIII - the development, directly or indirectly through its subsidiary Companhia Hidro Elétrica do São Francisco - CHESF, of a program to revitalize the water resources of the Bacia do São Francisco.

Art 4 This Resolution shall enter into force on the date of its publication.

W. MOREIRA FRANCO

Minister of State Head of the General Secretariat of the Presidency of the Republic

ADALBERTO SANTOS VASCONCELOS

Special Secretary of the Investment Partnerships Program of the General Secretariat of the Presidency of the Republic

RESOLUTION No. 30, OF MARCH 19, 2018

Recommends for approval by the President of the Republic, the direct and indirect management bodies of the federal government responsible for executing and monitoring the further privatization process of the Centrais Elétricas Brasileiras – Eletrobras

     THE COUNCIL OF THE INVESTMENT PARTNERSHIPS PROGRAM OF THE PRESIDENCY OF THE REPUBLIC, in the use of the attribution granted by art. 7 head provision, item V (c), of Law No. 13,334, dated September 13, 2016, and in view of the provisions of Article 6 head provision, item II and Paragraph 1, in Article 18 and in Article 19 of Law No. 9,491, dated September 9, 1997,

     Considering that the Provisional Measure No. 814, of December 28, 2017, revoked Paragraph 1 of Article 31 of Law No. 10,848, dated March 15, 2004, which excluded Centrais Elétricas Brasileiras - Eletrobras and its subsidiaries Furnas Centrais Elétricas S/A, Companhia Hidro Elétrica do São Francisco - CHESF, Centrais Elétricas do Norte do Brasil S/A - Eletronorte, Empresa Transmissora de Energia Elétrica do Sul do Brasil S/A - Eletrosul and the Companhia de Geracão Térmica de Energia Elétrica - CGTEE from the National Further Privatization Program – PND (Programa Nacional de Desestatização – PND);

     Considering the further privatization model proposed by the Executive Federal Branch through Law No. 9,463/2018, in the modality of capital increase through public subscription of common shares, which may be accompanied by a secondary public offering of shares owned by the Federal Government or by a company directly or indirectly controlled by it; and

     Considering Resolution No. 13, dated August 23, 2017 issues by this Council of the Investment Partnerships Program of the Presidency of the Republic – CPPI (Conselho do Programa de Parcerias de Investimentos da Presidência da República – CPPI), which recommended the inclusion of the further privatization of Eletrobras within the scope of the Investment Partnerships Program of the Presidency of the Republic – PPI (Programa de Parcerias de Investimento da Presidência da República – PPI), suggested the inclusion of the company in the PND and established guidelines to be considered in its further privatization process;

1

RESOLVES:

     Article 1. Recommend, for the approval of the President of the Republic, that the National Economic and Social Development Bank – BNDES (Banco Nacional de Desenvolvimento Econômico e Social – BNDES) be responsible for executing and monitoring the further privatization process of Centrais Elétricas Brasileiras – Eletrobras, with the following attributions:

     I - Hire specialized technical services required for the further privatization process of Eletrobras until the issuance of shares for the capital increase of the company, considering the attributions of Eletrobras set forth in Article 2 of this Resolution;

     II - Hire the external auditor, registered in CVM, mentioned in Article 22 of Decree No. 2,594, of May 15, 1998;

     III - Disseminate the further privatization process, including by means of publications in the official gazette or mass media related to its attributions as per this article, as well as the submission of information requested by the competent authorities;

     IV - forward the information requested by the powers regarding the process of privatization of Eletrobras to the competent bodies, when requested;

     V - Prepare the documentation related to the attributions mentioned in this article to be considered by the Federal Audit Court - TCU (Tribunal de Contas da União – TCU) and other controlling bodies;

     VI- Advise Eletrobras on the deliberations related to the further privatization process, as and in the performance of the specific attributions established in Article 2 and 3, including the preparation of the documentation to be submitted to the the Federal Audit Court - TCU (Tribunal de Contas da União – TCU); and

VII - Monitor the entire process of further privatization of Eletrobras until its end.

     Article 2. Recommend, for the approval of the President of the Republic, that Eletrobras be responsible for the following duties in the further privatization process mentioned in this Resolution:

     I - Promote fluent communication and submit the relevant information to the securities system; and

     II - Prepare the documentation under its responsibility for assessment by the Federal Audit Court - TCU (Tribunal de Contas da União – TCU) and any other inspection and control bodies in the country and abroad, of all others competent bodies.

Article 3. Eletrobras shall:

2

I - Hire the specialized technical services required for the issuance of shares;

     II - Implement, in accordance with the applicable legislation and its bylaws, the adjustments and corporate operations approved by the Council of the Investment Partnerships Program of the Presidency of the Republic – CPPI (Conselho do Programa de Parcerias de Investimentos da Presidência da República – CPPI), which are required for the offering of shares in the stock exchange;

     III – Adopt the necessary steps, within the scope of its management and the General Shareholders' Meeting, for the deliberation of the required measures for the implementation of the further privatization, subject to the conditions approved by the CPPI;

     IV - Hire specialized technical services to prepare appraisal reports of any assets that may be segregated; and

     V - Adopt any other measures required for the implementation of the further privatization, considering the competences of BNDES established in Article 1.

     Sole Paragraph. In the exercise of the attributions provided for in this article, Eletrobras shall consider the premises and inputs of the studies conducted by BNDES.

     Article 4. Recommend, for the approval of the President, that the Ministry of Mines and Energy - MME (Ministério de Minas e Energia – MME) be responsible for coordinating and monitoring the further privatization process of Eletrobras, without prejudice to the powers given to BNDES and Eletrobras.

     Paragraph 1. The Ministry of Mines and Energy is responsible for setting up and coordinating working groups, which shall monitor and provide the technical support required for the further privatization process.

     Paragraph 2. The working groups referred to in Paragraph 1 may be composed by the following bodies and entities, according to their scope:

I – Ministry of Mines and Energy;

II - Chief of Staff of the President (Casa Civil da Presidência da República); III - Ministry of Finance (Ministério da Fazenda);

     IV- Ministry of Planning, Development, and Management (Ministério do Planejamento, Desenvolvimento e Gestão); V - Special Secretary of the Investment Partnerships Program – SPPI (Secretaria Especial do Programa de Parcerias do Investimento – SPPI); VI – National Electric Energy Agency (Agência Nacional de Energia Elétrica); VII – BNDES; VIII – Eletrobras; and

3

     IX - Member(s) of the Board of Directors of Eletrobras appointed by the minority shareholders of Eletrobras.

     Paragraph 3. The Special Secretary of the Investment Partnerships Program shall, at the request of the Ministry of Mines and Energy or at its own initiative, request the participation of members of the bodies and entities referred in paragraph 2.

     Paragraph 4. Representatives of bodies and entities with relevant knowledge or attributions in matters related to the further privatization process may be invited to the meetings of the working groups dealt with in this article.

     Paragraph 5 Participation in the working groups referred to in this article shall be considered a relevant public service contract, unpaid.

     Article 5. Without prejudice to the guidelines established by this Council for the further privatization process of Eletrobras, BNDES, Eletrobras, and the Ministry of Mines and Energy shall observe the following guidelines when performing its attributions set forth in this Resolution:

     I - The further privatization shall be performed through capital increase and the Federal Government shall waive its subscription rights or the rights held by it directly or indirectly through the bodies and entities of the direct and indirect administration, subject to the relevant legislation;

     II - The securities market's rules and practices shall be observed, including the following:

a) Conditions for contracting, performing and remunerating the specialized services; b) Definition of issuance price and sale of shares; and c) Disclosure of information to the market and to the public.

     III - Eletrobras' capital increase may be accompanied by a secondary offering of shares held by the Federal Government and other entities of the indirect federal administration.

     Article 6. For the accomplishment of the attributions provided for in Article 1, BNDES shall receive:

     I – A remuneration of two tenths percent levied on the net amount received through the increase in Eletrobras' capital stock, for covering operational costs related to the activities related to the further privatization process; and

     II – Reimbursement of expenses incurred with third parties required for the further privatization process.

     Paragraph 1. Eletrobras shall be responsible for the payments referred in items I and II of the head priovision of this article after the financial settlement of the operation.

4

     Paragraph 2. For determining the calculation basis for the percentage mentioned in item I of the head provision, the expenses incurred by the BNDES with third parties shall be deducted from the amount received in relation to the capital increase of Eletrobras, observing the provisions of Article 1, head provision, item I.

     Article 7. To detail the terms and conditions of the further privatization process of Eletrobras, as well as the conditions for remuneration and reimbursement of expenses with third party services and other necessary measures, the Federal Government, through the Ministry of Planning, Development and Management (Ministério do Planejamento, Desenvolvimento e Gestão), BNDES and Eletrobras may enter into agreements, in compliance with the conditions set forth in this Resolution and in other normative acts related to the subject.

     Article 8. Resolution 13 of August 23, 2017, of this CPPI shall become effective with the following changes:

“Article 2

Sole paragraph. The further privatization process referred to in this Resolution shall be carried out without prejudice to the measures of divestment or corporate restructuring of Eletrobras or of the companies directly or indirectly controlled by such company that are mentioned in its 2018-2022 Business and Management Plan and to the further privatization processes of the distribution companies provided for in Decree No. 8,893 of November 1, 2016.” (NR)

“Article 3

VII - The offer of part of the shares representing capital of Eletrobras to its employees, retirees and to the employees and retirees of the companies directly or indirectly controlled by Eletrobras; and” (NR)

Article 8. This Resolution shall enter in force on the date of its publication.

W. MOREIRA FRANCO
Minister of State - Head of the General Secretariat of the Presidency of the Republic
(Ministro de Estado Chefe da Secretaria-Geral da Presidência da República)

ADALBERTO SANTOS VASCONCELOS
Special Secretary of the Investment Partnerships Program of the General Secretariat of the Presidency of the Republic
(Secretário Especial do Programa de Parcerias de Investimentos da Secretaria-Geral da Presidência da República)

5

SEI Notice No. 101/2018/GMF-MF

Brasília, June 12, 2018.

Your Honor, Mr.

RONALDO FONSECA DE SOUZA

Chief Minister of the General Office of the Presidency of the Republic

Subject: Proposal of Sale of ELETROBRAS’ Assets.

Dear Minister,

1-                Reference is made to Official Letter No. 86/2018/SPPI, dated May 10, 2018, of the Special Office of SPPI/SG-PR, which copy is attached hereto, forwarded to this Ministry of Finance, the purpose of which was authorizing the sale of shares of Centrais Elétricas Brasileiras S.A. — Eletrobras, as a result of the inclusion of the Company in the National Privatization Program — PND, by means of Decree No. 9351, dated April 19, 2018.

2.                With said inclusion, the previous consent of the Ministry of Finance became necessary, for the sale of the assets of Eletrobras, in accordance with the provisions under Article 59, Paragraph I, V, of Decree No. 2594, dated May 15, 1998.

3.                The assets which shall be sold are part of the Divestment Program of Eletrobras System for 2017 - 2021, prepared according to the guidelines of the Steering Plan of Business and Management, approved by the Company.

4.                In that being so, this Ministry is favorable to the sale of said assets, the list of it is attached hereto, reported by the National Treasury Office, according to SEI Opinion No. 22/2018/GESIE/COPAR/SUPEF/STN-MF, dated May 21, 2018.

Sincerely,

EDUARDO REFINETTI GUARDIA

State Ministry of Finance

Reference: Case No. 48330.000016/2018-44.	SEI No. 0756739

SEI/MF - 0676509 - Opinion	https://sei.fazenda.gov.br/sei/controlador.php?acao=documento_visu

MINISTRY OF FINANCE National Treasury Office Undersecretary’s of the Fiscal Policy Strategic Planning Office General Coordination of Equity Interest Infrastructure Sector Management

SEI OPINION NO. 22/2018/GESIE/COPAR/SUPEF/STN-MF

Headnote; Prior Authorization of the State Finance Minister for the sale of the assets of Centrais Elétricas do Brasil S/A Eletrobras, a company that participates in the National Privatization Program (PND).

SEI Case No. 48330.000016/2018-44

Mr. General Coordinator.

1.                         The Executive Secretary of the Ministry of Finance (SE/MF), by means of the Order No. 48330.000016/2018-44, dated May 17, 2018, requests the statement and forwarding of this Office about the proposal for sale of the list of assets held by Centrais Elétricas do Brasil S/A - Eletrobras and its subsidiaries (jointly with Eletrobras System), a holding included under the scope of the National Privatization Program (PND).

2.                         Eletrobras is a government-controlled publicly traded company, controlled by the Federal Government, which has the corporate purpose of performing assessments, conducting projects, construction and operation of electric energy generating plants, transmission lines, and distribution plants, as well as executing trade documents arising from such activities.

3.                         The statement of this Office is provided for under Article 59, Paragraph 1, Item V of Decree No. 2,594, dated May 15, 1998, which provides for the need for previous authorization of the Finance State Minister to the company, upon its inclusion in PND, to purchase or sell assets at an amount equal or higher than 5% of the company’s shareholder’s equity. In this case, considering that Eletrobras Group has a shareholder’s equity amounting to BRL 42,752,532 thousand, according to the accounting statements of December 31, 2017, the proposal of sale of equity interests of the Company amounting to BRL 4.3 billion, at book value, needs for a previous authorization of the Ministry of Finance.

I                           DEMAND OF ELETROBRAS

4.                         The Special Office of the Investments Program Partnership of the Presidency of the Republic (SPPI), by means of Official Letter No. 86/2018/SPPI, dated May 10, 2018, reports to the Executive Office of the Ministry of Finance (SE/MF) on the Official Letter No. 158/2018/SE-MME, forwarded by the Ministry of Mines and Energy, including a request for sale of assets of Eletrobras for authorization of the Ministry of Finance and of the Investments Partnership Board of the Presidency of the Republic (CPPI). As reported, the assets to be disposed of are part of the Divestment Program of Eletrobras System for 2017-2021, prepared in accordance with the Guidelines of the Steering Plan of Business and Management, both approved by the Executive Board and Board of Directors of the state-owned company.

5.                         It should be noted that it provides for the assets that are not covered in the Divestment Program, notwithstanding the fact that said Program establishes a list of assets to be divested, as further addressed hereunder:

•        The Core Business of Eletrobras System of generation and transmission of electric energy, under the management of companies Eletrobras - Chesf, Eletrosul, Eletronorte and Furnas;

•        The assets of generation of electric energy of water source, under the management of ITAIPU BINACIONAL;

•        The assets of generation of electric energy of thermonuclear source, under the management of Eletrobras Termonuclear S/A - Eletronuclear;

•        The Center for Research on Electric Energy (Cepel) and its infrastructure for applied research on electrical systems and equipment targeted at the generation, transmission, distribution and trading of electric energy in Brazil;

•        Any assets held by Eletrobras, traded in stock exchange, which are part of the portfolio of shareholding interests in affiliated companies of the Brazilian Electricity Industry;

•        Machinery, equipment, lands, real estate, vehicles and other capital goods used in the activities of generation, trading, transmission and distribution of electric energy, and which do not stand as cash generating units;

•        Assets of financial nature, such as public bonds, debentures, investment funds interests, receivables, among others;

6.                         The Steering Plan of Business and Management PDNG 2017-2021, based on the 2015-2030 Strategic Plan, established 3 strategic pillars, namely: Governance and Compliance, Financial Discipline and Operational Excellence. With respect to the financial discipline, PDNG 2017-21 is aimed at reducing the gross and net debt of Eletrobras companies by means of privatizations and demobilizations of operating and non-operating assets.

7.                         The strategic pillar connected to financial discipline, in turn, unfolded in the following efforts: I. reduction of investments; 2 - privatization of the distribution companies; 3. sale of real estate; 4. sale of interests in SPE; 5. tax optimization; and 6 - corporate restructuring aimed at utilizing tax credit. For the Divestment Program, and, therefore, for the purposes of this statement, only efforts two and four are taken into consideration, namely, privatization of distributors and the sale of interests in SPE.

8.                         In line with the strategic pillar of financial discipline, recommendation is to reduce the level of indebtedness of companies controlled by Eletrobras, as well as the holding, measured by the ratio net debt/EBlTDA. Thus, the divestment in SPE’s as a measure of reduction of net debt is justifiable. In view of this, debts of said subsidiaries with Eletrobras shall be settled by means of datio in solutum of the debt in interests that these companies hold in SPE.

9.                         According to PDNG 2017-21, Eletrobras system posted a high indebtedness in 2016, equal to 8.7 x for net debt/EBITDA indicator. As a consequence, there was worsening of a profile of debt with the increase of interest rate and reduction of terms of loans and financings. In that being so, although the efforts connected to the pillar of operating excellence are aimed at improving revenue from the reduction of expenses (with the respective impacts on EBITDA), only these efforts are insufficient to achieve the reduction of the multiple indebtedness for a figure about 4.

10.                       With respect to the privatization of energy distribution companies, we have already stated to be in favor of it in the deliberation of the Extraordinary General Meetingsthat addressed the renewal of the respective concessions and the modeling of privatization. In time, under the terms of the modeling approved (CPPI Resolution No. 13), the distribution companies shall be sold in auction at a symbolic value (BRL 50,000), and the winning bidder shall be defined according to the criterion of smaller fiscal relaxation.

11.                       Regarding the interests in partnerships of G&T, the choice of assets was decided upon considering:

•        Assets of a magnitude to maximize the number of potential purchasers or that jointly have a high synergy or allow risk diversification; and

•        Specifically with regard to the operations of datio in solutum with subsidiaries Chesf, Furnas, Eletrosul and Eletronorte;

-             Preferably operating assets or en route to becoming operating;

SEI/MF - 0676509 - Opinion	https://sei.fazenda.gov.br/sei/controlador.php?acao=documento_visu

-        Preferably assets without corporate, regulatory and operating pending issues;

-        Assets that have revenue and expenses with higher predictability; and

-        Assets that may be grouped in consolidating entities by means of corporate restructuring, with the purpose of ensuring the synergy between the interests in SPE, in such a way to absorb for the shareholder, fully or partly, the proceeds that will be ensued out of the joint management optimization of these projects and/or interests.

12.                       In this context, a list of 112 assets was drafted, which are enclosed hereto and consist in the scope for the intended divestment. As reported, the goal is to divest up to BRL 4.6 billion in shareholding interests (book value).

13.                       In this regard, some considerations are important. The List approved by Eletrobras’ Management includes only the minority interests. However, some SPE’s started being controlled by Eletrobras owing to corporate restructuring after the design of the Divestment Program. We may refer to some examples, such as the cases of Santa Vitória do Palmar Holding S/A and CHUÍ Holding S/A, subsidiaries of Eletrosul. In view of this, we would like to emphasize the need for abiding by all corporate procedures required for the sale of subsidiaries, including any indispensability approving the sale of the Shareholders’ Meeting of Eletrobras, according to Article 17, Item I, of the Company’s Articles of Incorporation, in addition to the regularity, write-offs of encumbrances, and consents under the responsibility of the agencies of the direct public management.

14.                       It should be noted that the reservation in the Divestment Program with respect to the need for abiding by shareholders’ agreements for the process of sale of shareholding interests:

“the fact that all Shareholders’ Agreements provide for a preemptive right in the event of direct sale of shares issued by SPE should be taken into consideration. A significant part of the Shareholders’ Agreements also establishes the applicability of the indirect sales preference right and, finally, some shareholders’ agreements have an applicable provision for Tag Along and Drag Along, including minority shareholding.”

15.                       For the purposes of sale and settlement of accounts with subsidiaries, the need for valuation of shareholding interests in partners shall be taken into consideration, based on the valuation report prepared grounded on the economic criterion, both for interests transferred under datio in solutum, and for direct sales of assets by the subsidiaries, in cases in which such option is the most advantageous.

16.                       Another point of note is the need for special treatment of the sale of minority interests by Eletrobras, considering that the content of Decree No. 1,068/1994 provides for the inclusion and sale of these shares within the scope of PND.

2                          EXECUTIVE BOARD’S REPRESENTATION

17.                       The Executive Board of Eletrobras, by means of Resolution RES-737/2017, dated November 13, 2017, decided to approve the Divestment Program of Eletrobras System.

3                          BOARD OF DIRECTORS’ REPRESENTATION

18.                       The Board of Directors of Eletrobras, upon Deliberation No. DEL-243/2017, dated November 24, 2017, approved the Divestment Program of Eletrobras System, with the list of assets attached.

4                          CONCLUSION

19                        In view of the foregoing, considering the justifications presented by Management, included in the Divestment Program of Eletrobras System, which are in keeping with the Steering Plan of Business and Management of 2017-21 (PDNG 2017-21) and 2015-2030 Strategic Plan, there is no hindrance regarding the authorization for the sale of assets attached, conditioned to the abidance by all corporate procedures required, and the arrangement of any regularities and consents with agencies of direct management, as well as the preparation of valuation report, in accordance with Paragraphs 13 to 15 of this opinion. Furthermore, a legal evaluation of PGFN about the need for special treatment of the sale upon decree given the preclusions in Decree No. 1,068/1994, is indispensable. However, we would like to emphasize that the sale of the elements of assets of the company included in PND ultimately depends on the authorization of the National Privatization Council (CND), according to Article 47, Item 1 of Decree No. 2,594.

For higher appraisal, suggesting this opinion to be submitted to SE/MF, carbon copied to PGFN, for the applicable measures within the scope of its assignments.

Document electronically signed CARLOS EDUARDO DOMENECH. Finance and Control Analyst	Document electronically signed RODRIGO PARENTE VIVES Manager of COPAR

Agreed. Be it submitted to Mr. Undersecretary of Strategic Planning of Fiscal Policy.

Document  electronically signed

CHARLES CARVALHO GUEDES

General Coordinator of COPAR

Agreed. Be it submitted to the National Treasury Office Secretary.

Document electronically signed

PEDRO JUCÁ MACIEL

Undersecretary of Fiscal Policy Strategic Planning Office

Agreed. Be it submitted to SE/MF, as suggested.

Document electronically signed

SEI/MF - 0676509 - Opinion	https://sei.fazenda.gov.br/sei/controlador.php?acao=documento_visu

MANSUETO FACUNDO DE ALMEIDA JÚNIOR

National Treasury Office Secretary

Document electronically signed by Charles Carvalho Guedes, General Coordinator of Equity Interest, on May 21, 2018, at 1:24 p.m., according to the official time of Brasília, based on Article 6, Paragraph 1, of the Decree No. 8,539 dated October 8, 2015.

Document electronically signed by Rodrigo Parente Vives, Infrastructure Department Manager, on May 21, 2018, at 2:07 p.m., according to the official time of Brasília, based on Article 6, Paragraph 1 of Decree No. 8,539, dated October 8, 2015.

Document electronically signed by Pedro Juca Maciel, Undersecretary of the Fiscal Policy Strategic Planning Office, on May 22, 2018, at 11:59 a.m., according to the official time of Brasília, com based on Article 6, Paragraph 1, of Decree No. 8,539, dated October 8, 2015.

Document electronically signed by Carlos Eduardo Domenech, Federal Auditor of the Finance and Control Office, on May 23, 2018, at 10:23 a.m., according to the official time of Brasília, based on Article 6, Paragraph 1, of the Decree No. 8,539, dated October 8, 2015.

Document electronically signed by Mansueto Facundo de Almeida Junior, Undersecretary of the National Treasury, on May 23, 2018, at 02:49 p.m., according to official time of Brasília, based on Article 6, Paragraph 1, of the Decree No. 8,539, dated October 8, 2015.

The authenticity of this document may be checked at the website http://sei.fazenda.gov.br/sei/controlador_externo.php?acao-documento_conferir&id_orgao_acesso_ externo=0, reporting the verification code 0676509, and the code CRC E8B94C1A.

Reference: Case No. 48330.000016/2018-44	SEI No. 0676509

Created by rodrigo.vives, version 19 by charles.guedes on May 21, 2018 01:23:48 p.m.

SEI/MF - 0740963 – Information Note	https://sei.fazenda.gov.br/sei/controlador.php?acao=documento__im...

MINISTRY OF FINANCE

Executive OfficeUndersecretary Office for Economic Affairs

SEI Information Note No. 206/2018/SPAE/SE-MF

CONCERNED PARTIES: Presidency of the Republic - PR, Centrais Elétricas Brasileiras S.A - Eletrobras

SUBJECT: Sale of Eletrobras Assets - Consent of the Ministry of Finance

RELEVANT MATTER: By means of the Official Letter No. 86/2018/SPPI, dated May 10, 2018, the Special Investment Partnerships Program SPPI submitted, to this Executive Office, a request for authorization of the Ministry of Finance for sale of the assets of Centrais Elétricas Brasileiras S.A. - Eletrobras, as provided for in Decree No. 2,594, 1998, according to which:

Article 59. Without loss to the technical connection provided for under Decree No. 1,361, dated January 1, 1995, the companies included in PND, as well as the companies that hold the shareholding interests included in said Program shall be administratively subordinated to the Ministry of Finance, which, under the scope of its competence, shall take all measures necessary for putting the privatization processes in practice.

Paragraph 1 “As of its inclusion in PND, the company may not carry out the following acts, without previous authorization by the State Finance Minister:

............

V - purchase or sell assets at an amount equal to five percent of the company shareholders’ equity or higher than this."

According to STN (SEI Documents No. 0676509 and No. 0728673), considering that Eletrobras Group has a shareholder’s equity amounting to BRL 42,752,532 thousand (accounting statements of December 31, 2017), the proposal of sale of equity interests of the Company amounting to BRL 4.6 billion (connected to 112 assets listed in SEI document No. 0695203) discussed hereunder, surpasses 5% of the shareholders’ equity of the Group, thus needing for a previous authorization of the Ministry of Finance.

SEI/MF - 0740963 – Information Note	https://sei.fazenda.gov.br/sei/controlador.php?acao=documento__im...

It should be noted that the inclusion of Eletrobras in National Privatization Program - PND happened by means of Decree No. 9,351, dated April 19, 2018, and that the Divestment Program of Eletrobras System is aimed at promoting the settlement of debts of subsidiaries Chesf, Furnas, Eletronorte and Eletrosul, by means of datio in solutum of the debt in interests that the companies have in SPE.

BACKGROUND:

•        STN stated its position upon SEI Opinion No. 22/2018/GESIE/COPAR/SUPEF/STN-MF (SEI Document No. 0676509), dated May 23, 2018, supplemented by e-mail dated June 4, 2018 (SEI Document No. 0728673), and concluded that, considering the justifications presented by Management, included in the Divestment Program of Eletrobras System, which would be in keeping with the Steering Plan of Business and Management of 2017-21 (PDNG 2017-21) and 2015-2030 Strategic Plan, there is no hindrance regarding the authorization for the sale of assets attached, conditioned to the abidance by all corporate procedures required, and the arrangement of any regularities and consents with agencies of direct management, as well as the preparation of valuation report, in accordance with Paragraphs 13 to 15 of this opinion.

•        Furthermore, STN understood that there was need for a legal evaluation of PGFN on the need for special treatment of the sale upon decree given the preclusions in Decree No. 1,068/1994, is indispensable. In this sense, PGFN expressed its positioning, by means of SEI Opinion No. 114/2018/CAS/PGACFFS/PGFN-MF (SEI Document No. 0702476), dated May 28, 2018, showing the following conclusions:

o        the minority shareholding interests that started belonging to Eletrobras after the enactment of Decree No. 1,068, of 1994, which are included in the Company’s Divestment Plan, are included in the National Privatization Program;

o        with said inclusion of Eletrobras in PND, and the question submitted by STN was solved, as all its assets that fall under the privatization rules, are part of the Program;

o        that the laws governing PND establishes the jurisdiction of CPPI and of the Finance Minister, as exposed above, within the scope of the respective jurisdictions, authorizing the sale of the shareholding interests included in said Program.

•        Subsequently, PGFN issued SEI Note No. 8/2018/CAS/PGACFFS/PGFN-MF, dated June 5, 2018, presenting draft of Ministerial Note, with the previous authorization of the State Finance Minister, as requested by the Special Office of the Investment Partnership Program - SPPI.

CONCLUSION: With reference to the Notice duly sealed by the General Counsel of the National Treasury (SEI Document No. 0745651), and given the statements of STN and PGFN, it is hereby suggested that this case is submitted to the Office of the Minister of Finance, for order.

Document electronically signed

GUSTAVO S. DE ARROCHELA LOBO

Undersecretary Office for Economic Affairs, Deputy

Agreed. This instrument should be submitted for appraisal of the Executive Office.

SEI/MF - 0740963 – Information Note	https://sei.fazenda.gov.br/sei/controlador.php?acao=documento__im...

Document electronically signed

ARIOSTO ANTUNES CULAU

Assistant Executive Secretary

Agreed. The case should be submitted for the Office of the Ministry of Finance.

Document electronically signed

ANA PAULA VITALI JANES VESCOVI

Executive Board

Document electronically signed by Gustavo Sampaio de Arrochela Lobo, Deputy Undersecretary for Economic Affairs, on June 11, 2018, at 11:45 a.m., according to the official Brasília time, based on Article 6, Paragraph 1, of Decree No. 8,539, dated October 8, 2015.

Document electronically signed by Ariosto Antunes Culau, Assistant Executive Secretary

on June 11, 2018, at 5:04 p.m., according to official time of Brasília, based on Article 6, Paragraph 1, of Decree No. 8,539, dated October 8, 2015.

Document  electronically signed by Ana Paula Vitali Janes Vescovi, Executive Secretary,

on June 11, 2018, at 08:12 p.m., according to the official time of Brasília, based on Article 6, Paragraph 1, of Decree No.  8,539, dated October 8, 2015.

The authenticity of the document may be checked at the website http://sei.fazenda.gov.br /sei/controlador_ externo.php?acao=document_ conferir&id_orgao_ acesso_ externo=0, entering the verification code 0740963, and code CRC 87F79DB4.

Reference: Case No. 48330.000016/2018-44.	SEI No. 0740963

SEI/MF - 0734218 - Note	https://sei.fazenda.gov.br/sei/controlador.php?acao=documento__im...

MINISTRY OF FINANCE

Office of the General Counsel for the Federal Treasury

Office of the Assistant General Counsel of Fiscal, Financial and Corporate Consulting

General Coordination of Corporate Affairs of the Federal Government

SEI Note No. 8/2018/CAS/PGACFFS/PGFN-MF

Query made by STN . With the inclusion in PND of all Eletrobras’ assets which fall under the privatization rules, are part of the Program. The applicable laws of PND allow to CPPI and the Ministry of Finance, under the scope of its respective assignments, authorize the sale of equity interests included in said Program. Draft of the authorization act of the Ministry of Finance. Matter reviewed on PGFN/CAS Opinion No. 114/2018.

Reserved act under the terms of Law No. 12,527, dated November 18, 2011.

SEI Case No. 48330.000016/2018-44

By means of the Official Letter No. 86/2018/SPPI, dated May 10, 2018, the Special Office of the Investment Partnerships Program, connected to the General Office of the Presidency of the Republic, submitted, to the Ministry of Finance, the Official Letter No. 158/2018/SE-MME, forwarded by the Ministry of Mines and Energy - MME to the Special Office of the Investment Partnership Program - SPPI, by means of which such Ministry referred a request for sale of assets of Centrais Elétricas Brasileiras S.A. - Eletrobras, for authorization of the Ministry of Finance and Investment Partnership Board of the Presidency of the Republic — CPPI.

2.                The request for authorization for sale of assets of Centrais Elétricas Brasileiras S.A. submitted by MME is necessary as a result of the inclusion of the company in the National Privatization Program - PND, by means of Decree No. 9,351, of 2018. With the inclusion of Eletrobras in PND, the need for prior authorization of the State Ministry of Finance for the sale of Company’s assets, as provided for under Article 59, Paragraph I, V, of Decree No. 2,594, of 1998.

3.         In response to the demand made by the Ministry of Mines and Energy, the Executive Office of the Ministry of Finance requested the National Treasury Office to state its position on the matter, and STN made its representation according to SEI Opinion No. 22/2018/GESIE/COPAR /SUPEF/STN-MF, dated May 21, 2018.

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4.                In turn, this Office of the General Counsel appraised the matter submitted by STN through PGFN/CAS Opinion No. 114/2018, concluding that: (i) the minority shareholding interests that started belonging to Eletrobras after the enactment of Decree No. 1,068, of 1994, which are included in the Company’s Divestment Plan, are included in the National Privatization Program; (ii) with said inclusion of Eletrobras in PND, and the question submitted by STN was solved, as all its assets that fall under the privatization rules, are part of the Program; (iii) that the laws governing PND establishes the jurisdiction of CPPI and of the Finance Minister, as exposed above, within the scope of the respective jurisdictions, authorizing the sale of the shareholding interests included in said Program, as referred to in this opinion.

5.                In view of this, and as a result of the request submitted by the Ministry of Mines and Energy to sell assets of the Company, under the terms or Article 59, Paragraph 1, Item V, of Decree No. 2,597, of 1998, when said assets imply an amount equal to five percent of the company shareholders’ equity or higher than that, we hereby submit the draft of the Ministerial Notice attached, with previous authorization of the State Finance Minister, as requested by the Special Office of the Investment Partnership Program - SPPI,

6.                With such remarks, it is hereby recommended that this note be submitted to the Executive Office of the Ministry of Finance.

This is the referral.

GENERAL COORDINATION OF THE CORPORATE AFFAIRS OF THE FEDERAL GOVERNMENT, in June 2018.

LUIZ FREDERICO DE BESSA FLEURY

General Counsel for the Federal Treasury

Agreed. For appraisal of Office of the Assistant General Counsel of Fiscal, Financial and Corporate Consulting.

GENERAL COORDINATION OF THE CORPORATE AFFAIRS OF THE FEDERAL GOVERNMENT, in June 2018.

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SEI/MF - 0734218 - Note	https://sei.fazenda.gov.br/sei/controlador.php?acao=documento__im...

JÚLIO CÉSAR GONÇALVES CORRÊA

General Coordinator

I hereby approve it. Copy of this Note be submitted to the Executive Office of the Ministry of Finance. OFFICE OF THE GENERAL COUNSEL OF THE NATIONAL TREASURY, in June 2018.

ANA PAULA VIEIRA LIMA BITTENCOURT

Assistant General Counsel of Fiscal, Financial and Corporate Consulting.

Document electronically signed by Luiz Frederico de Bessa Fleury, Attorney General of the National Treasury, on June 5, 2018, at 06:13 p.m., according to official time of Brasília, based on Article 6, Paragraph 1, of Decree No. 8,539, dated October 8, 2015.

Document  electronically signed by Júlio César Gonçalves Corrêa, General Coordinator, on June 5, 2018, at 06:17 p.m., according to the official time of Brasília, based on Article 6, Paragraph 1, of Decree No.  8,539, dated October 8, 2015.

Document electronically signed by Ana Paula Lima Vieira Bittencourt, Office of the Assistant General Counsel of Fiscal, Financial and Corporate Consulting,

on June 5, 2018, at 07:19 p.m., according to the official Brasília time, based on Article 6, Paragraph 1, of Decree No. 8,539, dated October 8, 2015.

The authenticity of the document may be checked at the website http://sei.fazenda.gov.br/sei/controlador_externo.php?acao=documento_conferir&id_orgao_acesso_externo=0, stating the verification code 0734218 and code CRC 4F653EB8.

Reference: Case No. 48330.000016/2018-44	SEI No. 0734218

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SEI/MF - 0702476 - Opinion	https://sei.fazenda.gov.br/sei/controlador.php?acao=documento_visu..

MINISTRY OF FINANCE

Office of the General Counsel for the Federal Treasury

Office of the Assistant General Counsel of Fiscal, Financial and Corporate Consulting

General Coordination of Corporate Affairs of the Federal Government

SEI OPINION NO. 114/2018/CAS/PGACFFS/PGFN-MF

Query made by STN . With the inclusion of Eletrobras in PND, all its assets, which fall under the privatization rules, are part of the Program. The applicable laws of PND allow to CPPI and the Ministry of Finance, under the scope of its respective assignments, authorize the sale of equity interests included in said Program.

Act established under the terms of Law No. 12,527, dated November 18, 2011.

SEI Case No. 48330.000016/2018-44

I

INTRODUCTION

By means of the Official Letter No. 86/2018/SPPI, dated May 10, 2018, the Special Office of the Investment Partnerships Program, connected to the General Office of the Presidency of the Republic, submitted, to the Ministry of Finance, the Official Letter No. 158/2018/SE-MME, forwarded by the Ministry of Mines and Energy - MME to the Special Office of the Investment Partnership Program - SPPI, by means of which such Ministry referred a request for sale of assets of Centrais Elétricas Brasileiras S.A. - Eletrobras, for authorization of the Ministry of Finance and Investment Partnership Board of the Presidency of the Republic — CPPI.

2.         The request for authorization for sale of assets of Centrais Elétricas Brasileiras S.A. submitted by MME is necessary as a result of the inclusion of the company in the National Privatization Program - PND, by means of Decree No. 9,351, of 2018. With the inclusion of Eletrobras in PND, the need for prior authorization of the State Ministry of Finance for the sale of Company’s assets, as provided for under Article 59, Paragraph 1, V, of Decree No. 2,594, of 1998.

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3.                In response to the demand made by the Ministry of Mines and Energy, the Executive Office of the Ministry of Finance requested the National Treasury Office to state its position on the matter, and STN made its representation according to SEI Opinion No. 22/2018/GESIE/COPAR/SUPEF/STN-MF, dated May 21, 2018.

II

ANALYSIS

4.                In its statement, according to SEI Opinion No. 22/2018/GESIE/COPAR/SUPEF/STN-MF, dated May 21, 2018, the National Treasury Office thus concluded:

“1 DEMAND OF ELETROBRAS

4. The Special Investment Partnerships Program of the Presidency of the Republic (SPPI), by means of the Official Letter No. 86/2018/SPPI, dated May 10, 2018, reports to the Executive Office of the Ministry of Finance (SE/MF) on the Official Letter No. 158/2018/SE-MME, forwarded by the Ministry of Mines and Energy, including a request for sale of assets of Eletrobras for authorization of the Ministry of Finance and of the Investments Partnership Board of the Presidency of the Republic (CPPI). As reported, the assets to be disposed of are part of the Divestment Program of Eletrobras System for 2017-2021, prepared in accordance with the Guidelines of the Steering Plan of Business and Management, both approved by the Executive Board and Board of Directors of the state-owned company.

5. It should be noted that it provides for the assets that are not covered in the Divestment Program, notwithstanding the fact that said Program establishes a list of assets to be divested, as further addressed hereunder:

•    The Core Business of Eletrobras System of generation and transmission of electric energy, under the management of companies Eletrobras Chesf, Eletrosul, Eletronorte and Furnas;

•    The assets of generation of electric energy of water source, under the management of ITAIPU BINACIONAL;

•    The assets of generation of electric energy of thermonuclear source, under the management of Eletrobras Termonuclear S/A Eletronuclear;

•    The Center for Research on Electric Energy (Cepel) and its infrastructure for applied research on electrical systems and equipment targeted at the generation, transmission, distribution and trading of electric energy in Brazil;

•    Any assets held by Eletrobras, traded in stock exchange, which are part of the portfolio of shareholding interests in affiliated companies of the Brazilian Electricity Industry;

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•    Machinery, equipment, lands, real estate, vehicles and other capital goods used in the activities of generation, trading, transmission and distribution of electric energy, and which do not stand as cash generating units;

•    Assets of financial nature, such as public bonds, debentures, investment funds interests, receivables, among others;

6.  The Steering Plan of Business and Management PDNG 2017-2021, based on the 2015-2030 Strategic Plan, established 3 strategic pillars, namely: Governance and Compliance, Financial Discipline and Operational Excellence. With respect to the financial discipline, PDNG 2017-21 is aimed at reducing the gross and net debt of Eletrobras companies by means of privatizations and demobilizations of operating and non-operating assets.

7.  The strategic pillar connected to financial discipline, in turn, unfolded in the following efforts: 1 - reduction of investments; 2 - Privatization of the Distribution Companies; 3 - Sale of administrative real estate; 4- Sale of Interests in SPE; 5 - Tax optimization; and 6 - Corporate Restructuring aiming at the utilization of fiscal debt claim. For the Divestment Program, and, therefore, for the purposes of this statement, only efforts two and four are taken into consideration, namely, privatization of distribution companies and the sale of interests in SPE.

8.  In line with the strategic cornerstone of financial discipline, recommendation is to reduce the level of indebtedness of companies controlled by Eletrobras, as well as the holding, measured by the ratio net debt/EBITDA. Thus, the divestment in SPE’s is justifiable as a measurement of reduction of net debt. In view of this, debts of said subsidiaries with Eletrobras shall be settled by means of datio in solutum of the debt in interests that these companies hold in SPE.

9.  According to PDNG 2017-21, Eletrobras system posted a high indebtedness in 2016, equal to 8.7 x for net debt/EBITDA indicator. As a consequence, there was worsening of a profile of debt with the increase of interest rate and reduction of terms of loans and financings. In that being so, although the efforts connected to the pillar of operating excellence are aimed at improving revenue from the reduction of expenses (with the respective impacts on EBITDA), only these efforts are insufficient to achieve the reduction of the multiple indebtedness for a figure about 4.

10. With respect to the privatization of energy distribution companies, we have already stated to be in favor of it in the deliberation of the Extraordinary General Meeting that addressed the renewal of the respective concessions and the modeling of privatization. In time, under the terms of the modeling approved (CPPI Resolution No. 13), the distribution companies shall be sold in auction at a symbolic value (BRL 50,000), and the winning bidder shall be defined according to the criterion of smaller fiscal relaxation.

11. With respect to the interests in partnerships of G&T, the choice of assets was decided upon considering:

•    Assets of a magnitude to maximize the number of potential purchasers or that jointly have a high synergy or allow risk diversification; and

•    Specifically with regard to the operations of datio in solutum with subsidiaries Chesf, Furnas, Eletrosul and Eletronorte;

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-    Preferably operating assets or en route to becoming operating;

-    Preferably assets without corporate, regulatory and operating pending issues;

-    Assets that have revenue and expenses with higher predictability; and

-    Assets that may be grouped in consolidating entities by means of corporate restructuring, with the purpose of ensuring the synergy between the interests in SPE, in such a way to absorb for the shareholder, fully or partly, the proceeds that will be ensued out of the joint management of these projects and/or interests.

12. In this context, a list of 112 assets was drafted, which are enclosed hereto and consist in the scope for the intended divestment. As reported, the goal is to divest up to BRL 4,6 billion in shareholding interests (book value).

13. In this regard, some considerations are important. The List approved by Eletrobras’ Management includes only the minority interests. However, some SPE’s started being controlled by Eletrobras owing to corporate restructuring after the design of the Divestment Program. We may refer to some examples, such as the cases of Santa Vitória do Palmar Holding S/A and CHUÍ Holding S/A, subsidiaries of Eletrosul. In view of this, we would like to emphasize the need for abiding by all corporate procedures required for the sale of subsidiaries, including any indispensability approving the sale of the Shareholders’ Meeting of Eletrobras, according to Article 17, Item I, of the Company’s Articles of Incorporation, in addition to the regularity, write-offs of encumbrances, and consents under the responsibility of the agencies of the direct public management.

14. It should be noted that the reservation in the Divestment Program with respect to the need for abiding by shareholders’ agreements for the process of sale of shareholding interests:

“the fact that all Shareholders’ Agreements provide for a preemptive right in the event of direct sale of shares issued by SPE should be taken into consideration. A significant part of the Shareholders’ Agreements also establishes the applicability of the indirect sales and, finally, some shareholders’ agreements have an applicable provision for Tag Along and Drag Along, including minority shareholding.”

15. For the purposes of sale and settlement of accounts with subsidiaries, the need for valuation of shareholding interests in partners shall be taken into consideration, based on the valuation report prepared grounded on the economic criterion, both for interests transferred under datio in solutum, and for direct sales of assets by the subsidiaries, in cases in which such option is the most advantageous.

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16. Another point of note is the need for special treatment of the sale of minority interests by Eletrobras, considering that the content of Decree No. 1068/1994 provides for the inclusion and sale of these shares within the scope of PND.” (Emphasis added).

5.                Upon request of CAS/PGFN, STN, by means of an e-mail dated May 25, 2018, provided clarifications on the object of the query to this Office of the General Counsel in its SEI Opinion No. 22/2018/GESIE/COPAR/SUPEF/STN - MF, dated May 21, 2018, stating as follows:

“With respect to the conclusion of SEI Opinion No.  22/2018/GESIE/COPAR/SUPEF/STN-MF that covers the previous authorization of the Ministry of Finance for the sale of Eletrobras’ assets (included within the scope of PND), as previously clarified, the query is connected to Decree No. 1068/1994, which provides for the inclusion in the National Privatization Program (PND) of minority corporate interests, held by entities of the Federal Administration.

The shareholding interests included in the divestment program are part of the partnerships established before the enactment of said Decree No. 1,068. Thus, one question was raised about whether such interests are part of PND, regardless of the Decree that included Eletrobras in PND. In other words, if the interests should be included under the scope of the privatization program. If yes, would that make another instrument (decree) necessary for specially treating the assets of the program of divestment for application of PND rules?

As subsequently cleared up by PGFN, with the inclusion of Eletrobras (Company) in PND, all of the group’s assets are deemed included in that PND. Thus, if there was not misunderstanding, the previous authorization of the Ministry of Finance and Resolution of PPI is earmarked for sale outside the regular procedures (special treatment).

In conclusion, we understand that the assets to be sold are undoubtedly part of PND. In addition to this, the Finance Minister’s authorizations and those of PPI are enough for the sale to be made outside the regular procedure, not leading to understanding that decree 1,068 imposed the sale for the standard procedure especially for such interests, as if separately included.”

6.                In this point, we underscore that this Office of the General Counsel for the Federal Treasury is responsible for exclusively checking the matter imposed by STN in its query on the matter above, and this legal department is not expected to submit to any court with respect to the convenience and timeliness of the sale of these assets.

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7.                The privatization of a company or service starts with its inclusion in the National Privatization Program. From the onset of the process until the sale, there is a legal path that should be followed for the purposes outlined by the Government to be achieved. Legal procedures, rules and principles should be followed. Thus, there are rules which govern the procedures for sale of the assets included in PND. This way, it should be noted that the matter should be mandatorily be reviewed within the legal parameters imposed by the Federal Government for the modeling of the privatization procedures. Thus, we remember that Law No. 8,031, dated April 12, 1990, was enacted, creating the National Privatization Program - PND. Subsequently, Law No. 9,491, dated September 9, 1997, was enacted, which amended the procedures connected to the National Privatization Program - PND, and revoked Law No. 8,031, of 1990. In its Article 1, the new rule keeps fundamental purposes of PND.

8.                In turn, in its Article 4°, Law No. 9,491, dated September 9, 1997, establishes that the privatizations shall be performed according to the following operating modalities:

“Article 4. The privatizations shall be performed upon the following operating modalities:

I - sale of shareholding interest, including controlling interest, preferably upon the wide distribution of the holding of shares;

II     - capital opening;

III   - capital increase, with the total or partial waiver or assignment, of subscription rights;

IV    - sale, lease, location, loan for use or assignment of assets and facilities;

V     - dissolution of companies or partial deactivation of its enterprises, with the subsequent disposal of its assets;

VI    - concession, permission or authorization of public utility;

VII  - emphyteusis, redemption of emphyteutic rent, exchange, assignment, grant of real right of terminable use and disposal upon the sale of real property of the Federal Government’s domain;

Paragraph 1. The transformation, merger, consolidation or spin-off of companies, and the creation of wholly-owned subsidiaries may be used to facilitate the implementation of the operating modality chosen.

Paragraph 2. In the event of dissolution, the Minister of Federal Administration and Reform of the State shall be responsible for following up and taking the applicable measures for liquidation of the company.

Paragraph 2. In the event of dissolution, the State Minister of Planning, Budget and Management shall follow up and take the measures applicable for putting the company’s liquidation in practice.

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Paragraph 3. In the privatizations performed under the operating modalities provided for under Items I, IV, V and VI of this Article, the bidding may be performed under the auction modality.

Paragraph 3. In the privatizations performed under the operating modalities provided for under Items I, IV, V and VI of this Article, the bidding may be performed under the auction modality.”

9.                Upon the enactment of Provisional Measure No. 727, dated May 12, 2016, converted into Law No. 13,334, dated September 13, 2016, the assignments of the National Privatization Council - CND were incorporated by the Board of Investment Partnership Program - CPPI, as provided for under letter c, Item V, of Article 7, of said law, and the office’s assignments, which include disseminating and preparing the resolutions of CND, to be exercised by the Special Office of PPI, as provided for under Article 12, Item VI, of Annex V to Decree No. 9,038, dated April 26, 2017.

10.               It should be noted that Decree No. 1,068, of 1994, referred to by STN in its query, provided for the inclusion of the National Privatization Program - PND of the minority corporate interests by entities of the Federal Administration that it cites. Subsequently, Law No. 9,491, of 1997, was enacted, amending the procedures connected to PND, and revoked Law No. 8031, of 1990, and which was governed by Decree No. 2,594, of 1998.

11.               With respect to the matter submitted by STN, it is certain, as established under Article 1 of Decree No. 1,068, of 1994, that the minority shareholding interests held by the foundations, government departments, public companies, government-controlled companies, and any other entities directly and indirectly controlled by Federal Government, were included in the National Privatization Program - PND. What is more, the question was solved because, with the inclusion of Eletrobras in PND, according to Decree No. 9,351, of 2018, the group assets covered by the applicable laws should be considered included in said program.

12.               Thus, the assets part of the Divestment Program of Eletrobras System for 2017-2021 are subject to legal rules that govern the sales under the scope of PND.

13.               It should also be noted that, as established in Article 47 I, of Decree No. 2594, of 1998, after its inclusion in PND, Centrais Elétricas Brasileiras S. A. may not sell elements of its fixed assets or purchase assets recorded in it without authorization of the Board of the Investment Partnership Program - CPPI, which started performing the assignments of CND, as provided for under Article 7, letter “c,” Item V of Law No. 13,334, of 2016.

14.       The Decree that included the shares of Eletrobras in PND (No. 9,351, 2018), ordered that assessments be conducted by BNDES on the procedures necessary for such purpose. In view of this, if the Company’s need to me sold, there may be request for authorization of the Ministry of Finance, upon justification, under the terms of Article 59, Paragraph 1, Item V, of Decree No. 2,597, of 1998, when said assets account for five percent of the company shareholders’ equity or higher than this, as follows:

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“Article 59. Without loss to the technical connection provided for under Decree No. 1,361, dated January 1, 1995, the companies included in PND, as well as the companies that hold the shareholding interests included in said Program shall be administratively subordinated to the Ministry of Finance, which, under the scope of its competence, shall take all measures necessary for putting the privatization processes in practice.

Paragraph 1 “As of its inclusion in PND, the company may not carry out the following acts, without previous authorization by the State Finance Minister:

(...)

V - purchase or sell assets at an amount equal to five percent of the company shareholders’ equity or higher than this."

III

CONCLUSION

15.               In view of this, it may be concluded that: (i) the minority shareholding interests that started belonging to Eletrobras after the enactment of Decree No. 1,068, of 1994, which are included in the Company’s Divestment Plan, are included in the National Privatization Program; (ii) with said inclusion of Eletrobras in PND, and the question submitted by STN was solved, as all its assets that fall under the privatization rules, are part of the Program; (iii) that the laws governing PND establishes the jurisdiction of CPPI and of the Finance Minister, as exposed above, within the scope of the respective jurisdictions, authorizing the sale of the shareholding interests included in said Program, as referred to in this opinion.

This is the opinion. For appraisal of Mrs. Office of the Assistant General Counsel of Fiscal, Financial and Corporate Consulting

GENERAL COORDINATION OF THE CORPORATE AFFAIRS OF THE FEDERAL GOVERNMENT, in May 2018.

LUIZ FREDERICO DE BESSA FLEURY

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I hereby approve it. This opinion shall be submitted to the Executive Office of the Ministry of Finance, and carbon copied to the National Treasury Office, department issuing the query.

OFFICE OF THE GENERAL COUNSEL OF THE NATIONAL TREASURY, on May          , 2018.

ANA PAULA LIMA VIEIRA BITTENCOURT

Office of the Assistant General Counsel of Fiscal, Financial and Corporate Consulting

Document electronically signed by Luiz Frederico de Bessa Fleury, Attorney General of the National Treasury, on May 28, 2018, at 05:44 p.m., according to official time of Brasília, based on Article 6, Paragraph 1, of Decree No. 8,539, dated October 8, 2015.

Document electronically signed by Ana Paula Lima Vieira Bittencourt, Office of the Assistant General Counsel of Fiscal, Financial and Corporate Consulting,  on May 28, 2018, at 07:34 p.m., according to official time of Brasília, based on Article 6, Paragraph 1, of Decree No. 8,539, dated October 8, 2015.

.

The authenticity of the document may be checked at the website http://sei.fazenda.gov.br/sei/controlador_ externo.php?acao=documento_conferir&id_orgao_acesso_externo=0, stating the verification code 0702476 and code CRC D70CDC92.

Reference: Case No. 48330.000016/2018-44	SEI No. 0702476

Created by 29660262191, version 9 by 31085750159 on May 28, 2018  05:43:09 p.m.

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Eletrobras

PLAN OF SALE OF ASSETS ELETROBRAS SYSTEM - CONTROLLED SPE'S

August 09, 2018

PLAN OF SALE OF ASSETS OF ELETROBRAS SYSTEM - SUBSIDIARIES’ SPE

1.	CONTENTS

1	CONTENTS	2
2	INTRODUCTION.	3
3	NEGOTIATION REASONS FOR THE SALE OF INTERESTS IN SPE.	3
4	SALE MODELING.	4
5	CRITERIA FOR CHOOSING ASSETS AND ESTABLISHING LOTS.	4
6	OBJECT OF THE AUCTION ELETROBRAS 01/2018	5
7	ECONOMIC AND FINANCIAL VALUATION (MINIMUM PRICES).	6
8	FORMAT AND GENERAL CONDITIONS OF THE AUCTION	6
8.1.	AUCTION FORMAT ELETROBRAS 01/2018	7
8.2.	ECONOMIC PROPOSAL (BIDDING).	7
8.3.	PREMIUM RATING CRITERIA.	8
8.4.	DATE BASE AND MINIMUM PRICE ADJUSTMENT.	8
8.5.	BID BOND.	9
8.6.	QUALIFICATION OF TENDERERS.	9
8.7.	DATA ROOM	10
8.8.	PREEMPTIVE RIGHT.	10
8.9.	TAG ALONG	11
8.10.	CONDITIONS PRECEDENT.	11
8.11.	SEPARATE NEGOTIATIONS.	13
8.12.	ADHESION TO THE SHAREHOLDER’S AGREEMENT.	13
9	INSTRUMENT OF COMMITMENT (OBLIGATION OF JOINT SALE).	13
10	MANAGEMENT PROPOSAL FOR EGM	13
11	GOVERNANCE REQUIREMENTS FOR DIVESTIMENT IN SPE.	15
12	OBSERVANCE OF THE RULES FOR DEFENSE OF COMPETITION.	16
13	SCHEDULE OF SALE.	17
14	TECHNICAL REPORTS ON THE ASSETS TO BE SOLD.	17
15	BENCHMARKS.	17
ANNEX I - TECHNICAL REPORT OF WIND POWER GENERATION SPE OF SUBSIDIARIES		18
ANNEX II - TECHNICAL REPORT OF THE TRANSMISSION SPE OF SUBSIDIARIES		24

Page 2 / 24

PLAN OF SALE OF ASSETS OF ELETROBRAS SYSTEM - SUBSIDIARIES’ SPE

2.	INTRODUCTION.

The Eletrobras System Asset Sale Plan aims to guide and document the process for the divestiture in Special Purpose Companies (SPE) in the transmission and wind power generation segments, addressing the main points that shall be part of the call for bids for the sale of holdings companies owned by Eletrobras.

3.	NEGOTIATION REASONS FOR THE SALE OF INTERESTS IN SPE.

In sum, as a consequence of the 2015-2030 Strategic Plan (2015-2030 PE), the Master Plan of Business and Management PDNG 2017-2021 established three strategic pillars to be implemented in Eletrobras and subsidiaries Furnas, Chesf, Eletrosul and Eletronorte, namely: i) Governance and Compliance; ii) Financial Discipline and iii) Operating Excellence, also started preparing the Divestment Program of Eletrobras System.

The “Financial Discipline” cornerstone includes the following efforts:

•	Reduction of investments;
•	Privatization of distribution companies;
•	Sale of administrative real estate;
•	Sale of interests in SPE;
•	Tax optimization; and
•	Corporate restructuring aiming at the utilization of fiscal debt claim.

In PDNG 2018-2022 planning cycle, approved by Board of Directors, the strategic cornerstones were extended, and increased from three to five, upon inclusion of cornerstones “Sustainable Performance” and “Valuation of People.”

In regards to the pillar “Financial Discipline,” the estimate of Sale of Interests in SPE is maintained in both planning cycles, PDNG 2017-2021 and PDNG 2018-2022.

Based on the "Sale of interests in SPE" the controlled companies and the holding company are expected to improve their Net Debt/EBITDA indicators. In this sense, the subsidiaries entered into a partnership agreement with theHolding Company during 2017, the "Private Payment Instrument,” whereby some of the shareholdings in SPE, until then owned, were subject to payment in installments. debts contracted with Eletrobras, with the purpose of reducing their debts with the holding company and, thus, reduce Net Debt/EBITDA ratio. It is planned that through the actions stipulated by the PDNG 2018-2022, highlighting the sale of the SPE, it is possible to bring this indicator to a level usually accepted by the market ≤ 3.0, still in 2018.

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PLAN OF SALE OF ASSETS OF ELETROBRAS SYSTEM - SUBSIDIARIES’ SPE

In addition to this, on February 23, 2018, a new Market Announcement containing the preliminary list of transmission and wind power generation SPE’s was announced and shall be sold in the auction format, which is scheduled for June 29, 2018.

Eletrobras issued a Market Annoucement on August 8, 2018, including the sale of its equity interest in Eletrobras SPE Integração Transmissora de Energia - INTESA in the Eletrobras 01/2018 Auction.

4. SALE MODELING.

The sale of the corporate interests in SPE shall be carried out through Eletrobras 01/2018 Auction, in public session,to be held by B3 S.A. - Brasil, Bolsa, Balcão (B3).

The application of auction mechanism, where competition for selling assets is expected, thus allows enhancing transparency and public access to the procedure, thus eliminating all discretion.

Additionally, it allows the wide spreading of information necessary to the due public access and disclosure of the bidding procedure, with the purpose of drawing the highest number of parties interested in bidding to purchase such assets.

5. CRITERIA FOR CHOOSING ASSETS AND ESTABLISHING LOTS.

The Eletrobras System Divestment Program, approved by the Eletrobras Board of Directors, related a set of 106 (One Hundred and Six) SPE's with the possibility of being sold. Of this total, 70 (Seventy) SPE’s are from the wind generation segment, 6 (Six) SPE of hydraulic generation and 30 (Thirty) SPE’s of transmission.

For the final selection of SPE's to be sold through the auction, the following criteria was used:

  SPE of wind power generation and transmission segment;

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PLAN OF SALE OF ASSETS OF ELETROBRAS SYSTEM - SUBSIDIARIES’ SPE

•	SPE involved in the datio in solutum in kind between Eletrobras and its subsidiaries; and
•	SPE of wind power generation segment that already belongs to Eletrobras.

The SPE of the hydroelectric generation segment were not included in the Eletrobras 01/2018 Auction due to the uncertainty about the solution that will be adopted for the Generation Scaling Factor (GSF) problem. In addition, the Santo Antônio HPP presents some financial problems, namely: i) the need to reprofile its long-term debt and ii) the reduction in operating revenue due to the reduction of its physical guarantee. These factors increase the investor's perception of risk, tending to depreciate the economic value of the hydroelectric generation assets.

The criteria used to define the lots that shall be offered during the auction are based on the following items:

•	Separation per segment (wind generation and transmission);
•	Assets located in the same electrical and geographic region;
•	Grouping of wind generation SPE’s per complex to capture synergies associated with operation and maintenance, which in all cases have the same partners;
•	Separation of transmission SPE's into individual lots, with the exception of assets that have strictly the same partners;
•	Elimination of SPE’s with sale characterized as business opportunity;
•	Elimination of transmission SPE’s with a book value of less than BRL 20 million; and
•	Elimination of SPE’s that had the request for consent for the transfer of shares to Eletrobras formally denied until January 31, 2018.

6.	OBJECT OF THE AUCTION ELETROBRAS 01/2018

Upon application of the criteria for formation of the lots above, a total of Eighteen (18) lots with 71 (Seventy-one) interests in SPE were obtained.

Of this total, there were 8 (Eight) wind power lots with participation in 59 (Fifty-Nine) SPE, and 10 (Ten) lots of transmission companies with interest in 12 (Twelve) SPE’s.

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7.	ECONOMIC AND FINANCIAL VALUATION (MINIMUM PRICES).

The calculation methodology, the results of the economic and financial valuations, as well as the Minimum Prices of the SPE’s selected for the divestment by auction, were the object of technical information IT DFPI-018/2018 of the Investment Management Department - DFPI, dated August 09, 2018.

The Minimum Prices were defined for each SPE using the base date of December 31, 2017, the Minimum Price of the lot being the sum of the Minimum Prices of each SPE that makes up the lot.

The minimum prices of the equity interests in controlled SPE's totaled BRL 840.4 million, as indicated in table 3 below.

Table 3 - Minimum Prices of Lots of Subsidiaries’ SPE’s

Lot	Controlled SPE’s	Participation Eletrobras System	Minimum Minimum per SPE (BRL thousand)	Minimum Minimum per Lot (BRL thousand)	No. SPE’s

A	Santa Vitória do Palmar Holding S.A. (inclui Chuí Holding S.A.)	78.00%	634,564	634,564	18
B	Eólica Hermenegildo I S.A.	99.99%	43,374	118,772	4
	Eólica Hermenegildo II S.A.	99.99%	43,833
	Eólica Hermenegildo III S.A.	99.99%	18,877
	Eólica Chuí IX S.A.	99.99%	12,688
J	Uirapuru Transmissora de Energia S.A. (UIRAPURU)	75.00%	87,100	87,100	1
Total		-	840,436	840,436	23

8.	FORMAT AND GENERAL CONDITIONS OF THE AUCTION

The form and general conditions of the auction of SPE interests is described below.

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8.1.	AUCTION FORMAT ELETROBRAS 01/2018

The auction of the corporate interest in SPE of the Eletrobras System shall be face-to-face and with increasing offers, (highest bid) to be conducted by B3 SA - Brasil, Bolsa, Balcão (B3).

8.2.	ECONOMIC PROPOSAL (BIDDING).

All tenderers who are eligible to participate in the auction shall be required to deliver a sealed envelope containing the economic bid (bid) or a statement of no interest in submitting an economic bid for the lot.

The tenderer shall be declared the winner of the lot offering the highest value for the purchase of the equity interest in SPE, provided that the difference between the highest value offered and the values proposed by the other tenderers is greater than 5% (Five Percent) of the highest value offered in a closed envelope.

In each lot, the auction session shall continue with successive bids made in the case of:

	•	Difference between the values of the highest economic proposal and the bids of the other tenderers is equal to or less than Twenty Percent (5%) of the value of the largest economic proposal; or
•	Tie between highest bid values offered on envelopes.

At the verbal auction, at the discretion of the Session Director, minimum intervals of values to be observed by the tenderers between each bid may be set.

The winning tenderer who includes the payment of premium on the minimum bid price in his economic proposal (bid) should, necessarily, apportion the value of the premium between the SPE's that make up the lot on the screen, always observing the Minimum Prices established in the call for bids each SPE that makes up the lot. This criterion applies to lots with one more SPE.

If the first classified tenderer does not comply with the conditions set out in the call for bids for approval, or does not submit the documentation to the bodies responsible for performing the above conditions Eletrobras may call the tenderer which ranked two, and so on until a tenderer fulfills all the requirements of the call for bids, in which case he shall be considered the winner.

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If another tenderer is called whose value of the economic proposal is different from the previously considered winner, the member should be called to express its interest in exercising the preemptive right, to equal the new Selling Price, by means of the procedure described in the call for bids.

8.3.	PREMIUM RATING CRITERIA.

The winning tenderer that includes the payment of the premium on the Bid Price Minimum in its economic proposal (bid) shall apportion the value of the premium between the SPE's that make up the lot on the screen, always observing the Minimum Prices established in the call for bids for each of the SPE that make up the lot. This criterion applies to lots with more than one SPE.

8.4.	DATE BASE AND MINIMUM PRICE ADJUSTMENT.

The value of the Minimum Price of the call for bids is on the base date of December 31, 2017. The tenderer should consider that his economic proposal (bid) should also be on this same base date.

Considering the time difference between the base date of the Minimum Price (December 31, 2017) and the closing date of the transaction, including the financial settlement, it is necessary to make adjustments to the purchase price of the equity interest in SPE, as follows:

	•	By the cumulative variation of the SELIC rate, pro rata, carried out throughout the period; and
•

For the cash outflow not provided for the calculation of the Minimum Price, such as: distribution of dividends above that recorded in the financial statements as of December 31, 2017, interest on capital and capital reduction.

•	Preço de Venda será ajustado positivamente na hipótese de haver aumento do capital social na SPE, via aporte de recursos da Eletrobras ou das suas Controladas.

Upon closure, the adjustments shall be calculated based on the operational and financial information received from the SPE.

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8.5.	BID BOND.

To participate in the auction, tenderers should submit a bid bond for each lot of their interest, which should be delivered to B3, along with any other information necessary for their participation in the auction.

The bid bond shall be required in the percentage of 5% (Five Percent) applied on the value of the Minimum Price of each lot, and should have a minimum validity of 1 (One) Year  days starting after the auction. It should be noted that the bid bond should be valid until at least the signature of the Purchase and Sale Agreement of the equity interests in SPE.

The bid bond shall be executed by Eletrobras when there is a noncompliance by the tenderers with some of the events to be set out in the call for bids, such as, for instance, when the tenderer fails to pay as promised in its economic proposal.

The tenderer who does not become winner in the contest for a particular lot shall be exempted from the provision of the bid bond, within 30 (Thirty) days of the homologation of the result of the auction.

If the first classified tenderer does not meet the conditions established in the notice for approval, or does not submit the documentation to the bodies responsible for fulfilling the above conditions, within the period established by the Disposal Comission, Eletrobras may call the tenderer which ranked two, and so on until a tenderer fulfills all the requirements of the call for bids, in which case he shall be considered the winner.

The purchaser shall be exempted from the bid bond only after the statement of non-exercise of the preemptive right of the other partner and fulfillment of the previous conditions determined in the call notice.

8.6.	QUALIFICATION OF TENDERERS.

Once the auction session has been concluded and the winning economic proposals have been declared, the winning tenderers of each lot should submit the qualification documents, on the date and place established in the call notice.

Legal qualification and compliance of the winning tenderers shall be required, to be detailed in the call for bids.

The economic and financial qualification of the tenderers will not be required in the call for bids for the following reasons:

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•

Relaxing the participation of investment vehicles, such as: Equity Investment Funds (FIP), still under construction or not yet fully paid in by its quota holders, as well as encouraging the entry of foreign investors with representation in the country; and

•

The payment of the access fee to the data room, the presentation of the guarantee of proposal and the condition of irrevocable and irreversible economic proposal are conditions that shall indirectly qualify the tenderers with the potential to participate in the contest.

8.7.	DATA ROOM

The relevant and necessary information for the preparation of the economic proposal shall be available in the data room specially set up by Eletrobras. A Diligence Procedure Manual shall be made available so that each interested party can be aware of the content and procedures applicable to the data room, technical visits and meetings.

To access the data room, the interested parties should pay an access fee in the amount of BRL 25,000.00 (Twenty-five Thousand Brazilian Reais) to the holding company, not refundable.

8.8.	PREEMPTIVE RIGHT.

The preemptive right of the partner shall only be exercised after the auction, in accordance with the terms set forth in the shareholders' agreements summarized in table 5 below, when the prices of the lots and of the SPE that compose these lots shall be marked to market.

Under no circumstances should it be possible for the partner to exercise his preemptive right in case the lot does not receive a valid economic proposal (no bids).

With the exception of some wind generation SPE’s, where Eletrobras has a 99.99% equity interest, all other SPE offered in the Auction are governed by Shareholders Agreements that provide for the right of the partner to acquire the equity interest of the selling shareholder. Under the same conditions and price offered by the winning bid of the Auction.

If there is still some SPE’s interest in a quantity lower than that offered in the auction, after the term of the preemptive right by the partner(s), the winning tenderer shall be able to decide on the purchase of the remaining shareholdings in the lot using the amount of the winning bid as a reference for the linear prorating.

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8.9.	TAG ALONG

Tenderers shall be aware that some lots present the tag along option by the current partners the totality of the shares held by the purchaser, at the same price and under the same conditions as the auction bid. If the tag along option is exercised by the partners, the purchaser shall be required to increase its equity interest in the sold SPE's. Table 4, below, presents the controlled SPE’s with the joint put option and their respective terms, when applicable.

Table 4 - Summary of Shareholders' Agreements - Lots of Subsidiaries’ SPE’s

Lot	Controlled SPE’s	Participation Eletrobras	Shareholders’ Agreement
			Preemptive Right		Tag Along
			Forecasted	Term (days)	Forecasted	Term (days)
A	Santa Vitória do Palmar Holding S.A. (includes Chuí Holding S.A.)	78.00%	yes	60	yes	60
B	Eólica Hermenegildo I S.A.	99.99%	Not applicable	-	Not applicable	-
	Eólica Hermenegildo II S.A.	99.99%
	Eólica Hermenegildo III S.A.	99.99%
	Eólica Chuí IX S.A.	99.99%
J	Uirapuru Transmissora de Energia S/A (UIRAPURU)	75.00%	yes	30	no	-

8.10.	CONDITIONS PRECEDENT.

The closing of the business shall be subject to the implementation of the conditions precedent for both the purchaser and Eletrobras and its subsidiaries, as follows:

Responsibility of Purchaser:

•	Arranging ANEEL's consent arising from the purchase and sale of shares, when required;
•	Arranging CADE's consent regarding the purchase and sale of shares of Eletrobras and its subsidiaries; and

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•

Arranging consent for the operation of purchasing and selling shares of all corresponding entries of the agreements executed with SPE that had clause of acceleration of maturity, mandatory termination or penalties in the event of transfer of shares, which include financing banks, transferring banks, debenture holders and guarantors.

•	Replace all guarantees provided by Eletrobras or its subsidiaries to the creditors of the SPE;
•	Liquidar junto à B3 todos os custos de sua responsabilidade referentes ao Leilão.

Responsibility of Eletrobras:

•         Arranging MPOG/SEST consent to the transfer of control of the SPE arising from the purchase and sale of Eletrobras shares, if applicable;

•         Arranging the statement of the Attorney General of the National Treasury - PGFN, if applicable;

•         Arranging statement of the Investment Partnership Program Board (“CPPI”), as the case may be;

•         Proving the withdrawal of the other private partners in exercising their preemptive rights in the purchase of the shares of the SPE being offered;

•         Proving, on presentation of the relevant books of the SPE, that it owns all of the shares;

•         Checking, on presentation of the relevant books of the SPE, that there are no encumbrances on the shares at the closing date of the transaction; and

•         Present the resignation letters of each director and director appointed by Eletrobras and its subsidiaries in the SPE object of the closing of the operation.

Responsibility of the purchaser and that of Eletrobras and its subsidiaries:

•         Presentation of a statement that the respective declarations and guarantees provided are true, valid and correct at closing, except for adjustments resulting from the normal course of business of the SPE, to be formally identified; and

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•

If there is no law, court order, whether preliminary or final, or other order issued by a Governmental Authority, which makes it not allowed or prevents the delivery of the purchase and sale of shares.

Once the result of the Auction has been ratified, within a period of up to 20 (Twenty) consecutive days, the Purchaser shall file, and submit to Eletrobras, requests for consent, albeit in a preliminary manner, to ANEEL, CADE, to the financing banks, transferring banks, debenture holders and guarantors, for the transfer of the corporate interests of Eletrobras to itself, otherwise Eletrobras shall declassify its Economic Proposal.

8.11.	SEPARATE NEGOTIATIONS.

The negotiations between Eletrobras and the purchaser of 2 (Two) or more lots shall be independent and separate. For illustration purposes: Failure to meet the conditions precedent of a given lot shall not interfere with the ongoing negotiations between Eletrobras and this purchaser in another lot.

8.12.	ADHESION TO THE SHAREHOLDER’S AGREEMENT.

The purchaser should adhere irrevocably and irrevocably to the Shareholder Agreement of the SPE, being, as from the closing of the operation, responsible for all the obligations established in the Agreement.

9.	INSTRUMENT OF COMMITMENT (OBLIGATION OF JOINT SALE).

The current partners of the SPE shall be offered the option of voluntarily joining, irrevocably and irreversibly, the joint sale of all their equity interests in the auction to be held by Eletrobras. The purpose of this mechanism is to increase the percentage of equity interest in the auction, making the lot more attractive to the purchaser and, consequently, increasing the value of these holdings.

10.	MANAGEMENT PROPOSAL FOR EGM

It should be noted that of the 18 (Eighteen) lots listed in this divestiture plan for divestment through Auction, there is a set of 3 (three) lots, with a total of 23 SPE, whose corporate control currently belongs to Eletrobras, according to table 5, Next.

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The sale of these SPE’s shall require the preparation of a management proposal for the Extraordinary General Meeting (EGM) of Eletrobras shareholders to approve the sale of these interests.

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Table 5 - Lots that need EGM approval

Lot	Controlled SPE’s	Participation Eletrobras Eletrobras	No. SPE’s	Federation Unit

A	Santa Vitória do Palmar Holding S.A.	78.00%	18	RS
	Eólica Geribatú I S.A. (Verace I)
	Eólica Geribatú II S.A. (Verace II)
	Eólica Geribatú III S.A. (Verace III)
	Eólica Geribatú IV S.A. (Verace IV)
	Eólica Geribatú V S.A. (Verace V)
	Eólica Geribatú VI S.A. (Verace VI)
	Eólica Geribatú VII S.A. (Verace VII)
	Eólica Geribatú VIII S.A. (Verace VIII)
	Eólica Geribatú IX S.A. (Verace IX)
	Eólica Geribatú X S.A. (Verace X)
	Chuí Holding S.A.
	Eólica Chuí I S.A. (Chuí I)
	Eólica Chuí II S.A. (Chuí II)
	Eólica Chuí IV S.A. (Chuí IV)
	Eólica Chuí V S.A. (Chuí V)
	Eólica Chuí VI S.A. (Minuano I)
	Eólica Chuí VII S.A. (Minuano II)
B	Eólica Hermenegildo I S.A. (Hermenegildo I)	99.99%	4	RS
	Eólica Hermenegildo II S.A. (Hermenegildo II)	99.99%
	Eólica Hermenegildo III S.A. (Hermenegildo III)	99.99%
	Eólica Chuí IX S.A. (Chuí IX)	99.99%
J	Uirapuru Transmissora de Energia S.A. (UIRAPURU)	75.00%	1	PR
Total		-	23	-

11.	GOVERNANCE REQUIREMENTS FOR DIVESTIMENT IN SPE.

Any company may participate in the sale auction of corporate interests as long as it meets the legal qualification and compliance requirements to be defined in the call notice.

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PLAN OF SALE OF ASSETS OF ELETROBRAS SYSTEM - SUBSIDIARIES’ SPE

The documents of the companies interested in participating in the process and attesting to their qualification should be delivered to B3, which shall analyze the documentation together with the Sale Commission to be designated by Eletrobras, in light of that specified in the notice.

The sale of the equity interests using the auction format shall meet the requirements of publicity, transparency and impersonality.

The points listed below are the measures that shall be implemented in the edict aiming at good governance practices:

	•	The call notice of the auction shall be available at the electronic address of Eletrobras, according to the schedule of the notice;
•

Eletrobras prepared a data room containing the information necessary for the preparation of economic proposals (bids), such as: shareholder’s agreement, concession agreement, financing agreement, among others.

•

The doubts, challenges and clarifications about the call for bids can be addressed by the tenderers to the electronic address of Eletrobras, respecting the schedule of the call for bids. The answers shall be available in this electronic address;

	•	The criteria for the qualification of the tenderers shall be straight-forward and shall be described in the edict;
	•	Economic proposals (bids) shall be delivered in a closed envelope during the auction session;
	•	The criterion for the choice of the winner shall be the economic proposal that offers the highest price for the lot of Eletrobras' equity interests;
	•	The result of the auction shall be published in the electronic address of Eletrobras, with administrative recourse to the Sale Commission.

12.	OBSERVANCE OF THE RULES FOR DEFENSE OF COMPETITION.

Any company may participate in the auction for the sale of Eletrobras' SPE corporate interests as long as it meets the requirements specified in the call for bids.

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PLAN OF SALE OF ASSETS OF ELETROBRAS SYSTEM - SUBSIDIARIES’ SPE

When applicable, the purchaser should obtain consent from CADE regarding the purchase and sale of shares of Eletrobras and its controlled companies;

13.	SCHEDULE OF SALE.

The sale schedule of the equity interest in this Asset Sale Plan should not exceed 2018, and it shall be detailed and disclosed together with the publication of the call for Auction Eletrobras 01/2018.

14.	TECHNICAL REPORTS ON THE ASSETS TO BE SOLD.

The Annexes I and II present the technical reports of the controlled wind power and transmission SPE, respectively.

15.	BENCHMARKS.

I - Valuation of the corporate interests of Eletrobras in Special Purpose Entities (“SPE’s”) with Eletrobras’ control in the scope of the Divestment Program of Eletrobras and suggestion of minimum price. - IT DFPI-018/2018 - Investment Management Department - DFPI, dated August 09, 2018.

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ANNEX I - TECHNICAL REPORT OF WIND POWER GENERATION SPE OF SUBSIDIARIES

SANTA VITÓRIA DO PALMAR HOLDING S.A.

•

Description: SPE Santa Vitória do Palmar Holding S.A. is part of Complexo Eólico Santa Vitória do Palmar and Complexo Eólico de Chuí comprising the Verace I to X projects, and Chuí I, II, IV, V, Minuano I and Minuano II projects.

•	Simplified Corporate Structure:

•	City/Federation Unit: Santa Vitória do Palmar/RS, Chuí/RS.

•	Status: full operation.
•	Auction: 002/2011.
•	Legal Act per Place:
o	Verace I: MME Ordinance 63/2012.
o	Verace II: MME Ordinance 58/2012.
o	Verace III: MME Ordinance 64/2012.
o	Verace IV: MME Ordinance 57/2012.
o	Verace V: MME Ordinance 202/2012.
o	Verace VI: MME Ordinance 166/2012.
o	Verace VII: MME Ordinance 65/2012.
o	Verace VIII: MME Ordinance 80/2012.
o	Verace IX: MME Ordinance 66/2012.
o	Verace X: MME Ordinance 67/2012.
o	Chuí I: MME 106/2012 Ordinance.
o	Chuí II: MME Ordinance 165/2012.
o	Chuí IV: MME Ordinance 79/2012.
o	Chuí V: MME Ordinance 89/2012.
o	Minuano I: MME Ordinance 231/2012.
o	Minuano II: MME Ordinance 166/2012.

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• Installed Power:
• Verace I: 20.0 MW
• Verace II: 20.0 MW
• Verace III: 26.0 MW
• Verace IV: 30.0 MW
• Verace V: 30.0 MW
• Verace VI: 18.0 MW
• Verace VII: 30.0 MW
• Verace VIII: 26.0MW
• Verace IX: 30.0 MW
• Verace X: 28.0 MW
• Chuí I: 24.0 MW.
• Chuí II: 22.0 MW.
• Chuí IV: 22.0 MW.
• Chuí V: 30.0 MW.
• Minuano I: 22.0MW.
• Minuano II: 24.0 MW.
• Physical Guarantee:
• Verace I: 8.5 Mwavg
• Verace II: 8.3 Mwavg
• Verace III: 11.0 Mwavg
• Verace IV: 13.3 MWavg
• Verace V: 12.4MWavg
• Verace VI: 7.6 Mwavg
• Verace VII: 12.7 MWavg
• Verace VIII: 10.8 MWavg
• Verace IX: 12.7 Mwavg
• Verace X: 12.2 Mwavg
• Chuí I: 10.4 MWavg
• Chuí II: 9.1 Mwavg
• Chuí IV: 9.0 Mwavg
• Chuí V: 12.7 MWavg
• Minuano I: 8.8 Mwavg
• Minuano II: 9.6 Mwavg
• Manufacturer of Wind Turbines: GE; Gamesa.
• ANEEL Order for Start of Business Transaction:
• Verace I to X: No. 451, dated February 23, 2015.
• Chuí I: No. 1.943, dated June 15, 2015.
• Chuí II: No. 1.944, dated June 15, 2015.
• Chuí IV: No. 1.833, dated June 8, 2015.
• Chuí V: No. 1.682, dated May 22, 2015.
• Minuano I: No. 1.702, dated May 26, 2015.
• Minuano II : No. 1.703, dated May 26, 2015.
• Transmission:
• Verace I to X: SE Coletora Geribatu 34.5/138kV. LT 138kVGeribatu – Santa Vitória do Palmar 2. Extension in Santa Vitória do Palmar
• Chuí and Minuano: SE Coletora Chuí 34.5/138kV. LT 138kV Chuí – Santa Vitória do Palmar 2. Extension in SE Santa Vitória do Palmar 2.
• Concession Term: 35 years

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SPE EÓLICA HERMENEGILDO I S.A.

•         Description: SPE Eólica Hermenegildo I SA is part of Complexo Eólico Campos Neutrais and is composed of the Verace 24 to 27 projects.

•         Simplified Corporate Structure:

•	City/Federation Unit: Santa Vitória do Palmar/RS.

•	Status: full operation.
•	Auction: 009/2013.
•	Legal Act per Place:
o	Verace 24: MME Ordinance 252/2014.
o	Verace 25: MME Ordinance 241/2014.
o	Verace 26: MME Ordinance 249/2014.
o	Verace 27: MME Ordinance 279/2014.
•	Installed Power:
o	Verace 24: 19.69 MW
o	Verace 25: 7.16 MW
o	Verace 26: 14.32 MW
o	Verace 27: 16.11 MW
•	Physical Guarantee:
o	Verace 24: 8.6 Mwavg
o	Verace 25: 3.1 Mwavg
o	Verace 26: 6.2 Mwavg
o	Verace 27: 7.0 Mwavg
•	Manufacturer of Wind Turbines: GE
•	ANEEL Order for Start of Business Transaction: No. 3830, dated November 25, 2015.
•	Transmission: SS Coletora - 34.5/138kV ,; TL of 138kV (18km) and expansion of the SS Santa Vitória do Palmar 138/525kV.
•	Concession Term: 35 years

Page 20 / 24

PLAN OF SALE OF ASSETS OF ELETROBRAS SYSTEM - SUBSIDIARIES’ SPE

SPE EÓLICA HERMENEGILDO II S.A.

•         Description: SPE Hermenegildo II SA is part of Complexo Eólico Campos Neutrais and is composed of the Verace 28 to 31 projects.

•         Simplified Corporate Structure:

•	City/Federation Unit: Santa Vitória do Palmar/RS.

•	Status: full operation.
•	Auction: 009/2013.
•	Legal Act per Place:
o	Verace 28: MME Ordinance 247/2014.
o	Verace 29: MME Ordinance 248/2014.
o	Verace 30: MME Ordinance 269/2014.
o	Verace 31: MME Ordinance 281/2014.
•	Installed Power:
o	Verace 28: 12.53 MW
o	Verace 29: 17.90 MW
o	Verace 30: 17.90 MW
o	Verace 31: 8,95 MW
•	Physical Guarantee:
o	Verace 28: 5.6 Mwavg
o	Verace 29: 7.9 Mwavg
o	Verace 30: 7.8 Mwavg
o	Verace 31: 4.1 Mwavg
•	Manufacturer of Wind Turbines: GE
•	ANEEL Order for Start of Business Transaction: No. 4.031, dated December 15, 2015.
•	Transmission: SS Coletora - 34.5/138kV ,; TL of 138kV (18km) and expansion of the SS Santa Vitória do Palmar 138/525kV.
•	Concession Term: 35 years

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PLAN OF SALE OF ASSETS OF ELETROBRAS SYSTEM - SUBSIDIARIES’ SPE

SPE EÓLICA HERMENEGILDO III S.A.

•         Description: SPE Hermenegildo III is part of Complexo Eólico Campos Neutrais and is compsosed of Verace 34, 35 and 36 projects.

•         Simplified Corporate Structure:

•	City/Federation Unit: Santa Vitória do Palmar/RS.

•	Status: full operation.
•	Auction: 009/2013.
•	Legal Act per Place:
o	Verace 34: MME Ordinance 280/2014.
o	Verace 35: MME Ordinance 239/2014.
o	Verace 36: MME Ordinance 290/2014.
•	Installed Power:
o	Verace 34: 14.32 MW.
o	Verace 35: 12.53 MW.
o	Verace 36: 21.48 MW.
•	Physical Guarantee:
o	Verace 34: 6.4 MW.
o	Verace 35: 5.5 MW.
o	Verace 36: 9.1 MW.
•	Manufacturer of Wind Turbines: GE
•	ANEEL Order for Start of Business Transaction:
o	Verace 34: No. 515, dated February 29, 2016.
o	Verace 35: No. 420, dated February 19, 2016.
o	Verace 36: No. 4.135, dated December 24, 2015
•	Transmission: SS Coletora - 34.5/138kV ,; TL of 138kV (18km) and expansion of the SS Santa Vitória do Palmar 138/525kV.
•	Concession Term: 35 years

Page 22 / 24

PLAN OF SALE OF ASSETS OF ELETROBRAS SYSTEM - SUBSIDIARIES’ SPE

SPE EÓLICA CHUÍ IX

•         Description: SPE Chuí IX SA is part of the Complexo Eólico Campos Neutrais and includes the Chuí IX project.

•         Simplified Corporate Structure:

•	City/Federation Unit: Chuí/RS.

•	Status: full operation.
•	Auction: 009/2013.
•	Legal Act per Place: MME Ordinance 218/2014.
•	Installed Power: 17.90 MW
•	Physical Guarantee: 7.4 Mwavg
•	Manufacturer of Wind Turbines: Gamesa
•	ANEEL Order for Start of Business Transaction: ANEEL Order No. 3542, dated October 21, 2015.
•	Transmission: SS Coletora - 34.5/138kV ,; TL of 138kV (18km) and expansion of the SS Santa Vitória do Palmar 138/525kV.
•	Concession Term: 35 years

Page 23 / 24

PLAN OF SALE OF ASSETS OF ELETROBRAS SYSTEM - SUBSIDIARIES’ SPE

ANNEX II - TECHNICAL REPORT OF THE TRANSMISSION SPE OF SUBSIDIARIES

Uirapuru Transmissora de Energia S/A – UIRAPURU

GENERAL DATA

•         Simplified Corporate Structure

•	MINIMUM PRICE Federation Unit
o	TL 525 kV Ivaiporã - Londrina C1, 120 km PR
•	Extension 120 Km
•	Power: NA
•	Status
o	TL 525 kV Ivaiporã ‐ Londrina C1: Business Operation (07/09/2006)
•	Auction 001/2004 - Lot B
•	Contract No: 002/2005 (Signature: 03/04/2005)
•	Act of Grant
o	TL 525 kV Ivaiporã ‐ Londrina C1: L 001/2004 B
•	Annual Income Allowed – RAP for Auction (BRL x 1000): BRL14,376
•	Annual Income Allowed – RAP for Cycle 2017-2018 (BRL x 1000): BRL31,075.13
•	Concession Term 30 years

Page 24 / 24

Date: 08/09/2018 IT DFPI-018/2018

Technical Information

Title	Valuation of the corporate interests of Eletrobras in Special Purpose Entities (“SPE’s”) with Eletrobras’ control in the scope of the Divestment Program of Eletrobras and suggestion of minimum price.
Subject	Valuation; Value of the interests in SPE’s controlled by Eletrobras, at minimum price.
Authors

Marcos Barreto de Faria Pinho – DFPI;

Flávia Xavier Cirilo de Sá – DFPI;

Leonardo Michelsem Monteiro de Barros – DFPI;

Leonardo Pereira Alves – DFPI;

Leonardo Silva Lustosa – DFPI;

Tiago Rinaldi Meyer - DFPI;

Vinicius Brito da Fonseca – DFPI; and

Vinicius Pereira de Oliveira – DFPI.

Company	Eletrobras, Chesf, Eletronorte, Eletrosul, Furnas.
Category	Technical Information.
Keywords	Eletrobras, SPE, BTG Pactual, valuation, sale, datio in solutum, minimum price.

Date: 08/09/2018 IT DFPI-018/2018

Contents

1	Purpose	4
2	Disclaimer/Relevant Points	4
3	PDNG 2017 - 2021 / PNDG 2018 - 2022	6
4	HISTORY	7
4.1	Process of datio in solutum	7
4.2	Engagement of financial consultant	7
4.3	Auction	8
	Source: RES-088/2018, DEL-029/2018, Registro Ata CA, of 07/27/2018.	11
5	Methodology adopted for the economic and financial assessment	11
5.1	Assumptions adopted	12
6	Methodology for Calculation of Minimum Price	14
7	Premium on the Minimum Price for the controlling shareholding interest	14
8	Results	18
8.1	Results of internal valuation – DFPI	18
8.2	Results of external valuation – BTG	19
9	Minimum Price per SPE	19
9.1	Minimum Price per Auction Lot	20
10	Comparison between the DFPI and BTG results	22
10.1	Transmission SPE	22
10.2	Wind Power Generation SPE	22
11	Final Remarks	23

Date: 08/09/2018 IT DFPI-018/2018

Appendices

Appendix 1 - Assumptions and Results of SPE Chuí Holding S.A.

Appendix 2 - Assumptions and Results of SPE Eólica Chuí IX S.A.

Appendix 3 - Assumptions and Results of SPE Hermenegildo I S.A.

Appendix 4 - Assumptions and Results of SPE Eólica Hermenegildo II S.A.

Appendix 5 - Assumptions and Results of SPE Eólica Hermenegildo III S.A.

Appendix 6 - Assumptions and Results of SPE Santa Vitória do Palmar Holding

Appendix 7 - Assumptions and Results of SPE Uirapuru Transmissora de Energia S.A.

Annex

Annex 1 - Einstein Project: Simplified Valuation Report - Projects with Major Participation - August 2018

Date: 08/09/2018 IT DFPI-018/2018

Date: 08/09/2018 IT DFPI-018/2018

I.	Analysis was limited to the valuation of the SPE in question, without the performance of technical, accounting, legal and Due Diligence of the assets reviewed hereunder;
II.	The following items were not object of analysis in this work:
a.

  A possible extension of the terms of the electric energy transmission concessions – the agreements estimate the possibility extending the concession at the discretion of the Granting Power, which may not grant the request for extension according to the public interest, and shall be conditioned to the review of the conditions established in the current concession agreements. Thus, as there is not guarantee connected to the actual extension of concession, such analysis was not included in the work; and

b.

  Loss of revenue from subsidiaries - During the works, it was found that part of the O&M services of SPE’s are provided by subsidiaries of Eletrobras. Thus, we would like to call attention to the fact that this work has not analyzed the sum implied by a loss of these agreements upon the sale of SPE.

III.

  It is not under the scope of this work to validate the information included in accounting records, business plans, agreements, among other, which were reported in the Data Room. The main sources of the information used in the work were as follows:

•	Macroeconomic Information and Cost of Own Equity - DFPP;
•	Technical Information of Wind Power Generation SPE: Overhaul, Average Sale Prices, O&M – Management Officers;
•	Technical Information of Transmission SPE’s: Tariff Revision, O&M – Chief Transmission Officers;
•	Business Plans: Subsidiaries of SPE;
•	Financial Statements: Eletrobras Companies that control the SPE’s.

  It should be noted that the economic and financial forecasts in this IT have estimates. Such estimates do not stand as statements that they shall become true or be accomplished in the future, rather, they mean they reflect beliefs and expectations based on the best information available for Eletrobras at the time of valuation.

Date: 08/09/2018 IT DFPI-018/2018

  Lastly, it should be noted that all valuation efforts carried out may stand as uncertain estimates and forecasts on future events, according to the Securities Commission and Securities and Exchange Commission, Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities and Exchange Act of 1934, as amended.

3.	PDNG 2017 - 2021 / PNDG 2018 - 2022

  In November 2016, the Board of Directors of Eletrobras – CA, by means of DEL-224/2016, approved the Steering Plan of Business and Management of Eletrobras Companies - PDNG 2017 - 2021, which contemplates targets and projects for accomplishing the strategic goals of the companies of Eletrobras System and keep alignment with the Corporate Identity of Eletrobras – Mission, Vision for 2030 and Values.

  2017-2021 PDNG is centered upon three pillars or strategies, as shown below:

  (i)   Governance and compliance, by means of the strategic alignment, risk management and compliance;

  (ii)  Financial discipline, aiming to diminish its net and gross debt, by means of privatizations, demobilization of operating and non-operating assets; and

  (iii)  Operating Excellence, by means of the reduction of their costs with respect to the current costs and increase of its current revenues, upon operating restructuring, Encouraged Retirement Plan - PAI, Center of Shared Service and automation.

  Therefore, the sale of shareholding interests in SPE falls under the scenario of economic and financial balance of Eletrobras, given that such effort is targeted at allowing the balance of Net Debt/Ebitda indicator, ensuing divestment by means of: (i) the settlement of the debts by subsidiaries with Eletrobras, by means of process of datio in solutum of assets to the Holding; and (ii) the sale of such assets to third party.

  PDNG 2018 – 2022, approved by CA by means of DEL-256/2017, dated December 15, 2017, continuing with the PDNG 2017 – 2021 strategies, kept the sales of interests in SPE as one of its efforts.

Date: 08/09/2018 IT DFPI-018/2018

  It should be noted that the sale of these interests shall contribute to achieving the goal of reducing the indicator net debt/EBITDA, by means of the reduction of debts of subsidiaries – Chesf, Eletronorte, Eletrosul and Furnas – with Eletrobras, by virtue of the datio in solutum of SPE’s for paying debts, and subsequent sale of such SPE’s by the Holding in the market.

    4.   HISTORY

    4.1       Process of datio in solutum

    On March 27, 2017, DEE and CA, by means of RES-192/2017 and DEL-144/2017, respectively, approved the datio in solutum of debts of Eletrosul, upon the transfer of shares of some SPE’s held by Eletrosul.

    On June 30, 2017, DEE and CA, by means of RES-448/2017 and DEL-170/2017, respectively, approved the datio in solutum of subsidiaries Chesf, Eletronorte and Furnas, upon the transfer of shares of some SPE’s held by such companies.

    The table below shows the SPE’s wherein Eletrobras holds control and which are covered in the process of datio in solutum.

Table 1. SPE with control by Eletrobras of datio in solutum
Company	SPE
Eletrosul	Santa Vitória do Palmar Holding S.A. (Verace I, II, III, IV, V, VI, VII, VIII, IX, X)
Chuí Holding S.A. (Chuí I, II, IV and V and Minuano I and II)
Eólica Hermenegildo I S.A. (Hermenegildo I)
Eólica Hermenegildo II S.A. (Hermenegildo II)
Eólica Hermenegildo III S.A. (Hermenegildo III)
Eólica Chuí IX S.A. (Chuí IX)
Uirapuru Transmissora de Energia S/A (UIRAPURU)

    Source: Presidency Office - PRG, Eletrobras.

    4.2       Engagement of financial consultant

    Taking into account the divestment process underlined by the System of Divestment of Eletrobras and the need for arranging a view on the value of SPE’s from the viewpoint of the market/purchaser, bank BTG Pactual – BTG was engaged as independent external financial consultant, to support the Divestment Program, with the purpose of performing:

Date: 08/09/2018 IT DFPI-018/2018

    (i)   diagnosis and valuation of the SPE’s included in the process of datio in solutum as payment;

    (ii)  diagnosis and valuation of assets, targets of business opportunities/offer of market participants and/or intention to sell to the market; and

    (iii)  modeling of restructuring of SPE’s of Eletrobras, focused on the wind generation and electric energy transmission industries.

    4.3       Auction

    On February 19, 2018, DEE, by means of RES-088/2018, and on February 23, 2018, CA, by means of DEL-029/2018, approved the assumption that the sale of corporate interests of Eletrobras in the SPE’s held by subsidiaries should imply an auction, including the 70 (seventy) SPE’s stated in Table 2 and grouped in 17 (seventeen) lots, according to Table 3.

    It should be noted that, as a result of Judgment No. 1765/2018-TCU-Plenário and decision of the CA at the meeting held on 07/27/2018, SPE Intesa was included in the scope of the auction.

Date: 08/09/2018 IT DFPI-018/2018

Table 2. SPE in Auction
Segment	SPE
Wind Generation	Eólica Serra das Vacas Holding S.A. (Serra das Vacas I, II, III and IV)
Chapada do Piauí II Holding S.A. (Ventos de Sta Joana I, III, IV, V, VII and Sto Augusto IV)
Chapada do Piauí I Holding S.A. (Ventos de Sta Joana IX, X, XI, XII, XIII, XV, XVI)
Vam Cruz I Participações S.A. (Caiçara I and II and Junco I and II)
Pedra Branca S.A. (Pedra Branca)
São Pedro do Lago S.A. (São Pedro do Lago)
Sete Gameleiras S.A. (Sete Gameleiras)
Baraúnas I Energética S.A. (Baraúnas I)
Mussambê Energética S.A. (Mussambê)
Morro Branco I Energética S.A. (Morro Branco I)
Baraúnas II Energética S.A. (Baraúnas II)
Banda de Couro Energética S.A. (Banda de Couro)
Brasventos Eolo Geradora de Energia S.A. (Rei dos Ventos I)
Brasventos Miassaba 3 Geradora de Energia S.A. (Miassaba 3)
Rei dos Ventos 3 Geradora de Energia S.A. (Rei dos Ventos III)
Geradora e Comercializadora de Energia Elétrica S.A. (Mangue Seco 2)
Santa Vitória do Palmar Holding S.A. (Verace I, II, III, IV, V, VI, VII, VIII, IX, X)
Chuí Holding S.A. (Chuí I, II, IV and V and Minuano I and II)
Eólica Hermenegildo I S.A. (Hermenegildo I)
Eólica Hermenegildo II S.A. (Hermenegildo II)
Eólica Hermenegildo III S.A. (Hermenegildo III)
Eólica Chuí IX S.A. (Chuí IX)
Transmission	Amazônia-Eletronorte Transmissora de Energia S.A. (AETE)
Brasnorte Transmissora de Energia S.A. (BRASNORTE)
Manaus Transmissora de Energia S.A. (MANAUS TR)
Transmissora Matogrossense de Energia S.A. (TME)
Empresa de Transmissão do Alto Uruguai S/A (ETAU)
Uirapuru Transmissora de Energia S/A (UIRAPURU)
Companhia de Transmissão Centroeste de Minas S.A. (CENTROESTE)
Luziânia-Niquelândia Transmissora S.A. (LUZIÂNIA-NIQUELÂNDIA)
Companhia Transirapé de Transmissão (TRANSIRAPÉ)
Companhia Transleste de Transmissão (TRANSLESTE)
Companhia Transudeste de Transmissão (TRANSUDESTE)

    Source: RES-088/2018 and DEL-029/2018.

Date: 08/09/2018 IT DFPI-018/2018

Table 3. Auction Lots
Lots	Composition
A	Santa Vitória do Palmar Holding S.A. (Verace I, II, III, IV, V, VI, VII, VIII, IX, X, Chuí Holding S.A., Chuí I, II, IV e V e Minuano I e II)
B	- Eólica Hermenegildo I S.A. (Hermenegildo I) - Eólica Hermenegildo II S.A. (Hermenegildo II) - Eólica Hermenegildo III S.A. (Hermenegildo III) - Eólica Chuí IX S.A. (Chuí IX)
C	- Eólica Serra das Vacas Holding S.A. (Serra das Vacas I, II, III e IV)
D	- Chapada do Piauí I Holding S.A. (Ventos de Sta. Joana IX, X, XI, XII, XIII, XV, XVI) - Chapada do Piauí II Holding S.A. (Ventos de Sta. Joana I, III, IV, V, VII e Santo Augusto IV)
E	- Vam Cruz I Participações S.A. (Caiçara I e II e Junco I e II)
F	- Brasventos Eolo Geradora de Energia S.A. (Rei dos Ventos I) - Brasventos Miassaba 3 Geradora de Energia S.A. (Miassaba 3) - Rei dos Ventos 3 Geradora de Energia S.A. (Rei dos Ventos III)
G	- Geradora e Comercializadora de Energia Elétrica S.A. (Mangue Seco 2)
H

     - Pedra Branca S.A. (Pedra Branca)

     - São Pedro do Lago S.A. (São Pedro do Lago)

    - Sete Gameleiras S.A. (Sete Gameleiras)

     -Baraúnas I Energética S.A. (Baraúnas I)

    - Mussambê Energética S.A. (Mussambê)

    - Morro Branco I Energética S.A. (Morro Branco I)

    - Baraúnas II Energética S.A. (Baraúnas II)

    - Banda de Couro Energética S.A. (Banda de Couro)

I	- Integração Transmissora de Energia S/A (INTESA)
J	- Uirapuru Transmissora de Energia S/A (UIRAPURU)
K	- Transmissora Matogrossense de Energia S.A. (TME)
L	- Brasnorte Transmissora de Energia S.A. (BRASNORTE)
M	- Companhia Transirapé de Transmissão (TRANSIRAPÉ) - Companhia Transleste de Transmissão (TRANSLESTE) - Companhia Transudeste de Transmissão (TRANSUDESTE)
N	- Empresa de Transmissão do Alto Uruguai S/A (ETAU)
O	- Amazônia-Eletronorte Transmissora de Energia S.A. (AETE)
P	- Companhia de Transmissão Centroeste de Minas S.A. (CENTROESTE)
Q	- Luziânia-Niquelândia Transmissora S.A. (LUZIÂNIA-NIQUELÂNDIA)
R	- Manaus Transmissora de Energia S.A. (MANAUS TR)

    5.   Source: RES-088/2018, DEL-029/2018, Registro Ata CA, of 07/27/2018.

    Methodology adopted for the economic and financial assessment

Date: 08/09/2018 IT DFPI-018/2018

    According to Work Instruction – IT - EFI-100-001, the valuation of SPE’s performed by Eletrobras shall preferably use the discounted cash flow method. This methodology is grounded on the hypothesis of the value of a project to depend on its capacity of generating wealth in the future. Estimates of revenues, costs, expenses, investments and other working capital needs, in addition to all items that affect the change of cash flow of the project, for a certain period of time.

    As the values of the generated cash flow refer to different periods of time, they should be summed and compared for the same time span (present value). Thus, the net balances calculated in each period are brought to present value by a discount rate that reflects the risks inherent to the business added to the opportunity cost of risk-averse investors, that is to say, a rate of attractiveness that will reflect the opportunity cost of the business capital providers.

    In a non-exhaustive manner, the Net Present Value (VPL) of the Shareholder’s Cash Flow should be estimated.

    Besides the above value, as the case may be, sensitivity analyses shall also be performed concerning the main variables impacting the result, in such a way to allow a better risk perception and potential design value.

    This way, the valuations performed by the technical staff of DFPI took into consideration the application of the Discounted Cash Flow Method for the shareholder.

    5.1       Assumptions adopted

    The main assumptions applied in the preparation of the valuations of wind power generation SPE’s are shown below:

Table 4. Assumptions of Wind Power Generation SPE
Assumptions		Source
a)	Base Date: January 2018	-
b)	Information of Financial Statements of 2015, 2016 and 2017	Eletrobras Companies
c)	Forecast period, according to a remaining period of the authority grant	Ministry of Mines and Energy – MME (Authorization Ordinances)
d)	Macroeconomic Indicators	DFPP, according to the Long-Term Macroeconomic Scenario Report, dated February 2018
e)	Financing Agreements	Eletrobras Companies
f)	Authorization Ordinances and Ordinances for review of physical guarantee	Ministry of Mines and Energy - MME
g)	Authorizing Resolutions and Orders (change of installed power)	National Electric Energy Agency- ANEEL
h)	Agreements of purchase and sale of energy within the Regulated Contracting Environment – ACR and Free Contracting Environment – ACL	Eletrobras Companies
i)	Information about the Business Plan, as applicable.	Eletrobras Companies

Date: 08/09/2018 IT DFPI-018/2018

    The main assumptions applied in the preparation of the valuations of transmission SPE’s are shown below:

Table 5. Assumptions of Transmission SPE
Assumptions		Source
a)	Base Date: January 2018	-
b)	Information of Financial Statements of 2015, 2016 and 2017	Eletrobras Companies
c)	Forecast period, according to a remaining period of concession grant, without consideration for the extension of concession over an equal period with respect to its maturity	ANEEL (concession agreements) Chief Transmission Officers – DT-008/2018 Memorandum.
d)	Macroeconomic Indicators	DFPP, according to the Long-Term Macroeconomic Scenario Report, dated February 2018
e)	Financing Agreements	Eletrobras Companies
f)	Concession Agreements	ANEEL
h)	Annual Income Allowed – RAP	ANEEL (Homologating Resolution No. 2257, dated June 20, 2017)
i)	Information about the Business Plan, as applicable.	Eletrobras Companies

    For the Transmission segment under the Assumed Profit regime, consideration was given to the current understanding that the calculation basis should be 8% and 12% of Gross Revenue, for Income Tax - IR and Social Contribution on the Net Profit - CSLL, respectively. Besides this, we would like to call attention to the fact that there are still disputes before court about such understanding, claiming that tax rate should consider services, at 32% on the Gross Revenue for both taxes.

Date: 08/09/2018 IT DFPI-018/2018

    Information above is included in “Data Room SPEs em Desinvestimento” (Data Room of SPE’s under Divestments), available in the Virtual Offices of Eletrobras’ intranet.

6.	Methodology for Calculation of Minimum Price

    The definition of minimum price for auction takes into consideration the methodology and the criterion set under “Procedure for establishing the value of interests in SPE subject to divestment,” approved by DEE, by means of RES-263/2018, and by the CA, through DEL-119/2018. According to the Procedure, Eletrobras’ valuations shall be deemed from the viewpoint of the value of the winning party and said SPE’s valuations performed by BTG Pactual - BTG, as an independent external financial consultant engaged by Eletrobras, shall be deemed from the viewpoint of the purchasing party.

    On account of this, setting the minimum price for assets covered within the scope of divestment in SPE of Eletrobras considered the arithmetic average of results, per SPE, arranged by Eletrobras (winner’s viewpoint) and by BTG (purchaser’s viewpoint).

7.	Premium on the Minimum Price for the controlling shareholding interest

    Out of the SPE’s, the scope of Eletrobras’ Divestment Program and that are established in the auction lots, as shown in Item 4.3 above, there are seven of them whose control is exercised by holding. They are as follows:

    Table 6: SPE’s controlled by Eletrobras

SPE	A1 Shareholder	% A1	A2 Shareholder	% A2	Total %
Uirapuru	Eletrobras	75%	ELOS	25%	100%
Chuí Holding	Eletrobras	78%	Brave Winds geradora III S.A	22%	100%
Chuí IX	Eletrobras	99.99%	Renobrax Energias Renováveis Ltda	0.01%	100%
Hermenegildo I	Eletrobras	99.99%	Renobrax Energias Renováveis Ltda	0.01%	100%
Hermenegildo II	Eletrobras	99.99%	Renobrax Energias Renováveis Ltda	0.01%	100%
Hermenegildo III	Eletrobras	99.99%	Renobrax Energias Renováveis Ltda	0.01%	100%
Sta Vitória do Palmar Holding	Eletrobras	78%	Brave Winds geradora III S.A	22%	100%

Date: 08/09/2018 IT DFPI-018/2018

    In these cases, in addition to the valuation of the fair value by the discounted cash flow method, a premium should be charged for the sale of control of these SPE’s, given that purchasers of shareholding positions are found to be paying prices above those deemed fair, in the market, both in the cases of close corporations and in the cases of publicly held companies.

    However, the value of the said premium is difficult estimating. The reason for this lies in the fact that the companies do not charge a single and universal fair price. As explained in the procedure for setting the minimum price, in the market, the views on the value of participants may change depending on who is acquiring the controlling interest. Thus, the market price paid by the purchaser shall not necessarily follow the corresponding price related to the fair value deemed.

    In these cases, the following variables may influence the fair price of the company, increasing the price of an asset based on the viewpoint of one or more purchasers in a single market:

a)

    Synergy: One of the most observed synergies is the (i) reduction of costs that may be possible for the new controlling shareholder as of the purchase of the company. In general, the estimates of costs and expenses by analysists, before the change of control, do not take reduction of costs into account, since the capacity performing synergies differ between market participants. Another common synergy is the (ii) funding cost. The new controlling shareholder shall have a different credit profile. In most of the cases, the purchaser tends to have a better credit risk than the controlling or selling shareholder, which may reduce the average funding cost of the company, reducing the financial expenses in the average term. With smaller expenditure, the net cash flow tends to be higher, which would improve the company value. As far as synergy is concerned, another important point is (iii) the possible scale gain in a purchase. In addition to these, for sure there are other manners to generate synergies in purchases of controlling interest by a new shareholder that shall not be exhausted in this document. However, it should be pointed out that all of them may impact the perception of value that one or more market participants may have regarding a given asset, thus generating a higher tendency from them to incur a premium on the value deemed fair for such asset; and

b)

    Strategy: Strategic reasons may also entail payment for control of certain assets. Typically, business groups already established in a given market may entertain the possibility of paying premiums of control for assets that allow blocking the entry of new competitors in such market. The movement of purchase of companies in the main market where a business group is established may prevent that competitors enter this market, thus preventing the worsening of competition and the shrinking of profit margins. The opposite may also happen, meaning that a new player is willing to establish its operations in the market, and may strategically accept to pay higher prices and have lower returns, or even negative results, in the cases where it deems that such asset or market is relevant. Currently, for instance, in the Brazilian Electricity Industry, an important incoming player – the Chinese State-owned Companies - has paid premiums on the market value for purchase of controlling interest of some companies, and, besides, has been implying to intending to be the sole shareholder of the company, after the publicly held companies in question go private, also paying a premium on the market value for purchasing shares of minority shareholders.

Date: 08/09/2018 IT DFPI-018/2018

    Given the foregoing, attentions should be draw to the explanation of Damodaran (2004, p. 685)1 “investors and companies are willing to pay premiums on the market price to control the management of companies, especially those they found to be incompetently managed.” In that being so, he asserts: “The value of ending the control of a given management is inversely proportional to the perceived quality of such management and its capacity maximizing the company’s value.”

    As a result, it should be noted that the value of controlling a company should be ascertained based on the capacity reforming the current management, also including the points raised above. In view of this, the value of control for an optimized company and/or a new controlling shareholder that is not able to have strategic parameters connected to the relevance of assets and/or target market, and it probably should be insignificant or null.

    1 Damodaran, Aswath. Finanças Corporativas: Teoria e Prática. 2004.

Date: 08/09/2018 IT DFPI-018/2018

    By applying the rationale exposed to the case of the SPE’s wherein Eletrobras holds control, among those that fall under the scope of the Divestment Program, and considering that:

•

    Out of the seven SPE’s listed in Table 6, there is not a single asset trade in stock exchange whose sales were reported as likely to generate floats in the market price of its shares, which could lead to analysis of premium value for control of such assets;

•

    Still with respect to the same group of assets, none of these SPE’s may be considered as strategic or relevant for the Brazilian Electricity Industry in the segments of transmission and generation of renewable energy. All in all, they are assets whose magnitude ranges from average to small;

•	In all the seven cases, there is no evidence that the managements of these SPE’s were lenient and that they have augmented structures that could imply bad quality or inefficient management; and
•

    In the Brazilian and international market, there are participants of different characters, capacities and interests that may compete for the control of such assets, owing to different reasons, and lead to advantage for Eletrobras by increase the price of assets.

    Thus, one may say that it makes sense applying a premium for control of the management of these SPE’s, in such a way to raise the minimum price suggested for such assets vis-à-vis that found by the simple average between internal and external valuations. However, once the application of said premium is admitted, its value should be ascertained.

    Nonetheless, as seen above, this value is difficult to be estimated, given the countless variables pointed out. Additionally, the assets in question are SPE’s (which reduces the margin for the new manager in respect of the assets with a broader portfolio), and they have the characteristics pointed out in the bullets above, reason due to which one may infer that the market shall be willing to pay a premium of a slightly high value.

    Furthermore, it should be noted that, as the purpose of this work is to suggest/recommend the minimum price of the assets that shall be object of auction, the competition allowed for this sort of bidding procedure, it does not deem reasonable to set the price or the premium on the price of values that may discourage competitors to participate in the bidding procedure.

Date: 08/09/2018 IT DFPI-018/2018

    Lastly, the premium value for the control over the minimum price for the seven cases will be defined by a practical case, of recent transaction observed in the market. In this case, the payment of a 3.4% control premium was paid in relation to what the parties understood as the fair value of the asset.Therefore, it is hereby suggested that the value of the premium for the controlling interest of the SPE’s listed in Table 6 be added with 3.4% of the own minimum price, ascertained by the arithmetic average of the internal and external valuations.

8.	Results

    Below you will find the results of the valuations by Eletrobras (internal) and independent external consultant – BTG.

8.1	Results of internal valuation – DFPI

    Tables below show the results of the valuations of SPE’s controlled by Eletrobras performed by DFPI, considering the percentage of interest of Eletrobras in SPE’s.

Table 6. Results of Transmission SPE controlled by Eletrobras – BRL Thousand

SPE	Interest Eletrobras	Eletrobras’ Equity Value
UIRAPURU	75.0%	84,919
Total		84,919

Table 7. Results of Wind Power Generation SPE controlled by Eletrobras – BRL Thousand
SPE	Interest Eletrobras	Equity Value Eletrobras
Chuí Holding	78.00%	249,415
Chuí IX	99.99%	14,247
Hermenegildo I	99.99%	46,586
Hermenegildo II	99.99%	47,415
Hermenegildo III	99.99%	22,437
Santa Vitória do Palmar	78.00%	429,656
Total		809,756

Date: 08/09/2018 IT DFPI-018/2018

8.2	Results of external valuation – BTG

    Tables below show the results of the valuations of SPE’s controlled by Eletrobras performed by BTG, considering the percentage of interest of Eletrobras in SPE’s.

Table 8. Results of Transmission SPE controlled by Eletrobras – BRL Thousand

SPE	Interest Eletrobras	Equity Value BTG
UIRAPURU	75.0%	83,553
Total		83,553

Table 9. Results of Wind Power Generation SPE controlled by Eletrobras – BRL Thousand

SPE	Interest Eletrobras	Equity Value BTG
Chuí Holding	78.00%	213,452
Chuí IX	99.99%	10,295
Hermenegildo I	99.99%	37,309
Hermenegildo II	99.99%	37,368
Hermenegildo III	99.99%	14,076
Santa Vitória do Palmar	78.00%	334,874
Total		647,374

9.	Minimum Price per SPE

    According to the methodology described in Item 6 and the results shown in Item 8 of this IT, the tables below show the recommendation of DFPI as minimum price for SPE’s controlled by Eletrobras.

Date: 08/09/2018 IT DFPI-018/2018

SPE	Interest Eletrobras	Eletrobras’ Equity Value	Equity Value BTG	Control Premium	Minimum Price	Base Date
UIRAPURU	75,0%	84,919	83,553	2,864	87,100	jan-18
Total		84,919	83,553	2,864	87,100

SPE	Interest Eletrobras	Equity Value Eletrobras	Equity Value BTG	Control Premium	Minimum Price	Base Date
Chuí Holding	78.00%	249,415	213,452	7,869	239,302	jan-18
Chuí IX	99.99%	14,247	10,295	417	12,688	jan-18
Hermenegildo I	99.99%	46,586	37,309	1,426	43,374	jan-18
Hermenegildo II	99.99%	47,415	37,368	1,441	43,833	jan-18
Hermenegildo III	99.99%	22,437	14,076	621	18,877	jan-18
Santa Vitória do Palmar	78.00%	429,656	334,874	12,997	395,262	jan-18
Total		809,756	647,374	24,771	753,336

9.1	Minimum Price per Auction Lot

    Tables below show the recommendation of this DFPI of minimum price per lot, considering the SPE’s with control of Eletrobras, with this amounting to the sum of the minimum prices of the SPE’s included in the lot.

Date: 08/09/2018 IT DFPI-018/2018

Table 10. Minimum Price per Lot - Transmission SPE controlled by Eletrobras - BRL Thousand

Lot	SPE	Minimum Price	Book Value	Difference Δ%
J	Uirapuru Transmissora de Energia S.A.	87,100	60,710	43%
	Total	87,100	60,710	43%

Table 11. Minimum Price per Lot - Wind Power Generation SPE controlled by Eletrobras - BRL Thousand

Lot	SPE	Minimum Price	Book Value Eletrobras %	Difference ∆%
A	Santa Vitória do Palmar Holding	395,262	172,950	128.5%
	Chuí Holding S.A	239,302	401,952	-40.5%
	TOTAL LOT A	634,564	574,902	10.4%
B	Eólica Hermenegildo I S.A.	43,374	98,858	-56.1%
	Eólica Hermenegildo II S.A.	43,833	92,576	-52.7%
	Eólica Hermenegildo III S.A.	18,877	78,860	-76.1%
	Eólica Chuí IX S.A.	12,688	26,051	-51.3%
	TOTAL LOT B	118,772	296,345	-59.9%
	Total	753,336	871,247	-13.5%

    It should be noted that, for SPE’s to show a minimum price smaller than Book Value, a loss shall be booked when such assets are sold.

    Lastly, it should be noted that the minimum prices suggested refer to December 31, 2017, and that there is need for adjustments based on the SELIC rate until the actual date of auction of SPE’s. Still, if there is payment of dividends higher than those already established in the Financial Statements of SPE’s in December 2017, disbursements or any other adjustments not stated in the model between the base date of the minimum prices (12/31/2017) and the auction date, said value should be adjusted accordingly.

Date: 08/09/2018 IT DFPI-018/2018

10.	Comparison between the DFPI and BTG results
10.1	Transmission SPE

      Based on the results of the valuations of DFPI and BTG, they were found to be quite consistent, resulting in the difference of 1.6% and 2.6 % for each valuation connected to the minimum price calculated under Item 9.

      Graph 1. Calculation of Minimum Price – Transmission SPE controlled by Eletrobras

      Table 12. Comparison of DFPI and BTG Results – Transmission SPE controlled by Eletrobras

Comparison of Results		Δ% / ELB
Eletrobras’ Equity Value	84,919	-
Equity Value BTG	83,553	-1.6%
(+) Control Premium	2,864	-
Minimum Price	87,100	2.6%

10.2	Wind Power Generation SPE

      Based on the results of the valuations of DFPI and BTG, a difference of 20.1% among them was found, and of 7.0 % for each result for the minimum price calculated under Item 9.

Date: 08/09/2018 IT DFPI-018/2018

      Graph 1. Calculation of Minimum Price – Wind Power Generation SPE

      Table 13. Comparison of DFPI and BTG Results – Wind Power Generation SPE controlled by Eletrobras

Comparison of Results		Δ% / ELB
Eletrobras’ Equity Value	809,756	-
Equity Value BTG	647,374	-20.1%
(+) Control Premium	24,771	-
Minimum Price	753,336	7.0%

      When analyzing the results, both of DFPI and BTG, a difference of 20.1% was found, basically connected to the discount rate applied by each unit and energy price.

11.	Final Remarks

      This Technical Information briefly showed the results found by the internal and external valuation of assets controlled by Eletrobras, within the scope of the Divestment Program of Eletrobras. Detailed valuations may be found in the appendices to this IT.

Date: 08/09/2018 IT DFPI-018/2018

_____________________________ Marcos Barreto de Faria Pinho	_____________________________ Leonardo Silva Lustosa
_____________________________ Flávia Xavier Cirilo de Sá	_____________________________ Tiago Rinaldi Meyer
_____________________________ Leonardo Michelsem M. de Barros	_____________________________ Vinicius Brito da Fonseca
_____________________________ Leonardo Pereira Alves	_____________________________ Vinicius Pereira de Oliveira

Agreed: _____________________________ Felipe Baptista da Silva Superintendent of Planning and Control

Chuí Holding S.A	Date: 08/09/18 IT DFPI- 018/2018 Appendix 1

      Appendix to the Technical Information

      Appendix 1 - Assumptions and Results of SPE Chuí Holding S.A.

      1

Chuí Holding S.A	Date: 08/09/18 IT DFPI- 018/2018 Appendix 1

1. PURPOSE

      This Appendix is targeted at introducing the result of the valuation of the Special Purpose Entity - SPE    Chuí Holding S.A                                   , included in the process of datio in solutum and part of the scope of the process of the Divestment Program of Eletrobras according to the Market Announcement on 02/23/2018, carried out by the Investment Management Department - DFPI.

      2. ASSUMPTIONS OF ECONOMIC AND FINANCIAL MODELING

      The main assumptions used in the SPE valuation were:

      2.1 Macroeconomic Assumptions

      * After 2027 constant forecasts

      2

Chuí Holding S.A	Date: 08/09/18 IT DFPI- 018/2018 Appendix 1

      2.2    Special Assumptions of SPE

      All the following figures are denominated in BRL Thousand, except where stated otherwise.

      Table 1. General Characteristics of the Project

      SPE Name

      Chuí Holding S.A

      Start of Transaction

      06/16/15

      End of Transaction

      04/15/47

      Total Valuation Base

      01/01/18

      Table 2. Wind Farms

      Wind Farm

      Authorization/Review Ordinance

      Duration of Authorization (years)

      End of Transaction

      Installed Power (MW)

      Physical Guarantee (Average MW)

      Capacity Factor

      CHUI I

      MME 106/2012; 245/2016

      35

      03/11/47

      24.0

      10.4

      43.3%

      CHUI II

      MME 165/2012; 245/2016

      35

      03/22/47

      22.0

      9.1

      41.4%

      CHUI IV

      MME 79/2012; 245/2016

      35

      02/26/47

      22.0

      9.0

      40.9%

      CHUI V

      MME 89/2012; 245/2016

      35

      03/04/47

      30.0

      12.7

      42.3%

      MINUANO I

      MME 231/2012; 346/2015

      35

      04/15/47

      22.0

      8.8

      40.0%

      MINUANO II

      MME 166/2012; 346/2015

      35

      03/22/47

      24.0

      9.6

      40.0%

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      144.0

      59.6

      41.4%

      Table 3. Shareholders

      Shareholder

      Interest %

      Eletrobras

      78.00%

      Brave Winds Geradora III S.A

      22.00%

      -

      0.00%

      -

      0.00%

      Total Eletrobras Group

      78.00%

      3

Chuí Holding S.A	Date: 08/09/18 IT DFPI- 018/2018 Appendix 1

      Table 4. Contracts in the Regulated Contracting Environment - ACR

      Contract Type:

      WITHOUT ACR CONTRACTS

      Wind Farm

      Auction

      Start

      End

      Average Power Contracted

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      * The information on the contracts at ACR is public - check the CCEE website for details

      Table 5. Financing

      Description

      Index

      Last Payment

      Amortization

      Outstanding Balance

      BNDES - Sub-credits A and B

      TJLP

      Dec-31

      PRICE

      346,078.0

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      346,078.0

      Table 6. Debentures

      Description

      Index

      Last Payment

      Amortization

      Adjustment of Outstanding Balance

      Outstanding Balance

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      4

Chuí Holding S.A	Date: 08/09/18 IT DFPI- 018/2018 Appendix 1

      3.    RESULTS

      Table 6. Eletrobras Results

Shareholder Cash Flow (FCFE)	283,765

(+) Asset Adjustments	61,103

(-) Liability Adjustments	(25,105)

(-) Off Balance Adjustments - Contingencies	-

VPL	319,763
Interest %	78.00%
Value of Eletrobras Group Interest	249,415
(BRL Thousand)

      4.    FINAL REMARKS

      1 - There is an Active Contingency amounting to BRL 75,891 million connected to a legal dispute with Wind Power for breach of contract. These amounts are not considered in the flow, if the company is successful in the lawsuit, the sums should be transferred to Eletrobras.

      -

      -

      -

      5

Eólica Chuí IX S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 2

      Appendix to the Technical Information

      Appendix 2 - Assumptions and Results of SPE Wind Farm Chuí IX S.A.

      1

Eólica Chuí IX S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 2

      1.    PURPOSE

      This Appendix is targeted at introducing the result of the valuation of the Special Purpose Entity - SPE    Eólica Chuí IX S.A.                                   , included in the process of datio in solutum and part of the scope of the process of the Divestment Program of Eletrobras according to the Market Announcement on 02/23/2018, carried out by the Investment Management Department - DFPI.

      2.    ASSUMPTIONS OF ECONOMIC AND FINANCIAL MODELING

      The main assumptions used in the SPE valuation were:

      2.1    Macroeconomic Assumptions

      * After 2027 constant forecasts

      2

Eólica Chuí IX S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 2

      2.2    Special Assumptions of SPE

      All the following figures are denominated in BRL Thousand, except where stated otherwise.

      Table 1. General Characteristics of the Project

      SPE Name

      Eólica Chuí IX S.A.

      Start of Transaction

      10/22/15

      End of Transaction

      05/26/49

      Total Valuation Base

      01/01/18

      Table 2. Wind Farms

      Wind Farm

      Authorization/Review Ordinance

      Duration of Authorization (years)

      End of Transaction

      Installed Power (MW)

      Physical Guarantee (Average MW)

      Capacity Factor

      Chui 09

      MME 218/2014; 346/2015

      35

      05/26/49

      17.9

      7.4

      41.3%

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      17.9

      7.4

      41.3%

      Table 3. Shareholders

      Shareholder

      Interest %

      Eletrosul

      99.99%

      Renobrax Energias Renováveis Ltda

      0.01%

      -

      0.00%

      -

      0.00%

      Total Eletrobras Group

      99.99%

      3

Eólica Chuí IX S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 2

      Table 4. Contracts in the Regulated Contracting Environment - ACR

      Contract Type:

      WITHOUT ACR CONTRACTS

      Wind Farm

      Auction

      Start

      End

      Average Power Contracted

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      * The information on the contracts at ACR is public - check the CCEE website for details

      Table 5. Financing

      Description

      Index

      Last Payment

      Amortization

      Outstanding Balance

      BNDES - Sub-credits D1 and D2

      TJLP

      Jun-32

      SAC

      30,361.0

      BRDE

      TJLP

      Jun-32

      SAC

      13,312.0

      -

      -

      -

      -

      -

      43,673.0

      Table 6. Debentures

      Description

      Index

      Last Payment

      Amortization

      Adjustment of Outstanding Balance

      Outstanding Balance

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      4

Eólica Chuí IX S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 2

      3.    RESULTS

      Table 6. Eletrobras Results

Shareholder Cash Flow (FCFE)	13,353

(+) Asset Adjustments	1,972

(-) Liability Adjustments	(1,074)

(-) Off Balance Adjustments - Contingencies	(3)

VPL	14,248
Interest %	99.99%
Value of Eletrobras Group Interest	14,247
(BRL Thousand)

      4.    FINAL REMARKS

      -

      -

      -

      -

      5

Eólica Hermenegildo I S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 3

      Appendix to the Technical Information

      Appendix 3 - Assumptions and Results of SPE Wind Farm
      Hermenegildo I S.A.

      1

Eólica Hermenegildo I S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 3

      1.    PURPOSE

      This Appendix is targeted at introducing the result of the valuation of the Special Purpose Entity - SPE    Eólica Hermenegildo IX S.A.                     , included in the process of datio in solutum and part of the scope of the process of the Divestment Program of Eletrobras according to the Market Announcement on 02/23/2018, carried out by the Investment Management Department - DFPI.

      2.    ASSUMPTIONS OF ECONOMIC AND FINANCIAL MODELING

      The main assumptions used in the SPE valuation were:

      2.1    Macroeconomic Assumptions

      * After 2027 constant forecasts

      2

Eólica Hermenegildo I S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 3

      2.2    Special Assumptions of SPE

      All the following figures are denominated in BRL Thousand, except where stated otherwise.

      Table 1. General Characteristics of the Project

      SPE Name

      Eólica Hermenegildo I S.A.

      Start of Transaction

      10/01/15

      End of Transaction

      06/15/49

      Total Valuation Base

      01/01/18

      Table 2. Wind Farms

      Wind Farm

      Authorization/Review Ordinance

      Duration of Authorization (years)

      End of Transaction

      Installed Power (MW)

      Physical Guarantee (Average MW)

      Capacity Factor

      VERACE 24

      MME 252/2014; 346/2015

      35

      06/04/49

      19.7

      8.6

      43.7%

      VERACE 25

      MME 241/2014; 346/2015

      35

      06/01/49

      7.2

      3.1

      43.3%

      VERACE 26

      MME 249/2014; 346/2015

      35

      06/03/49

      14.3

      6.2

      43.3%

      VERACE 27

      MME 279/2014; 346/2015

      35

      06/15/49

      16.1

      7.0

      43.5%

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      57.3

      24.9

      43.5%

      Table 3. Shareholders

      Shareholder

      Interest %

      Eletrobras

      99.99%

      Renobrax Energias Renováveis Ltda

      0.01%

      -

      0.00%

      -

      0.00%

      Total Eletrobras Group

      99.99%

      3

Eólica Hermenegildo I S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 3

      Table 4. Contracts in the Regulated Contracting Environment - ACR

      Contract Type:

      WITHOUT ACR CONTRACTS

      Wind Farm

      Auction

      Start

      End

      Average Rate Contracted

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      * The information on the contracts at ACR is public - check the CCEE website for details

      Table 5. Financing

      Description

      Index

      Last Payment

      Amortization

      Outstanding Balance

      BNDES - Sub-credits A1 and A2

      TJLP

      Jun-32

      SAC

      105,400.0

      BRDE

      TJLP

      Jun-32

      SAC

      46,216.0

      -

      -

      -

      -

      -

      151,616.0

      Table 6. Debentures

      Description

      Index

      Last Payment

      Amortization

      Adjustment of Outstanding Balance

      Outstanding Balance

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      4

Eólica Hermenegildo I S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 3

      3.    RESULTS

      Table 6. Eletrobras Results

Shareholder Cash Flow (FCFE)	42,537

(+) Asset Adjustments	7,850

(-) Liability Adjustments	(3.787)

(-) Off Balance Adjustments - Contingencies	(10)

VPL	46,590
Interest %	99.99%
Value of Eletrobras Group Interest	46,586
(BRL Thousand)

      4.    FINAL REMARKS

      -

      -

      -

      -

      5

Eólica Hermenegildo II S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 4

      Appendix to the Technical Information

      Appendix 4 - Assumptions and Results of SPE Wind Farm
      Hermenegildo II S.A.

      1

Eólica Hermenegildo II S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 4

      1.    PURPOSE

      This Appendix is targeted at introducing the result of the valuation of the Special Purpose Entity - SPE    Eólica Hermenegildo II S.A.                     , included in the process of datio in solutum and part of the scope of the process of the Divestment Program of Eletrobras according to the Market Announcement on 02/23/2018, carried out by the Investment Management Department - DFPI.

      2.    ASSUMPTIONS OF ECONOMIC AND FINANCIAL MODELING

      The main assumptions used in the SPE valuation were:

      2.1    Macroeconomic Assumptions

      * After 2027 constant forecasts

      2

Eólica Hermenegildo II S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 4

      2.2    Special Assumptions of SPE

      All the following figures are denominated in BRL Thousand, except where stated otherwise.

      Table 1. General Characteristics of the Project

      SPE Name

      Eólica Hermenegildo II S.A.

      Start of Transaction

      12/16/15

      End of Transaction

      06/16/49

      Total Valuation Base

      01/01/18

      Table 2. Wind Farms

      Wind Farm

      Authorization/Review Ordinance

      Duration of Authorization (years)

      End of Transaction

      Installed Power (MW)

      Guarantee Guarantee (Average MW)

      Capacity Factor

      VERACE 28

      MME 247/2014; 346/2015

      35

      06/08/49

      12.5

      5.6

      44.7%

      VERACE 29

      MME 248/2014; 346/2015

      35

      06/02/49

      17.9

      7.8

      43.6%

      VERACE 30

      MME 269/2014; 346/2015

      35

      06/15/49

      17.9

      7.8

      43.6%

      VERACE 31

      MME 281/2014; 346/2015

      35

      06/02/49

      9.0

      4.1

      45.8%

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      57.3

      25.3

      44.2%

      Table 3. Shareholders

      Shareholder

      Interest %

      Eletrobras

      99.99%

      Renobrax Energias Renováveis Ltda

      0.01%

      -

      0.00%

      -

      0.00%

      Total Eletrobras Group

      99.99%

      3

Eólica Hermenegildo II S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 4

      Table 4. Contracts in the Regulated Contracting Environment - ACR

      Contract Type:

      WITHOUT ACR CONTRACTS

      Wind Farm

      Auction

      Start

      End

      Average Rate Contracted

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      * The information on the contracts at ACR is public - check the CCEE website for details

      Table 5. Financing

      Description

      Index

      Last Payment

      Amortization

      Outstanding Balance

      BNDES - Sub-credits B1 + B2 and BRDE

      TJLP

      Jun-32

      SAC

      151,649.0

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      151,649.0

      Table 6. Debentures

      Description

      Index

      Last Payment

      Amortization

      Adjustment of Outstanding Balance

      Outstanding Balance

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      4

Eólica Hermenegildo II S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 4

      3.    RESULTS

      Table 6. Eletrobras Results

Shareholder Cash Flow (FCFE)	37,534

(+) Asset Adjustments	13,576

(-) Liability Adjustments	(3,690)

(-) Off Balance Adjustments - Contingencies	-

VPL	47,420
Interest %	99.99%
Value of Eletrobras Group Interest	47,415
(BRL Thousand)

      4.    FINAL REMARKS

      -

      -

      -

      -

      5

Eólica Hermenegildo III S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 5

      Appendix to the Technical Information

      Appendix 5 - Assumptions and Results of SPE Wind Farm
      Hermenegildo III S.A.

      1

Eólica Hermenegildo III S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 5

      1.    PURPOSE

      This Appendix is targeted at introducing the result of the valuation of the Special Purpose Entity - SPE    Eólica Hermenegildo III S.A.                    , included in the process of datio in solutum and part of the scope of the process of the Divestment Program of Eletrobras according to the Market Announcement on 02/23/2018, carried out by the Investment Management Department - DFPI.

      2.    ASSUMPTIONS OF ECONOMIC AND FINANCIAL MODELING

      The main assumptions used in the SPE valuation were:

      2.1    Macroeconomic Assumptions

      * After 2027 constant forecasts

      2

Eólica Hermenegildo III S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 5

      2.2    Special Assumptions of SPE

      All the following figures are denominated in BRL Thousand, except where stated otherwise.

      Table 1. General Characteristics of the Project

      SPE Name

      Eólica Hermenegildo III S.A.

      Start of Transaction

      10/01/15

      End of Transaction

      06/23/49

      Total Valuation Base

      01/01/18

      Table 2. Wind Farms

      Wind Farm

      Authorization/Review Ordinance

      Duration of Authorization (years)

      End of Transaction

      Installed Power (MW)

      Guarantee Guarantee (Average MW)

      Capacity Factor

      VERACE 34

      MME 280/2014; 346/2015

      35

      06/11/49

      14.3

      6.4

      44.7%

      VERACE 35

      MME 239/2014; 346/2015

      35

      05/29/49

      12.5

      5.5

      43.9%

      VERACE 36

      MME 290/2014; 346/2015

      35

      06/23/49

      21.5

      9.1

      42.4%

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      48.3

      21.0

      43.5%

      Table 3. Shareholders

      Shareholder

      Interest %

      Eletrobras

      99.99%

      Renobrax

      0.01%

      -

      0.00%

      -

      0.00%

      Total Eletrobras Group

      99.99%

      3

Eólica Hermenegildo III S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 5

      Table 4. Contracts in the Regulated Contracting Environment - ACR

      Contract Type:

      WITHOUT ACR CONTRACTS

      Wind Farm

      Auction

      Start

      End

      Average Rate Contracted

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      * The information on the contracts at ACR is public - check the CCEE website for details

      Table 5. Financing

      Description

      Index

      Last Payment

      Amortization

      Outstanding Balance

      BNDES C1, C2 + BRDE

      TJLP

      Jun-32

      SAC

      129,201.0

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      129,201.0

      Table 6. Debentures

      Description

      Index

      Last Payment

      Amortization

      Adjustment of Outstanding Balance

      Outstanding Balance

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      4

Eólica Hermenegildo III S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 5

      3.    RESULTS

      Table 6. Eletrobras Results

Shareholder Cash Flow (FCFE)	23,244

(+) Asset Adjustments	2,241

(-) Liability Adjustments	(3,046)

(-) Off Balance Adjustments - Contingencies	-

VPL	22,439
Interest %	99.99%
Value of Eletrobras Group Interest	22,437
(BRL Thousand)

      4.    FINAL REMARKS

      -

      -

      -

      -

      5

Santa Vitória do Palmar Holding	Date: 08/09/18 IT DFPI- 018/2018 Appendix 6

      Appendix to the Technical Information

      Appendix 6 - Assumptions and Results of SPE Santa Vitória do
      Palmar Holding

      1

Santa Vitória do Palmar Holding	Date: 08/09/18 IT DFPI- 018/2018 Appendix 6

      1.    PURPOSE

      This Appendix is targeted at introducing the result of the valuation of the Special Purpose Entity - SPE    Santa Vitória do Palmar Holding               , included in the process of datio in solutum and part of the scope of the process of the Divestment Program of Eletrobras according to the Market Announcement on 02/23/2018, carried out by the Investment Management Department - DFPI.

      2.    ASSUMPTIONS OF ECONOMIC AND FINANCIAL MODELING

      The main assumptions used in the SPE valuation were:

      2.1    Macroeconomic Assumptions

      * After 2027 constant forecasts

      2

Santa Vitória do Palmar Holding	Date: 08/09/18 IT DFPI- 018/2018 Appendix 6

      2.2    Special Assumptions of SPE

      All the following figures are denominated in BRL Thousand, except where stated otherwise.

      Table 1. General Characteristics of the Project

      SPE Name

      Santa Vitória do Palmar Holding

      Start of Transaction

      12/01/14

      End of Transaction

      04/04/47

      Total Valuation Base

      01/01/18

      Table 2. Wind Farms

      Wind Farm

      Authorization/Review Ordinance

      Duration of Authorization (years)

      End of Transaction

      Installed Power (MW)

      Guarantee Guarantee (Average MW)

      Capacity Factor

      VERACE I

MME 63/2012	35	02/21/47	20.0	8.5	42.5%

      VERACE II

MME 58/2012	35	02/14/47	20.0	8.3	41.5%

      VERACE III

MME 64/2012	35	02/21/47	26.0	11.0	42.3%

      VERACE IV

MME 57/2012; 245/2016	35	02/14/47	30.0	13.3	44.3%

      VERACE V

MME 202/2012	35	04/04/47	30.0	12.7	42.3%

      VERACE VI

MME 166/2012	35	03/22/47	30.0	12.4	41.3%

      VERACE VII

MME 65/2012	35	02/21/47	18.0	7.6	42.2%

      VERACE VIII

MME 80/2012	35	02/23/47	30.0	12.7	42.3%

      VERACE IX

MME 66/2012	35	02/21/47	26.0	10.8	41.5%

      VERACE X

MME 67/2012; 245/2016	35	02/21/47	28.0	12.2	43.6%

      258.0

      109.5

      42.4%

      Table 3. Shareholders

      Shareholder

      Interest %

      Eletrobras

      78.00%

      Brave Winds Geradora III S.A

      22.00%

      -

      0.00%

      -

      0.00%

      Total Eletrobras Group

      78.00%

      3

Santa Vitória do Palmar Holding	Date: 08/09/18 IT DFPI- 018/2018 Appendix 6

      Table 4. Contracts in the Regulated Contracting Environment - ACR

      Contract Type:

      WITHOUT ACR CONTRACTS

      Wind Farm

      Auction

      Start

      End

      Average Rate Contracted

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      * The information on the contracts at ACR is public - check the CCEE website for details

      Table 5. Financing

      Description

      Index

      Last Payment

      Amortization

      Outstanding Balance

      BNDES + BRDE

      TJLP

      Jun-31

      PRICE

      618,904.0

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      618,904.0

      Table 6. Debentures

      Description

      Index

      Last Payment

      Amortization

      Adjustment of Outstanding Balance

      Outstanding Balance

      Debentures

      W/o Index

      Jun-28

      Curve_Amortization

      IPCA

      117,872,0

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      117,872,0

      4

Santa Vitória do Palmar Holding	Date: 08/09/18 IT DFPI- 018/2018 Appendix 6

      3.    RESULTS

      Table 6. Eletrobras Results

Shareholder Cash Flow (FCFE)	525,559

(+) Asset Adjustments	84,540

(-) Liability Adjustments	(59.258)

(-) Off Balance Adjustments - Contingencies	-

VPL	550,841
Interest %	78.00%
Value of Eletrobras Group Interest	429,656
(BRL Thousand)

      4.    FINAL REMARKS

      -

      -

      -

      -

      5

Uirapuru Transmissora de Energisa S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 7

      Appendix to the Technical Information

      Appendix 7 - Assumptions and Results of SPE Uirapuru
      Transmissora de Energia S.A.

      1

Uirapuru Transmissora de Energisa S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 7

      1.    PURPOSE

      This Appendix is targeted at introducing the result of the valuation of the Special Purpose Entity - SPE                                           Uirapuru Transmissora de Energia S.A.                     , included in the process of datio in solutum and part of the scope of the process of the Divestment Program of Eletrobras according to the Market Announcement on 02/23/2018, carried out by the Investment Management Department - DFPI.

      2.    ASSUMPTIONS OF ECONOMIC AND FINANCIAL MODELING

      The main assumptions used in the SPE valuation were:

      2.1    Macroeconomic Assumptions

      * After 2027 constant forecasts

      2

Uirapuru Transmissora de Energisa S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 7

      2.2    Special Assumptions of SPE

      All the following figures are denominated in BRL Thousand, except where stated otherwise.

      Table 1. General Characteristics of the Project

      SPE Name

      Uirapuru Transmissora de Energia S.A.

      Start of Transaction

      07/09/06

      End of Concession

      03/03/35

      Auction

      01/2004 – Lot B

      Concession Agreement

      002/2005

      RAP Auction

      14,376

      Reference Date

      07/01/04

      Adjustment Index

      IGP-M

      Total Valuation Base

      01/01/18

      Table 2. RAP Approved

Cycle	Total RAP (BRL Thousand)	RAP RBL	Other RAP	Adjustment Installment
2017_2018

      31,075

      31,075

      -

      (1,828)

      SOURCE: RH 2258/2017 - ANEEL

      Table 3. Periodic Tariff Review/Tariff Step

      Review of RAP

      STEP

      Jun-21

      50.00%

      -

      -

      -

      -

      Table 4. Authorized Reinforcements

Resolution	Item	Estimated Operating Start	Effectiveness of RAP (years)	RAP (BRL Thousand)

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      Table 5. Shareholders

      Shareholder

      Interest %

      Eletrosul

      75.00%

      ELOS

      25.00%

      -

      0.00%

      -

      0.00%

      Total Eletrobras Group

      75.00%

      3

Uirapuru Transmissora de Energisa S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 7

      Table 6. Financing Limited to 6% of TJLP

      Description

      Index

      Last Payment

      Amortization

      Outstanding Balance

      BRDE - Sub-credits A and B

      TJLP

      Mar-19

      SAC

      6,009.0

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      6,009.0

      Table 7. External Financing (BNDES Currency Basket)

      Description

      Index

      Last Payment

      Amortization

      Outstanding Balance

      BRDE Sub-credit C

      -

      Mar-19

      SAC

      2,074.0

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      2,074.0

      Table 8. Other Financings

      Description

      Index

      Last Payment

      Amortization

      Outstanding Balance

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      Table 9. Debentures

      Description

      Index

      Last Payment

      Amortization

      Adjustment of Outstanding Balance

      Outstanding Balance

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      -

      4

Uirapuru Transmissora de Energisa S.A.	Date: 08/09/18 IT DFPI- 018/2018 Appendix 7

      3.    RESULTS

      Table 6. Eletrobras Results

Shareholder Cash Flow (FCFE)	107,576

(+) Asset Adjustments	11,445

(-) Liability Adjustments	(5,796)

(-) Off Balance Adjustments - Contingencies	-

VPL	113,225
Interest %	75.00%
Value of Eletrobras Group Interest	84,919

Key:
AC/ANC - Current Assets/Noncurrent Assets
PN / PNC - Current liabilities/Non-current Liabilities

      4.    FINAL REMARKS

      1 - The installment proportional to the company's share of the dividends accounted for in Dec/17 amounting to BRL 3,543 Thousand shall be adjusted (added) to the final sale value if it is not received by Eletrobras until the end of the process.

      -

      -

      -

      5

Projeto Einstein

Relatório Simplificado de *Valuation* – Projetos com Participação Majoritária

Agosto de 2018

Para informações adicionais, leia atentamente o *Disclaimer* no próximo slide.

Disclaimer

O presente material refere-se apenas a um resumo do Relatório (conforme definido abaixo) e não deve ser interpretado como um material completo. EM CASO DE POTENCIAIS DIVERGÊNCIAS ENTRE AS VERSÕES, A VERSÃO EM PORTUGUÊS DEVE PREVALECER.

O presente relatório de avaliação (**"Relatório"**) foi elaborado pelo Banco BTG Pactual S.A. (**"BTG Pactual"**), mediante solicitação da Centrais Elétricas Brasileiras S.A. (**"Companhia"** ou "Eletrobras"), representando uma análise fundamentada de valor nos termos do escopo e detalhamento da contratação do BTG Pactual pela Eletrobras de acordo com o Projeto Básico para Contratação de Serviços de Consultoria Especializada para Modelagem de Reestruturação das Participações Societárias da Eletrobras e suas Subsidiárias nas SPE – Sociedades de Propósito Específico, com Foco na Modelagem para o Segmento de Geração Eólica e Ativos de Transmissão e Hidrelétricas.

Este Relatório é de caráter confidencial e de propriedade intelectual do BTG Pactual, e foi produzido apenas para uso da Companhia, sua administração e de seus acionistas controladores. Nenhuma orientação (se houver) prestada pelo BTG Pactual, formal ou informalmente, bem como este Relatório, poderão ser publicados, copiados, divulgados, distribuídos, resumidos, extraídos ou de outra forma referenciados, no todo ou em parte, sem o consentimento prévio e expresso do BTG Pactual, o qual não será injustificadamente negado, desde já excetuando-se (i) a divulgação e/ou disponibilização em data room ou similar visando a dar suporte à eventual alienação de ativos pela Eletrobras ou subsidiárias, quer para grupo de potenciais interessados ou em negociação bilateral (incluindo, mas não limitado, aos demais acionistas das sociedades nas quais a Companhia ou suas subsidiárias detêm participação); (ii) a utilização, no todo ou em parte, ou de qualquer outra forma referenciada, objetivando participar à Administração da Eletrobras acerca da evolução e conclusões dos trabalhos conduzidos pelo BTG Pactual; e (iii) a eventual divulgação e/ou disponibilização determinada por qualquer norma legal ou regulamentar aplicável, bem como por qualquer decisão ou ordem de autoridades judiciais ou administrativas às quais a Companhia ou suas subsidiárias estejam submetidas.

O BTG Pactual declara, ainda, que o presente Relatório destinar-se-á, exclusivamente, a (i) informar a Companhia e sua administração do valor dos ativos por ela solicitados e (ii) fornecer à Companhia, sua administração e seus acionistas controladores informações de suporte necessárias à sua tomada de decisão referente às operações de alienação envolvendo os ativos objeto da análise deste Relatório, e só pode ser divulgado pela Companhia a seus agentes, representantes, funcionários, consultores ou quaisquer outros terceiros, observadas as exceções estabelecidas no parágrafo acima, que tenham concordado em tratar tais informações de forma confidencial.

Este Relatório não constitui e não deve ser utilizado como: (i) uma opinião sobre a adequação (fairness opinion) sobre qualquer elemento dela constante, (ii) um laudo de avaliação emitido para quaisquer fins, incluindo, sem limitação, da Lei das S.A. (incluindo, mas não se limitando ao artigo 256), da Instrução CVM nº 565/2015 e/ou da Instrução CVM nº 361/2001, ou (iii) uma proposta, solicitação, sugestão ou recomendação por parte do BTG Pactual para aprovação de qualquer operação que porventura tenha ensejado sua elaboração, e a decisão para aprovação ou não desta é de total responsabilidade da administração e dos acionistas da Companhia, sendo que o BTG Pactual não pode se responsabilizar por qualquer decisão tomada por eles.

O BTG Pactual ressalta que o presente Relatório não inclui aconselhamentos de qualquer natureza, como financeira, legal ou contábil. O conteúdo do presente material não é e nem deve ser considerado como promessa ou garantia com relação ao passado ou ao futuro, nem como recomendação para qualquer fim.

Opiniões relacionadas a esta apresentação que eventualmente sejam expressas pelo BTG Pactual devem ser consideradas unicamente como uma sugestão de melhor maneira de conduzir os diversos assuntos relativos à Companhia. Não é obrigação do BTG Pactual implementar os procedimentos apresentados neste documento, bem como o BTG Pactual não é responsável por qualquer falha em quaisquer negociações ou operações relativas a esta apresentação. Nenhum investimento ou decisão financeira deve ser baseado exclusivamente nas informações aqui apresentadas.

As informações contidas neste Relatório são baseadas nas demonstrações financeiras auditadas da companhia ora avaliada e em informações gerenciais relativas à companhia ora avaliada, fornecidas pela Companhia, pela companhia ora avaliada e seus respectivos representantes ou obtidas junto a outras fontes públicas que o BTG Pactual considera confiáveis, sendo que o BTG Pactual não realizou e nem foi solicitado que realizasse uma verificação independente de qualquer destas informações, razão pela qual o BTG Pactual não expressa qualquer parecer ou declaração, expressa ou tácita, sobre a fidedignidade, veracidade ou integralidade da apresentação das informações mencionadas, não assume responsabilidade pela precisão, exatidão ou suficiência destas informações, e ressalta que quaisquer erros, alterações ou modificações nessas informações poderiam afetar significativamente as análises do BTG Pactual. Não obstante, o BTG Pactual informa que aceitou e utilizou apenas informações gerenciais que entendeu serem consistentes, não tendo conhecimento, durante sua assessoria, de qualquer informação, omissão, falha ou defeito relevantes nos procedimentos efetuados.

Não há garantias de que as premissas, estimativas, projeções, resultados parciais ou totais ou conclusões utilizados ou apresentados neste Relatório serão efetivamente alcançados ou verificados, no todo ou em parte. Os resultados futuros realizados das Sociedades podem diferir daqueles constantes das projeções, e essas diferenças podem ser significativas, podendo resultar de vários fatores, incluindo, mas não se limitando a, mudanças nas condições de mercado. O BTG Pactual não assume qualquer responsabilidade relacionada a essas diferenças.

Este Relatório foi gerado consoante as condições econômicas, de mercado, entre outras, disponíveis na data de sua elaboração, de modo que as conclusões apresentadas estão sujeitas a variações em virtude de uma gama de fatores sobre os quais o BTG Pactual não tem qualquer controle. Este Relatório é válido somente nesta data, sendo que eventos futuros podem prejudicar suas conclusões. O BTG Pactual não assume nenhuma responsabilidade em atualizar, revisar, retificar ou anular esta apresentação em virtude de qualquer acontecimento futuro, excetuada a obrigação de atualização da avaliação expressamente prevista no item R-II.5 do Projeto Básico de contratação pela Companhia dos serviços de prestados pelo BTG Pactual, datado de 24 de fevereiro de 2017.

Relatórios de análise de empresas e setores elaborados por outras sociedades, até por sua autonomia, podem tratar premissas de modo diferente da abordagem desta avaliação e consequentemente apresentar resultados significativamente diferentes.

O BTG Pactual e seus diretores, funcionários e representantes não serão responsáveis por quaisquer perdas ou danos de qualquer natureza, pela Companhia e/ou por terceiros, que decorram do uso das informações contidas neste documento, ou que eventualmente sejam obtidas por terceiros por qualquer outro meio, exceto nas hipóteses de dolo ou culpa do BTG Pactual, seus diretores, funcionários ou representantes.

O presente Relatório deve ser lido e interpretado à luz das restrições e qualificações anteriormente mencionadas. O leitor deve levar em consideração em sua análise as restrições e características das fontes de informação utilizadas.

BTG Pactual 2

Índice

SEÇÃO 1 **Ativos de Transmissão de Energia** 05

SEÇÃO 1.1 **SPE Uirapuru Transmissora de Energia S.A. (UIRAPURU)** 06

SEÇÃO 2 **Ativos de Geração Eólica** 10

SEÇÃO 2.1 **Eólica Hermenegildo I S.A. (EOL Hermenegildo I)** 11

SEÇÃO 2.2 **Eólica Hermenegildo II S.A. (EOL Hermenegildo II)** 14

SEÇÃO 2.3 **Eólica Hermenegildo III S.A. (EOL Hermenegildo III)** 17

SEÇÃO 2.4 **Eólica Chuí IX S.A. (EOL Chuí IX)** 20

SEÇÃO 2.5 **Chuí Holding S.A. (EOL Chuí I, II, IV e V e Minuano I e II)** 23

SEÇÃO 2.6 **Santa Vitória do Palmar Holding S.A. (EOL Verace I a X)** 26

VERSÃO EM INGLÊS (ENGLISH VERSION)

COVER **Project Einstein (English Version)** 30

SECTION 1 **Transmission Line Assets** 32

SECTION 1.1 **SPE Uirapuru Transmissora de Energia S.A. (UIRAPURU)** 33

SECTION 2 **Wind Generation Assets** 37

SECTION 2.1 **Eólica Hermenegildo I S.A. (EOL Hermenegildo I)** 38

SECTION 2.2 **Eólica Hermenegildo II S.A. (EOL Hermenegildo II)** 41

SECTION 2.3 **Eólica Hermenegildo III S.A. (EOL Hermenegildo III)** 44

SECTION 2.4 **Eólica Chuí IX S.A. (EOL Chuí IX)** 47

SECTION 2.5 **Chuí Holding S.A. (EOL Chuí I, II, IV and V and Minuano I and II)** 50

SECTION 2.6 **Santa Vitória do Palmar Holding S.A. (EOL Verace I to X)** 53

BTGPactual

3

Relatório de Avaliação Econômico-Financeira
Projetos com Participação Majoritária

Considerações Iniciais

Metodologia

Avaliação econômico-financeira realizada com base nas informações disponibilizadas pela Eletrobras e suas subsidiárias por meio de data *room virtual* e durante interações presenciais com as equipes de avaliação das respectivas empresas.

O Banco BTG Pactual não realizou um trabalho de auditoria tampouco pretendeu verificar a base real ou física das informações fornecidas, seja por meio de documentos ou verbalmente, nem garante que as informações recebidas sejam verídicas.

Para determinação do valor econômico dos ativos foi adotado a avaliação por Fluxo de Caixa Descontado para os Acionistas (*"FCFE"*) que visa refletir o valor dos ativos com base em suas expectativas de rendimento futuro após o pagamento de dívidas descontados a valor presente por uma taxa que busque refletir o risco inerente do negócio. Além da metodologia FCFE, foi calculado o valor do ativo com base no Fluxo de Caixa para Firma e por Múltiplos de Transações Precedentes, no entanto, ressalta-se que tais avaliações complementares possuem falhas dada as especificidades de cada ativo e apenas foram apresentadas para referência.

Projeção de Índices Macroeconômicos

BACEN em 6 de Abril de 2018, exceto para TJLP, que é mantida a atual para fins de projeção

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030+
TJLP	6.64%	6.60%	6.60%	6.60%	6.60%	6.60%	6.60%	6.60%	6.60%	6.60%	6.60%	6.60%	6.60%
CDI	6.34%	7.18%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%
IPCA	3.53%	4.09%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
IGP-M	4.53%	4.30%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
SELIC	6.34%	7.18%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%
DOLAR	3.20	3.30	3.32	3.40	3.45	3.45	3.45	3.45	3.45	3.45	3.45	3.45	3.45

Definições

TJLP	• Taxa de juros de longo prazo definida como o custo básico dos financiamentos concedidos pelo BNDES
IPCA	• Índice Nacional de Preços ao Consumidor Amplo publicado pelo IBGE (Instituto Brasileiro de Estatística) – mede a variação dos preços dos produtos e serviços consumidos pelas famílias brasileiras com renda entre 1 e 40 salários mínimos. É o índice de preços utilizado pelo Banco Central Brasileiro em seu sistema de combate à inflação, sendo então um dos mais relevantes. Considerado como equivalente ao American CPI
IGP-M	• Índice Geral de Preços Médio publicado mensalmente pela FGV. É o índice de referência para reajuste dos contratos de aluguéis
CDI	• Taxa CDI (Certificados de Depósito Interbancário) é a taxa de juros overnight adquirida no mercado interbancário e mede o custo marginal dos bancos. O CDI é usado pelos bancos para precificar os seus Certificados de Depósitos Bancários (CDBs) e papeis comerciais
SELIC	• Taxa SELIC é a referência para a taxa básica de juros. É a taxa de juros overnight para operações compromissadas que usam a dívida do governo como título base
DÓLAR	• Taxa de câmbio utilizada para expressar a relação de troca de cada US$ 1.00 para Real

BTG Pactual

4

Seção 1.1

Uirapuru Transmissora de Energia S.A. (UIRAPURU)

Premissas de Avaliação

Uirapuru Transmissora de Energia S.A. (UIRAPURU)

Premissas adotadas com base nas informações disponibilizadas por data room virtual e por meio de interações presenciais com a Eletrobras e suas subsidiárias

Descrição do Ativo	• Instalações de transmissão em 525 kV, composta pela linha de transmissão 525 kV, com extensão aproximada de 120 km, segundo circuito, com origem na Subestação Ivaiporã e término na Subestação Londrina, ambas localizadas no Estado do Paraná; pelas respectivas entradas de linha e demais instalações, necessárias às funções de medição, supervisão, proteção, comando, controle, telecomunicação, administração e apoio. • Contrato de Concessão de Transmissão no 002/2005-ANEEL
Principais Datas	• Demonstração Financeiras Regulatórias base para projeções de **dez/2016,** , com ajustes de itens de balanço, incluindo dívida líquida com base nas demonstrações financeiras societárias de **dez/2017** • Data base da avaliação: **01/jan/2018** • Término da concessão: **mar/35**
Receita Anual Permitida (RAP)	• Receita Anual Permitida (RAP) – ciclo 2016-2017: **R$ 30.6 mm** – ciclo 2017-2018: **R$ 31.1 mm** • Data base: **01/mai/17** • Correção: reajuste aplicado todo mês de **julho**, considerando **IGP-M** de **maio a abril** • RAP já consideram PIS/Cofins e RGR (ou seja, não foi realizado *gross up*) • Parcela de ajuste: – Ciclo 2016-2017: **- R$ 2.2 mm** – Ciclo 2017-2018: **- R$ 1.8 mm** • Taxa de Indisponibilidade: **0.5%** • Revisão Tarifária: "degrau" no 15º ano após entrada em operação comercial – Data da revisão: **jul/21** – Percentual aplicado sobre a receita vigente: **-50%**
Taxas Setoriais	• P&D: **1% sobre a receita líquida** • RGR: **2,6% sobre a RAP** • TFSEE: **0,4% sobre a RAP**
Projeção de Despesas	• Adotado a média histórica corrigida para 01/jul/16. • Em discussões com o time da Eletrobras e Eletrosul, entendemos que o histórico reflete adequadamente a estrutura de custos da companhia. Os itens não recorrentes materiais foram ajustados conforme indicado no item 1 e 2 abaixo.

BTG Pactual

7

Premissas de Avaliação
Uirapuru Transmissora de Energia S.A. (UIRAPURU)

Premissas adotadas com base nas informações disponibilizadas por data room virtual e por meio de interações presenciais com a Eletrobras e suas subsidiárias

Investimentos	• Investimentos de manutenção: – 1% da RAP (vigente sem Pis/Cofins e sem revisões tarifárias) ao ano
Taxa de Depreciação	• Taxa de 2.78% a.a. (com base nas demonstrações financeiras)
Financia-mento 1	• BRDE • Sub A e B: • Saldo devedor (dez/16): **R$ 10.7 mm** • Custo: conforme contrato • Amortizações a vencer a partir de jan/17: **27** • Data da última amortização: **mar/19** • Método de Amortização: **SAC** • Periodicidade de pagamento de juros e principal: **mensal**
Financia-mento 2	• BRDE • Sub A e B: • Saldo devedor (dez/16): **R$ 3.7 mm** • Custo: conforme contrato • Amortizações a vencer a partir de jan/17: **27** • Data da última amortização: **mar/19** • Método de Amortização: **SAC** • Periodicidade de pagamento de juros e principal: **mensal**
Regime Tributário	• **Lucro presumido** • IR: 25% • CSLL: 9% • Alíquota de presunção de lucro para IR e CSLL de **8% e 12%,** respectivamente (com a recente mudança da legislação com a entrada em vigor da Lei nº 12.973/14, existe uma discussão no setor sobre a alíquota de presunção de IR e CSLL a ser aplicada para as transmissoras. No entanto, como pode ser observado nas demonstrações financeiras da companhia, a empresa entende que as alíquotas para presunção de IR e CSLL não foram alteradas, e dessa forma, também mantidas inalteradas para a avaliação. Ressalta-se que o BTG não presta serviços de assessoria tributária e a utilização de tal premissa foi uma postura baseada no entendimento que a companhia possui sobre aplicabilidade da lei uma vez que não adotou o novo entendimento que acarretaria na alteração das alíquotas de presunção para 32%)

BTG Pactual

8

Resultados de Avaliação

Uirapuru Transmissora de Energia S.A. (UIRAPURU)

Resultados

Detalhamento do Valuation para Eletrobras

Resumo

Equity Value - 100%	**% Consid.**	**132.7**
Contingências Prováveis Provisionadas (R$mm)	100.0%	-
Contingências Prováveis Divulgadas (R$mm)	100.0%	-
Contingências Possíveis Divulgadas (R$mm)	50.0%	-
Contingências Remotas Divulgadas (R$mm)	0.0%	-
Outros ajustes de Balanço		21.3
Equity Value Pós Ajustes		**111.4**
Participação da Eletrobras		75.0%
Equity Value - Participação Eletrobras		**83.6**

Observações

1. Contingências:
Não foram identificadas contingências.

2. Ajustes de Balanço:
Ajuste de dívida líquida: R$ 11.9 mm (DL: R$ -0.3 mm)
Partes relacionadas (passivo): R$ 5.897 mm
Dividendos a pagar: R$ 3.543 mm

Valuation - 100%

Equity Value		**111.4**
Net Debt		-12.2
Enterprise Value		**99.2**
EV/RAP 2018	30.4	3.3x
EV/RAP 2019	32.1	3.1x
EV/EBITDA 2018	23.0	4.3x
EV/EBITDA 2019	24.3	4.1x

BTGPactual

9

Seção 2.1

Eólica Hermenegildo I S.A. (EOL Hermenegildo I)

Premissas de Avaliação
Eólica Hermenegildo I S.A. (EOL Hermenegildo I)

Premissas adotadas com base nas informações disponibilizadas por data room virtual e por meio de interações presenciais com a Eletrobras e suas subsidiárias

Descrição do Ativo	• Hermenegildo I faz parte do Complexo Eólico Campos Neutrais • O projeto foi leiloado no leilão de geração 009/2013 da Aneel porém teve sua energia descontratada por meio do Mecanismo de Compensação de Sobras e Déficits de Energia (MCSD) • Capacidade Instalada: **57.28 MW** • Garantia Física: **24.9 MWm** • # WTG: **32** • # SPEs: **4**
Principais Datas	• Balanço Patrimonial base para projeções de **dez/2017** • Data base da avaliação: **01/jan/2018** • Término da autorização: **jun/2049**
Projeção de Receita	• Considera contratos vigentes e curva de mercado para energia descontratada
Projeção de Despesas	• De acordo com o Plano de Negócios das SPEs
Investimentos	• Considerado reinvestimento "*overhaul*" no 20º ano de operação
Taxa de Depreciação	• Taxa de 5% a.a.
Financia-mento 1	• BNDES • Custo: **conforme contrato de financiamento** • Saldo devedor (dez/17): **R$ 148.4 mm** • Data da última amortização: **jun/32** • Método de Amortização: **Price** • Periodicidade de pagamento de juros e principal: **mensal**
Regime Tributário	• **Lucro presumido** • IR: 25% – Presunção de Lucro para IR: 8% • CSLL: 9% – Presunção de Lucro para CSLL: 12%

BTG Pactual

12

Resultados de Avaliação
Eólica Hermenegildo I S.A. (EOL Hermenegildo I)

Resultados

Detalhamento do Valuation para Eletrobras

Resumo

Equity Value - 100%	**% Consid.**	**60.2**
Contingências Prováveis Provisionadas (R$mm)	100.0%	-
Contingências Prováveis Divulgadas (R$mm)	100.0%	0.5
Contingências Possíveis Divulgadas (R$mm)	50.0%	-
Contingências Remotas Divulgadas (R$mm)	0.0%	-
Outros ajustes de Balanço		22.4
Equity Value Pós Ajustes		**37.3**
Participação da Eletrobras		100.0%
Equity Value - Participação Eletrobras		**37.3**

Observações

1. Contingências:
Em 31 de dezembro de 2016 e 31 de dezembro de 2015 de acordo com os assessores jurídicos da Companhia, tramitam em esfera judicial processos cíveis, trabalhistas e fiscais cuja probabilidade de perda é considerada como provável no montante de R$ 0.516 mm

2. Ajustes de Balanço:
Ressarcimento por geração reduzida CP - CCEAR - R$ 1.5 mm
Ressarcimento por geração reduzida LP - CCEAR - R$ 3.8 mm
Credores diversos: R$ 17.1 mm
AFAC: R$ 11.7 mm (Não considerado uma vez que será capitalizado pela Eletrosul)

Valuation - 100%

Equity Value		**37.3**
Net Debt		140.5
Enterprise Value		**177.8**
EV/EBITDA 2018	28.6	6.2x
EV/EBITDA 2019	27.2	6.5x

BTG Pactual 13

Seção 2.2

Eólica Hermenegildo II S.A. (EOL Hermenegildo II)

Premissas de Avaliação
Eólica Hermenegildo II S.A. (EOL Hermenegildo II)

Premissas adotadas com base nas informações disponibilizadas por data room virtual e por meio de interações presenciais com a Eletrobras e suas subsidiárias

Descrição do Ativo	• Hermenegildo II faz parte do Complexo Eólico Campos Neutrais • O projeto foi leiloado no leilão de geração 009/2013 da Aneel porém teve sua energia descontratada por meio do Mecanismo de Compensação de Sobras e Déficits de Energia (MCSD) • Capacidade Instalada: **57.28 MW** • Garantia Física: **25.3 MWm** • # WTG: **32** • # SPEs: **4**
Principais Datas	• Balanço Patrimonial base para projeções de **dez/2017** • Data base da avaliação: **01/jan/2018** • Término da autorização: **jun/2049**
Projeção de Receita	• Considera contratos vigentes e curva de mercado para energia descontratada
Projeção de Despesas	• De acordo com o Plano de Negócios das SPEs
Investimentos	• Considerado reinvestimento "*overhaul*" no 20º ano de operação
Taxa de Depreciação	• Taxa de 5% a.a.
Financia-mento 1	• BNDES • Custo: **conforme contrato de financiamento** • Saldo devedor (dez/17): **R$ 148.4 mm** • Data da última amortização: **jun/32** • Método de Amortização: **SAC** • Periodicidade de pagamento de juros e principal: **mensal**
Regime Tributário	• **Lucro presumido** • IR: 25% – Presunção de Lucro para IR: 8% • CSLL: 9% – Presunção de Lucro para CSLL: 12%

BTG Pactual 15

Resultados de Avaliação
Eólica Hermenegildo II S.A. (EOL Hermenegildo II)

Detalhamento do Valuation para Eletrobras

Resumo

Equity Value - 100%	% Consid.	58.3
Contingências Prováveis Provisionadas (R$mm)	100.0%	-
Contingências Prováveis Divulgadas (R$mm)	100.0%	0.5
Contingências Possíveis Divulgadas (R$mm)	50.0%	-
Contingências Remotas Divulgadas (R$mm)	0.0%	-
Outros ajustes de Balanço		20.4
Equity Value Pós Ajustes		**37.4**
Participação da Eletrobras		100.0%
Equity Value - Participação Eletrobras		**37.4**

Observações

1. Contingências:
Em 31 de dezembro de 2016 e 31 de dezembro de 2015 de acordo com os assessores jurídicos da Companhia, tramitam em esfera judicial processos cíveis, trabalhistas e fiscais cuja probabilidade de perda é considerada como provável no montante de R$ 0.528

2. Ajustes de Balanço:
Ressarcimento por geração reduzida CP - Contrato CCEAR - R$ 4.3 mm
Ressarcimento por geração reduzida LP - Contrato CCEAR - R$ 3.7 mm
Credores diversos - R$ 12.5 mm
AFAC - R$ 19.1 mm (Não considerado uma vez que será capitalizado na companhia)

Valuation - 100%

Equity Value		37.4
Net Debt		142.2
Enterprise Value		**179.6**
EV/EBITDA 2018	28.0	6.4x
EV/EBITDA 2019	26.7	6.7x

BTG Pactual 16

Seção 2.3

Eólica Hermenegildo III S.A. (EOL Hermenegildo III)

Premissas de Avaliação
Eólica Hermenegildo III S.A. (EOL Hermenegildo III)

Premissas adotadas com base nas informações disponibilizadas por data room virtual e por meio de interações presenciais com a Eletrobras e suas subsidiárias

Descrição do Ativo	• Hermenegildo III faz parte do Complexo Eólico Campos Neutrais • O projeto foi leiloado no leilão de geração 009/2013 da Aneel porém teve sua energia descontratada por meio do Mecanismo de Compensação de Sobras e Déficits de Energia (MCSD) • Capacidade Instalada: **48.33 MW** • Garantia Física: **21.0 MWm** • # WTG: **27** • # SPEs: **3**
Principais Datas	• Balanço Patrimonial base para projeções de **dez/2017** • Data base da avaliação: **01/jan/2018** • Término da autorização: **jun/2049**
Projeção de Receita	• Considera contratos vigentes e curva de mercado para energia descontratada
Projeção de Despesas	• De acordo com o Plano de Negócios das SPEs
Investimentos	• Considerado reinvestimento "*overhaul*" no 20º ano de operação
Taxa de Depreciação	• Taxa de 5% a.a.
Financia-mento 1	• BNDES • Custo: **conforme contrato de financiamento** • Saldo devedor (dez/17): **R$ 126.5 mm** • Data da última amortização: **jun/32** • Método de Amortização: **Price** • Periodicidade de pagamento de juros e principal: **mensal**
Regime Tributário	• **Lucro presumido** • IR: 25% – Presunção de Lucro para IR: 8% • CSLL: 9% – Presunção de Lucro para CSLL: 12%

BTG Pactual

18

Resultados de Avaliação

Eólica Hermenegildo III S.A. (EOL Hermenegildo III)

Resultados

Detalhamento do Valuation para Eletrobras

Resumo

Equity Value - 100%	% Consid.	47.3
Contingências Prováveis Provisionadas (R$mm)	100.0%	-
Contingências Prováveis Divulgadas (R$mm)	100.0%	0.5
Contingências Possíveis Divulgadas (R$mm)	50.0%	-
Contingências Remotas Divulgadas (R$mm)	0.0%	-
Outros ajustes de Balanço		32.7
Equity Value Pós Ajustes		14.1
Participação da Eletrobras		99.99%
Equity Value - Participação Eletrobras		14.1

Observações

1. Contingências:
Em 31 de dezembro de 2016 e 31 de dezembro de 2015 de acordo com os assessores jurídicos da Companhia, tramitam em esfera judicial processos cíveis, trabalhistas e fiscais cuja probabilidade de perda é considerada como provável no montante de R$ 0.501 mm

2. Ajustes de Balanço:
Credores Diversos: R$ 14.8 mm
Fornecedores (parcela GE): R$ 11.8 mm
Ressarcimento por geração reduzida CP - CCEAR - R$ 3.1 mm
Ressarcimento por geração reduzida LP - CCEAR - R$ 3.0 mm
AFAC - R$ 8.5 mm (Não considerado uma vez que os valores serão capitalizados em evento subsequente)

Valuation - 100%

Equity Value		14.1
Net Debt		124.2
Enterprise Value		138.3
EV/EBITDA 2018	24.3	5.7x
EV/EBITDA 2019	23.2	6.0x

BTG Pactual 19

Premissas de Avaliação
Eólica Chuí IX S.A. (EOL Chuí IX)

Premissas adotadas com base nas informações disponibilizadas por data room virtual e por meio de interações presenciais com a Eletrobras e suas subsidiárias

Descrição do Ativo	• Chuí IX faz parte do Complexo Eólico Campos Neutrais • O projeto foi leiloado no leilão de geração 009/2013 da Aneel porém teve sua energia descontratada por meio do Mecanismo de Compensação de Sobras e Déficits de Energia (MCSD) • Capacidade Instalada: **17.9 MW** • Garantia Física: **7.4 MWm** • # WTG: **10** • # SPEs: **1**
Principais Datas	• Balanço Patrimonial base para projeções de **dez/2017** • Data base da avaliação: **01/jan/2018** • Término da autorização: **mai/2049**
Projeção de Receita	• Considera contratos vigentes e curva de mercado para energia descontratada
Projeção de Despesas	• De acordo com o Plano de Negócios das SPEs
Investimentos	• Considerado reinvestimento "*overhaul*" no 20º ano de operação
Taxa de Depreciação	• Taxa de 5% a.a.
Financia-mento 1	• BNDES • Custo: **conforme contrato de financiamento** • Saldo devedor (dez/17): **R$ 42.7 mm** • Data da última amortização: **jun/32** • Método de Amortização: **SAC** • Periodicidade de pagamento de juros e principal: **mensal**
Regime Tributário	• **Lucro presumido** • IR: 25% – Presunção de Lucro para IR: 8% • CSLL: 9% – Presunção de Lucro para CSLL: 12%

BTG Pactual

21

Resultados de Avaliação
Eólica Chuí IX S.A. (EOL Chuí IX)

Resultados

Detalhamento do Valuation para Eletrobras

Resumo

Equity Value - 100%	% Consid.	17.8
Contingências Prováveis Provisionadas (R$mm)	100.0%	-
Contingências Prováveis Divulgadas (R$mm)	100.0%	-
Contingências Possíveis Divulgadas (R$mm)	50.0%	-
Contingências Remotas Divulgadas (R$mm)	0.0%	-
Outros ajustes de Balanço		7.5
Equity Value Pós Ajustes		10.3
Participação da Eletrobras		100.0%
Equity Value - Participação Eletrobras		10.3

Observações

1. Contingências:
Não identificadas contingências materiais.

2. Ajustes de Balanço:
Credores diversos - R$ 5.8 mm
Ressarcimento por geração reduzida CP - CCEAR - R$ 0.7 mm
Ressarcimento por geração reduzida LP - CCEAR - R$ 1.1 mm
AFAC - R$ 2.7 mm (Não considerado uma vez que foi informado que os AFACs serão capitalizados)

Valuation - 100%

Equity Value		10.3
Net Debt		40.8
Enterprise Value		51.1
EV/EBITDA 2018	8.5	6.0x
EV/EBITDA 2019	8.1	6.3x

22

Seção 2.5

Chuí Holding S.A. (EOL Chuí I, II, IV e V e Minuano I e II)

Premissas de Avaliação

Chuí Holding S.A. (EOL Chuí I, II, IV e V e Minuano I e II)

Premissas adotadas com base nas informações disponibilizadas por data room virtual e por meio de interações presenciais com a Eletrobras e suas subsidiárias

Descrição do Ativo	• Complexo Eólico de Chuí • O projeto foi leiloado no leilão de geração 002/2011 da Aneel porém teve sua energia descontratada por meio do Mecanismo de Compensação de Sobras e Déficits de Energia (MCSD) • Capacidade Instalada: **144.0 MW** • Garantia Física: **59.6 MWm** • # WTG: **72** • # SPEs: **6**
Principais Datas	• Balanço Patrimonial base para projeções de **dez/2017** • Data base da avaliação: **01/jan/2018** • Término da autorização: **mar/2047**
Projeção de Receita	• Considera contratos vigentes e curva de mercado para energia descontratada
Projeção de Despesas	• De acordo com o Plano de Negócios das SPEs
Investimentos	• Considerado reinvestimento "*overhaul*" no 20º ano de operação
Taxa de Depreciação	• Taxa de 5% a.a.
Financia-mento 1	• BNDES • Custo: **conforme contrato de financiamento** • Saldo devedor (dez/17): **R$ 346.1 mm** • Data da última amortização: **dez/31** • Método de Amortização: **SAC** • Periodicidade de pagamento de juros e principal: **mensal**
Regime Tributário	• **Lucro presumido** • IR: 25% – Presunção de Lucro para IR: 8% • CSLL: 9% – Presunção de Lucro para CSLL: 12%

BTGPactual 24

Resultados de Avaliação

Chuí Holding S.A. (EOL Chuí I, II, IV e V e Minuano I e II)

Resultados

Detalhamento do Valuation para Eletrobras

Resumo

Equity Value - 100%	**% Consid.**	**324.7**
Contingências Prováveis Provisionadas (R$mm)	100.0%	-
Contingências Prováveis Divulgadas (R$mm)	100.0%	10.8
Contingências Possíveis Divulgadas (R$mm)	50.0%	7.5
Contingências Remotas Divulgadas (R$mm)	0.0%	-
Outros ajustes de Balanço		36.5
Equity Value Pós Ajustes		**273.7**
Participação da Eletrobras		78.0%
Equity Value - Participação Eletrobras		**213.5**

Observações

1. Contingências:
Provisões passivas - R$ 10.838 mm
Contingências classificadas como possíveis - R$ 7.490 mm
Ações trabalhistas - R$ 0.01
2. Ajustes de Balanço:
Ressarcimento por geração reduzida CP - CCEAR - R$ 11.3 mm
Ressarcimento por geração reduzida LP - CCEAR - R$ 21.7 mm
Penalidades Contratuais - R$ 3.4 mm
Ativo Contingente: R$ 75.9 mm referente a downpayment realizado em favor da Wind Power, que conforme distrato firmado seria retornado para a Companhia. A Wind Power, em processo judicial, não cumpriu o acordo. (Recomenda-se que a Eletrobras inclua esse item como ativo contingente em seu favor nos documentos do leilão)

Valuation - 100%

Equity Value		**273.7**
Net Debt		266.4
Enterprise Value		**540.1**
EV/EBITDA 2018	94.2	5.7x
EV/EBITDA 2019	88.1	6.1x

BTG Pactual

25

Seção 2.6

Santa Vitória do Palmar Holding S.A. (EOL Verace I a X)

Premissas de Avaliação

Santa Vitória do Palmar Holding S.A. (EOL Verace I a X)

Premissas adotadas com base nas informações disponibilizadas por data room virtual e por meio de interações presenciais com a Eletrobras e suas subsidiárias

Descrição do Ativo	• Complexo Eólico Santa Vitória do Palmar • O projeto foi leiloado no leilão de geração 002/2011 da Aneel porém teve sua energia descontratada por meio do Mecanismo de Compensação de Sobras e Déficits de Energia (MCSD) • Capacidade Instalada: **258.0 MW** • Garantia Física: **109.5 MWm** • # WTG: **129** • # SPEs: **10**
Principais Datas	• Balanço Patrimonial base para projeções de **dez/2017** • Data base da avaliação: **01/jan/2018** • Término da autorização: **mar/2047**
Projeção de Receita	• Considera contratos vigentes e curva de mercado para energia descontratada
Projeção de Despesas	• De acordo com o Plano de Negócios das SPEs
Investimentos	• Considerado reinvestimento "*overhaul*" no 20º ano de operação
Taxa de Depreciação	• Taxa de 5% a.a.
Financia-mento 1	• BNDES • Custo: **conforme contrato de financiamento** • Saldo devedor (dez/17): **R$ 615.3 mm** • Data da última amortização: **jun/31** • Método de Amortização: **Price** • Periodicidade de pagamento de juros e principal: **mensal**

BTG Pactual

27

Premissas de Avaliação

Santa Vitória do Palmar Holding S.A. (EOL Verace I a X)

Premissas adotadas com base nas informações disponibilizadas por data room virtual e por meio de interações presenciais com a Eletrobras e suas subsidiárias

Debênture	• Debênture • Custo: **conforme contrato de debenture** • Saldo devedor (dez/17): **R$ 115 mm** • Data da última amortização: **jun/28** • Método de Amortização: **curva contratual** • Periodicidade de pagamento de juros: **Semestral**

Regime Tributário	• **Lucro presumido**
	• IR: 25%
	  – Presunção de Lucro para IR: 8%
	• CSLL: 9%
	  – Presunção de Lucro para CSLL: 12%

BTG Pactual

28

Resultados de Avaliação

Santa Vitória do Palmar Holding S.A. (EOL Verace I a X)

Resultados

Detalhamento do Valuation para Eletrobras

Resumo

Equity Value - 100%	% Consid.	513.1
Contingências Prováveis Provisionadas (R$mm)	100.0%	-
Contingências Prováveis Divulgadas (R$mm)	100.0%	-
Contingências Possíveis Divulgadas (R$mm)	50.0%	-
Contingências Remotas Divulgadas (R$mm)	0.0%	-
Outros ajustes de Balanço		83.8
Equity Value Pós Ajustes		429.3
Participação da Eletrobras		78.0%
Equity Value - Participação Eletrobras		334.9

Observações

1. Contingências:
Não identificadas uma vez que o balanço de 2017 está consolidado com Chuí Holding.

2. Ajustes de Balanço:
Ressarcimento CCEAR LP - R$ 39.8 mm
Ressarcimento CCEAR CP - R$ 14.6 mm
Contas a pagar de fornecedores e penalidade contratual - R$ 19.1 mm
Outras provisões - R$ 10.3 mm

Valuation - 100%

Equity Value		429.3
Net Debt		645.7
Enterprise Value		1,075.1
EV/EBITDA 2018	177.7	6.1x
EV/EBITDA 2019	164.8	6.5x

BTGPactual

29

BTG Pactual

Project Einstein (English Version)

Simplified Report of the Valuation Study
Projects with Controlling Stake

August, 2018

// Valuation Study
Projects with Controlling Stake

Initial Considerations

Methodology

This valuation study has been elaborated with the information provided by Eletrobras and its subsidiaries through virtual data room and through meetings with the valuation teams of the applicable companies.

The Banco BTG Pactual has not performed any audit nor intended to verify the information provided, through documents or verbally, nor can guarantee that the information received are true.

For the determination of the economic value of the assets, It was considered the Free Cash Flow to Equity (FCFE) methodology, that seeks to reflect the asset value based on the present value of the expectation of future incomes after debt repayment discounted by a certain discount rate that reflects the business risk.

Macroeconomic Indexes Projections

BACEN on April, 6th, 2018, except for TJLP, which is kept the current rate for the long run

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030+
TJLP	6.64%	6.60%	6.60%	6.60%	6.60%	6.60%	6.60%	6.60%	6.60%	6.60%	6.60%	6.60%	6.60%
CDI	6.34%	7.18%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%
IPCA	3.53%	4.09%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
IGP-M	4.53%	4.30%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
SELIC	6.34%	7.18%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%
DOLAR	3.20	3.30	3.32	3.40	3.45	3.45	3.45	3.45	3.45	3.45	3.45	3.45	3.45

Definitions

TJLP	• TJLP is the reference interest rate typically used by BNDES for the cost of the financings granted by this institution to power projects
IPCA	• Brazilian consumer price inflation index published by IBGE (Government Statistics Institute) – It measures the prices variation of products and services consumed by families with income between 1 and 40 minimum wages. It is the price index used by Brazil's central bank in its inflation targeting system and, therefore, is one of the most relevant. Considered to be equivalent to the American CPI
IGP-M	• IGP-M is the Brazilian PPI (General Price) index, monthly calculated by "Fundação Getúlio Vargas"
CDI	• CDI rate (Certificados de Depósito Interbancário) is the overnight interest rate obtained in the inter-bank market and measures the banks' marginal cost of funds. The CDI is used by banks to price their certificates of deposit (CDBs) and commercial papers
SELIC	• SELIC rate is the reference for the base interest rate and the marginal cost of funds in the economy. It is the overnight interest rate for repo operations that use government debt as underlying security
DOLAR	• Foreign exchange rate that expresses the exchange rate of each US 1.00 to Real

BTGPactual
31

SECTION 1.1

Uirapuru Transmissora de Energia S.A. (UIRAPURU)

Main Assumptions

Uirapuru Transmissora de Energia S.A. (UIRAPURU)

Assumptions based on the information provided through virtual data room and through meetings with Eletrobras and its subsidiaries teams

Asset description	• Transmission facilities in 525 kV, comprised by 525 kV transmission line with 120k,m second circuit, with origin at the Ivaiporã substation and end at Londrina substation, both located in the state of Paraná; by the respective line entry and other facilities required for measurement, supervision, protection, command, control, telecommunication, administration and support. • Concession contract # 002/2005-ANEEL
Main dates	• Regulatory Financial Statements as of December, 2016, considering adjustments of certain accounts, including net debt, based on the IFRS Financial Statements as of Dec-2017 • Valuation Reference date: **01/Jan/2018** • End of Concession: **Mar/35**
Annual Permitted Revenue (RAP)	• Annual Permitted Revenue (RAP) – Cycle 2016-2017: **R$ 30.6 mm** – Cycle 2017-2018: **R$ 31.1 mm** • Base date: **01/May/17** • Readjustment: readjusted each **July**, considering **IGP-M** from **May to April** • RAP considers PIS/Cofins and RGR (then, it was not considered any *gross up*) • Adjustment Parcel: – Cycle 2016-2017: **- R$ 2.2 mm** – Cycle 2017-2018: **- R$ 1.8 mm** • Unavailability rate: **0.5%** • Tariff review: "step" in the 15th year after commercial operations date – Review date: **Jul/21** – Percentage applied over in force revenue: **-50%**
Sector fees	• P&D: **1% over net revenue** • RGR: **2,6% over RAP** • TFSEE: **0,4% over RAP**
OPEX Projections	• Considered the historical average adjusted to 01/jul/16. • According to discussions with Eletrobras and Eletrosul teams, it was understood that the historical average properly reflects the company's cost structure. The material non-recurring items were adjusted accordingly.

BTGPactual

34

Main Assumptions

Uirapuru Transmissora de Energia S.A. (UIRAPURU)

Premissas adotadas com base nas informações disponibilizadas por data room virtual e por meio de interações presenciais com a Eletrobras e suas subsidiárias

Investments	• Maintenance investments: – 1% over RAP (without considering Pis/Cofins and tariff reviews) per year
Depreciation rate	• Depreciation rate of 2.78% p.a. (based on financial statements)
Debt 1	• BRDE • Sub A and B: • Outstanding balance (Dec-16): **R$ 10.7 mm** • Interest rate: **according to contract** • Number of amortization to be paid after Jan/17: **27** • Last amortization date: **Mar/19** • Amortization method: **SAC** • Periodicity of principal and interest payment: **monthly**
Debt 2	• BRDE • Sub A and B: • Outstanding balance (Dec-16): **R$ 3.7 mm** • Interest rate: according to contract • Number of amortization to be paid after Jan/17: **27** • Last amortization date: **mar/19** • Amortization method: **SAC** • Periodicity of principal and interest payment: **monthly**
Tax Regime	• **Presumed profit ("*Lucro presumido*")** • Income tax: 25% • Social contribution over net income: 9% • Net Income estimate rate for Income tax and social contribution of **8% and 12% over gross revenue,** respectively, (with recent changes in legislation with new Law # 12.973/14, there has been a discussion in the sector regarding to the presumption rate for Income tax and social contribution to be applied for transmission line assets. Nevertheless, as can be observed in the company's Financial Statements, the company understands that the presumption rates were not changed, and hence, were kept unchanged for this valuation. It is important to mention that BTG does not render tax advisory services and the use of such assumption was based on the understanding that the company has on the applicability of the law, once it has not adopted its provisions, which would change to presumption rates of 32%)

BTG Pactual

35

Valuation Summary
Uirapuru Transmissora de Energia S.A. (UIRAPURU)

Results

Details on Valuation for Eletrobras

Equity Value - 100%	% Consid.	132.7
Provisioned probable contingencies (R$mm)	100.0%	-
Disclosed probable contingencies (R$mm)	100.0%	-
Disclosed possible contingencies (R$mm)	50.0%	-
Disclosed remote contingencies (R$mm)	0.0%	-
Other balance adjustments		21.3
Equity Value After Adjustments		**111.4**
Eletrobras Stake		75.0%
Equity Value - Eletrobras Stake		**83.6**

Remarks

1. Contingencies:
Not identified

2. Balance Adjustments:
Net debt adjustment: R$11.9mm (ND: R$ -0.3mm)
Related Parties (liabilities): R$ 5.897 mm
Dividends payable: R$3.543mm

Valuation - 100%

Equity Value		111.4
Net Debt		-12.2
Enterprise Value		**99.2**
EV/RAP 2018	30.4	3.3x
EV/RAP 2019	32.1	3.1x
EV/EBITDA 2018	23.0	4.3x
EV/EBITDA 2019	24.3	4.1x

BTGPactual 36

SECTION 2.1

Eólica Hermenegildo I S.A. (EOL Hermenegildo I)

Main Assumptions
Eólica Hermenegildo I S.A. (EOL Hermenegildo I)

Assumptions based on the information provided through virtual data room and through meetings with Eletrobras and its subsidiaries teams

Asset description	• Hermenegildo I is part of the wind complex Campos Neutrais • The project was tendered in the Aneel's generation auction 009/2013, however it had its energy de-contracted through the Energy Surplus and Deficit Compensation Mechanism (MCSD) • Installed capacity: **57.28 MW** • Physical Guarantee: **24.9 MW avg** • # WTG: **32** • # SPEs: **4**
Main dates	• Opening Financial Statement as of **Dec/2017** • Valuation Reference date: **01/jan/2018** • End of authorization: **Jun/2049**
Revenue projection	• Considers in-force PPAs and expected energy price curve for de-contracted energy
OPEX Projection	• According to SPE's Business Plans
Investments	• Considers an overhaul capex in the 20th year from commercial operations date
Depreciation rate	• Depreciation rate of 5% p.a.
Debt 1	• BNDES • Interest rate: **according to contract** • Outstanding debt (Dec-17): **R$ 148.4 mm** • Last amortization date: **Jun/32** • Amortization method: **Price** • Periodicity of principal and interest payment: **monthly**

Tax Regime	• **Presumed Profit ("*Lucro presumido*")**
	• Income tax: 25%
	  – Net income estimate (rate) for Income tax: 8% over gross revenue
	• Social Contribution over Net Income: 9%
	  – Net income estimate (rate) for Social Contribution: 12% over gross revenue

BTGPactual

39

Valuation Summary
Eólica Hermenegildo I S.A. (EOL Hermenegildo I)

Results

Details on Valuation for Eletrobras

Equity Value - 100%	% Consid.	60.2
Provisioned probable contingencies (R$mm)	100.0%	-
Disclosed probable contingencies (R$mm)	100.0%	0.5
Disclosed possible contingencies (R$mm)	50.0%	-
Disclosed remote contingencies (R$mm)	0.0%	-
Other balance adjustments		22.4
Equity Value After Adjustments		**37.3**
Eletrobras Stake		100.0%
Equity Value - Eletrobras Stake		**37.3**

Remarks

1. Contingencies:
Probable contingencies: R$ 0.516 mm

2. Balance Adjustments:
Payment due to reduced generation (ST) – R$ 1.5 mm
Payment due to reduced generation (LT) – R$ 3.8 mm
Other creditors: R$ 17.1 mm
Advances for future capital increase: R$ 11.7 mm (Not considered since the provisioned amount will be capitalized by Eletrosul)

Valuation - 100%

Equity Value		37.3
Net Debt		140.5
Enterprise Value		**177.8**
EV/EBITDA 2018	28.6	6.2x
EV/EBITDA 2019	27.2	6.5x

BTG Pactual 40

SECTION 2.2

Eólica Hermenegildo II S.A. (EOL Hermenegildo II)

Main Assumptions

Eólica Hermenegildo II S.A. (EOL Hermenegildo II)

Assumptions based on the information provided through virtual data room and through meetings with Eletrobras and its subsidiaries teams

Asset description	• Hermenegildo II is part of the wind complex Campos Neutrais • The project was tendered in the Aneel's generation auction 009/2013, however it had its energy de-contracted through the Energy Surplus and Deficit Compensation Mechanism (MCSD) • Installed capacity: **57.28 MW** • Physical Guarantee: **25.3 MW avg** • # WTG: **32** • # SPEs: **4**
Main dates	• Opening Financial Statement as of **Dec/2017** • Valuation Reference date: **01/jan/2018** • End of authorization: **jun/2049**
Revenue projection	• Considers in-force PPAs and expected energy price curve for de-contracted energy
OPEX Projection	• According to SPE's Business Plans
Investments	• Considers an overhaul capex in the 20th year from commercial operations date
Depreciation rate	• Depreciation rate of 5% p.a.
Debt 1	• BNDES • Interest rate: **according to contract** • Outstanding debt (Dec-17): **R$ 148.4 mm** • Last amortization date: **jun/32** • Método de Amortização: **SAC** • Periodicity of principal and interest payment: **monthly**
Tax Regime	• **Presumed Profit ("*Lucro presumido*")** • Income tax: 25% – Net income estimate (rate) for Income tax: 8% over gross revenue • Social Contribution over Net Income: 9% – Net income estimate (rate) for Social Contribution: 12% over gross revenue

BTGPactual

42

Valuation Summary
Eólica Hermenegildo II S.A. (EOL Hermenegildo II)

Results

Details on Valuation for Eletrobras

Equity Value - 100%	% Consid.	58.3
Provisioned probable contingencies (R$mm)	100.0%	-
Disclosed probable contingencies (R$mm)	100.0%	0.5
Disclosed possible contingencies (R$mm)	50.0%	-
Disclosed remote contingencies (R$mm)	0.0%	-
Other balance adjustments		20.4
Equity Value After Adjustments		**37.4**
Eletrobras Stake		100.0%
Equity Value - Eletrobras Stake		**37.4**

Remarks

1. Contingencies:
Probable contingencies: R$ 0.528 mm

2. Balance Adjustments:
Payment due to reduced generation (ST) – R$ 4.3 mm
Payment due to reduced generation (LT) – R$ 3.7 mm
Other creditors: R$ 12.5 mm
Advances for future capital increase: R$ 19.1 mm (Not considered since the provisioned amount will be capitalized by Eletrosul)

Valuation - 100%

Equity Value		**37.4**
Net Debt		142.2
Enterprise Value		**179.6**
EV/EBITDA 2018	28.0	6.4x
EV/EBITDA 2019	26.7	6.7x

BTG Pactual 43

SECTION 2.3

Eólica Hermenegildo III S.A. (EOL Hermenegildo III)

Main Assumptions

Eólica Hermenegildo III S.A. (EOL Hermenegildo III)

Assumptions based on the information provided through virtual data room and through meetings with Eletrobras and its subsidiaries teams

Asset description	• Hermenegildo III is part of the wind complex Campos Neutrais • The project was tendered in the Aneel's generation auction 009/2013, however it had its energy de-contracted through the Energy Surplus and Deficit Compensation Mechanism (MCSD) • Installed capacity: **48.33 MW** • Physical Guarantee: **21.0 MW avg** • # WTG: **27** • # SPEs: **3**
Main dates	• Opening Financial Statement as of **Dec/2017** • Valuation Reference date: **01/jan/2018** • End of authorization: **jun/2049**
Revenue projection	• Considers in-force PPAs and expected energy price curve for de-contracted energy
OPEX Projection	• According to SPE's Business Plans
Investments	• Considers an overhaul capex in the 20th year from commercial operations date
Depreciation rate	• Depreciation rate of 5% p.a.
Debt 1	• BNDES • Interest rate: **according to contract** • Outstanding debt (Dec-17): **R$ 126.5 mm** • Last amortization date: **jun/32** • Amortization method: **Price** • Periodicity of principal and interest payment: **monthly**
Tax Regime	• **Presumed Profit ("*Lucro presumido*")** • Income tax: 25% – Net income estimate (rate) for Income tax: 8% over gross revenue • Social Contribution over Net Income: 9% – Net income estimate (rate) for Social Contribution: 12% over gross revenue

BTGPactual

45

Valuation Summary
Eólica Hermenegildo III S.A. (EOL Hermenegildo III)

Results

Details on Valuation for Eletrobras

Equity Value - 100%	% Consid.	47.3
Provisioned probable contingencies (R$mm)	100.0%	-
Disclosed probable contingencies (R$mm)	100.0%	0.5
Disclosed possible contingencies (R$mm)	50.0%	-
Disclosed remote contingencies (R$mm)	0.0%	-
Other balance adjustments		32.7
Equity Value After Adjustments		14.1
Eletrobras Stake		99.99%
Equity Value - Eletrobras Stake		14.1

Remarks

1. Contingencies:
Probable contingencies: R$ 0.501 mm

2. Balance Adjustments:
Payment due to reduced generation (ST) – R$ 3.1 mm
Payment due to reduced generation (LT) – R$ 3.0 mm
Suppliers Payable: R$ 11.8 mm
Other creditors: R$ 14.8 mm
Advances for future capital increase: R$ 8.5 mm (Not considered since the provisioned amount will be capitalized by Eletrosul)

Valuation - 100%

Equity Value		14.1
Net Debt		124.2
Enterprise Value		138.3
EV/EBITDA 2018	24.3	5.7x
EV/EBITDA 2019	23.2	6.0x

BTG Pactual

46

Main Assumptions
Eólica Chuí IX S.A. (EOL Chuí IX)

Assumptions based on the information provided through virtual data room and through meetings with Eletrobras and its subsidiaries teams

Asset description	• Chuí IX faz is part of the wind complex Campos Neutrais • The project was tendered in the Aneel's generation auction 009/2013, however it had its energy de-contracted through the Energy Surplus and Deficit Compensation Mechanism (MCSD) • Installed capacity: **17.9 MW** • Physical Guarantee: **7.4 MW avg** • # WTG: **10** • # SPEs: **1**
Main dates	• Opening Financial Statement as of **Dec/2017** • Valuation Reference date: **01/jan/2018** • End of authorization: **mai/2049**
Revenue projection	• Considers in-force PPAs and expected energy price curve for de-contracted energy
OPEX Projection	• According to SPE's Business Plans
Investments	• Considers an overhaul capex in the 20th year from commercial operations date
Depreciation rate	• Depreciation rate of 5% p.a.
Debt 1	• BNDES • Custo: **conforme contrato de financiamento** • Outstanding debt (Dec-17): **R$ 42.7 mm** • Last amortization date: **jun/32** • Amortization method: **SAC** • Periodicity of principal and interest payment: **monthly**
Tax Regime	• **Presumed Profit ("*Lucro presumido*")** • Income tax: 25% – Net income estimate (rate) for Income tax: 8% over gross revenue • Social Contribution over Net Income: 9% – Net income estimate (rate) for Social Contribution: 12% over gross revenue

BTGPactual

48

Valuation Summary
Eólica Chuí IX S.A. (EOL Chuí IX)

Results

Details on Valuation for Eletrobras

Equity Value - 100%	% Consid.	17.8
Provisioned probable contingencies (R$mm)	100.0%	-
Disclosed probable contingencies (R$mm)	100.0%	-
Disclosed possible contingencies (R$mm)	50.0%	-
Disclosed remote contingencies (R$mm)	0.0%	-
Other balance adjustments		7.5
Equity Value After Adjustments		10.3
Eletrobras Stake		100.0%
Equity Value - Eletrobras Stake		10.3

Remarks

1. Contingencies:
Not identified

2. Balance Adjustments:
Payment due to reduced generation (ST) – R$ 0.7 mm
Payment due to reduced generation (LT) – R$ 1.1 mm
Other creditors: R$ 5.8 mm
Advances for future capital increase: R$ 2.7 mm (Not considered since the provisioned amount will be capitalized by Eletrosul)

Valuation - 100%

Equity Value		10.3
Net Debt		40.8
Enterprise Value		51.1
EV/EBITDA 2018	8.5	6.0x
EV/EBITDA 2019	8.1	6.3x

BTG Pactual
49

SECTION 2.5

Chuí Holding S.A. (EOL Chuí I, II, IV and V and Minuano I and II)

Main Assumptions

Chuí Holding S.A. (EOL Chuí I, II, IV e V e Minuano I e II)

Assumptions based on the information provided through virtual data room and through meetings with Eletrobras and its subsidiaries teams

Asset description	• Wind complex Eólico de Chuí • The project was tendered in the Aneel's generation auction 002/2011, however it had its energy de-contracted through the Energy Surplus and Deficit Compensation Mechanism (MCSD) • Installed capacity: **144.0 MW** • Physical Guarantee: **59.6 MW avg** • # WTG: **72** • # SPEs: **6**
Main dates	• Opening Financial Statement as of **Dec/2017** • Valuation Reference date: **01/jan/2018** • End of authorization: **mar/2047**
Revenue projection	• Considers in-force PPAs and expected energy price curve for de-contracted energy
OPEX Projection	• According to SPE's Business Plans
Investments	• Considers an overhaul capex in the 20th year from commercial operations date
Depreciation rate	• Depreciation rate of 5% p.a.
Debt 1	• BNDES • Interest rate: **according to contract** • Outstanding debt (Dec-17): **R$ 346.1 mm** • Last amortization date: **dez/31** • Amortization method: **SAC** • Periodicity of principal and interest payment: **monthly**

Tax Regime	• **Presumed Profit ("*Lucro presumido*")**
	• Income tax: 25%
	  – Net income estimate (rate) for Income tax: 8% over gross revenue
	• Social Contribution over Net Income: 9%
	  – Net income estimate (rate) for Social Contribution: 12% over gross revenue

BTGPactual

51

Valuation Summary

Chuí Holding S.A. (EOL Chuí I, II, IV e V e Minuano I e II)

Results

Details on Valuation for Eletrobras

Equity Value - 100%	% Consid.	324.7
Provisioned probable contingencies (R$mm)	100.0%	-
Disclosed probable contingencies (R$mm)	100.0%	10.8
Disclosed possible contingencies (R$mm)	50.0%	7.5
Disclosed remote contingencies (R$mm)	0.0%	-
Other balance adjustments		36.5
Equity Value After Adjustments		273.7
Eletrobras Stake		78.0%
Equity Value - Eletrobras Stake		213.5

Valuation - 100%

Equity Value		273.7
Net Debt		266.4
Enterprise Value		540.1
EV/EBITDA 2018	94.2	5.7x
EV/EBITDA 2019	88.1	6.1x

Remarks

1. Contingencies:
Liabilities provisioned: R$ 10.838 mm
Probable contingencies: R$ 7.490 mm
Labor Contingencies: R$ 0.01 mm
2. Balance Adjustments:
Payment due to reduced generation (ST) – R$ 11.3 mm
Payment due to reduced generation (LT) – R$ 21.7 mm
Contractual penalties: R$ 3.4 mm
Contingent asset: R$ 75.9 mm related to a down payment made in favor of Wind Power, which, according to the settlement, would be returned to the Company. The Wind Power, in judicial recovery process, did not meet the settlement. (It is recommended that Eletrobras include this item as a contingent asset in its favor in the potential transaction documents)

BTG Pactual 52

SECTION 2.6

Santa Vitória do Palmar Holding S.A. (EOL Verace I to X)

Main Assumptions

Santa Vitória do Palmar Holding S.A. (EOL Verace I a X)

Assumptions based on the information provided through virtual data room and through meetings with Eletrobras and its subsidiaries teams

Asset description	• Wind complex Santa Vitória do Palmar • The project was tendered in the Aneel's generation auction 002/2011, however it had its energy de-contracted through the Energy Surplus and Deficit Compensation Mechanism (MCSD) • Installed capacity: **258.0 MW** • Physical Guarantee: **109.5 MW avg.** • # WTG: **129** • # SPEs: **10**
Main dates	• Opening Financial Statement as of **Dec/2017** • Valuation Reference date: **01/jan/2018** • End of authorization: **mar/2047**
Revenue projection	• Considers in-force PPAs and expected energy price curve for de-contracted energy
OPEX Projection	• According to SPE's Business Plans
Investments	• Considers an overhaul capex in the 20th year from commercial operations date
Depreciation rate	• Depreciation rate of 5% p.a.
Debt 1	• BNDES • Interest rate: **according to contract** • Outstanding debt (Dec-17): **R$ 615.3 mm** • Last amortization date: **jun/31** • Amortization method: **Price** • Periodicity of principal and interest payment: **monthly**

BTGPactual 54

Main Assumptions
Santa Vitória do Palmar Holding S.A. (EOL Verace I a X)

Assumptions based on the information provided through virtual data room and through meetings with Eletrobras and its subsidiaries teams

Debenture	• Debenture • Interest rate: **according to contract** • Outstanding debt (Dec-17): **R$ 115 mm** • Last amortization date: **Jun/28** • Amortization method: **curva contratual** • Periodicity of principal and interest payment: **seminnual**

Tax Regime	• **Presumed Profit (“*Lucro presumido*”)**
	• Income tax: 25%
	  – Net income estimate (rate) for Income tax: 8% over gross revenue
	• Social Contribution over Net Income: 9%
	  – Net income estimate (rate) for Social Contribution: 12% over gross revenue

BTGPactual 55

Valuation Summary
Santa Vitória do Palmar Holding S.A. (EOL Verace I a X)

Results

Details on Valuation for Eletrobras

Equity Value - 100%	% Consid.	513.1
Provisioned probable contingencies (R$mm)	100.0%	-
Disclosed probable contingencies (R$mm)	100.0%	-
Disclosed possible contingencies (R$mm)	50.0%	-
Disclosed remote contingencies (R$mm)	0.0%	-
Other balance adjustments		83.8
Equity Value After Adjustments		429.3
Eletrobras Stake		78.0%
Equity Value - Eletrobras Stake		334.9

Remarks

1. Contingencies:
Not identified, since 2017's financial statement of Santa Vitoria do Palmar is alredy consolidated with Chuí Holding due to the corporate restructuring

2. Balance Adjustments:
Payment due to reduced generation (ST) – R$ 39.8 mm
Payment due to reduced generation (LT) – R$ 14.6 mm
Suppliers payable and contractual penalties: R$ 19.1 mm
Other provisions: R$ 10.3 mm

Valuation - 100%

Equity Value		429.3
Net Debt		645.7
Enterprise Value		1,075.1
EV/EBITDA 2018	177.7	6.1x
EV/EBITDA 2019	164.8	6.5x

56

      MEMORANDUM

      TO:                  Centrais Elétricas Brasileiras S.A. – ELETROBRAS

      Mr. Maurício Carvalho Mazzini

      Mr. André de Avellar Torres

      Mrs. Fernanda Lima Soares

      FROM:            Carlos Augusto Junqueira

      Victor Guita Campinho

      REF:                Management Proposal for the Extraordinary General Meeting dated September 24, 2018

      DATE:             August 13, 2018

      This Memorandum is intended to express our views on the Management Proposal of Eletrobras Brasileiras S.A.  – Eletrobras (“Eletrobras” or “Company”) concerning the Extraordinary General Meeting dated September 24, 2018 (“EGM”) as compliance with legal and regulatory requirements set forth in the Brazilian corporate laws and that of the Brazilian Securities and Exchange Commission (“CVM”), as requested by the Company.

      EGM (Extraordinary General Meeting) shall deliberate on the sale of the control of six SPE’s by Eletrobras (“Sale”): (i) Santa Vitoria do Palmar Holding S.A.; (ii) Eólica Hermenegildo I S.A.; (iii) Eólica Hermenegildo II S.A.; (iv) Eólica Hermenegildo III S.A.; (v) Eólica Chuí IX S.A.; and (vi) Uirapuru Transmissora de Energia S.A.

      From the start, we noted that the provisions and formalities applicable to the call and holding of General Meetings set forth in Chapter III of CVM Instruction No. 481, dated December 17, 2009 (“ICVM 481”), which provides for minimum documents and information to be supplied by publicly-held companies registered under category A in General Meetings that deliberate on certain matters do not apply to the issue of the sale of assets.

      This matter has not received specific treatment by ICVM 481, unlike the purchase of assets, as the latter was subject to ICVM 481 since it is relevant under the terms of the corporate laws. Therefore, there is no provision with respect to which information and documents should necessarily be stated in the Management Proposal for General Meetings that deliberate on the matter.

      With regard to the legal formalities for calling EGM, we found out that the deadline for publication of the Notice and the rules for representation of shareholders and remote voting are in keeping with the applicable rules.

      With regard to the application of the distance voting mechanism, it should be noted that the matter subject to deliberation in EGM is not included in the list of matters that call for the application of such a mechanism, which is, therefore, an optional application by the Company. Once the mechanism is applied, however, the Company is required to abide by all the rules in ICVM 481 appurtenant to the procedure. We found out that Eletrobras chose to include the possibility of distance voting in the EGM, and ascertained that the mechanism recommended in the Management Proposal meets the regulation requirements.

      Still in regards to the general rules for EGM, we noted that the holders of preferred shares may vote with such shares, pursuant to article 111 of Law No. 6,404/76, since Eletrobras did not pay the minimum dividends allocated according to paragraphs 1 and 2 of article 9 of the Company’s Articles of Incorporation, to the two classes of existing preferred shares.

      In this regard, we noted that there is a discussion regarding the period in which set or minimum dividends should cease being paid, so that non-voting preferred shares or those with restricted voting rights which are entitled to such economic rights acquire the full right to vote, in the event that the Articles of Incorporation do not establish the deadline for such purpose, and the majority doctrine states that, in the said events of omission in the Articles, the preferred shares without voting rights or those with restricted voting rights entitled to receiving a set or minimum dividend acquire the right to vote in the first financial year in which such dividends cease being paid.

      In this sense, we understand that Eletrobras’ option to grant voting rights to holders of preferred shares is, in fact, a safer measure, especially owing to the need to approve the divestiture of control in SPE. If no voting rights were granted to the preferred shares, the holders could question the fact in court, and seek the suspension of EGM or even subsequent annulment of the decisions taken in the meeting, thus impairing the auction schedule and the appropriate progress of its divestment plan, as well as the disposal of the interests held by Eletrobras in SPE.

                  Upon such introductory analysis regarding the compliance with the rules which are enforceable to the call and holding of EGM, we proceed to the analysis of the compliance with the requirements imposed by ICVM 481 by the Management Proposal with respect to the information disclosed in relation to the Sale itself.

      2

      In view of the foregoing, ICVM 481 provides for, among other matters, the information that should be included on the call notices regarding the extraordinary and ordinary general meetings of publicly-held companies, as well as information and documents connected to the business to be deliberated upon, thus neither requiring minimum information that should be disclosed by the Company relating to the call of an EGM that has as its subject matter the resolution on the sale of equity interests in companies, nor the sale of the control of such assets.

      Therefore, in concept, we consider that the contents of the Proposal will be appropriate if it is ensured that the necessary minimum information has been made available, so that the shareholders are able to make an informed decision and that there is no misrepresentation or information that may lead to the wrong conclusions.

      In accordance with such regulation, in its Article 2, the information and documents supplied to shareholders should be true, complete, and consistent; as well as written in clear, objective and concise language; thus not misleading shareholder in any way whatsoever.

      In this case, the optimum disclosure point should be evaluated, to ensure that it stands as the breakeven between disclosure of necessary information, and protection of confidential information. Disclosure should be complete enough to support the shareholder’s informed decision and reserved enough not to expose the Company and its managers to risks of breach of non-disclosure agreements.

      In this regard, the contents of the Annexes submitted in draft form deserve special attention, as they may include information prepared by third party subject to non-disclosure agreements. Except for this preclusion, the decision on the information content of the proposal should be freely made by the investor relations area, after the phase of executive decision regarding the strategic decision and the preparation efforts, which is the cornerstone of the setting of the minimum selling price.

      It is not the purpose of the disclosure of information to share any and all assessment, analysis or information on such assets, but only information which is useful and relevant for the purpose of raising the shareholders’ awareness. Even because such assets are already audited, recognized and accounted for in the Company’s consolidated financial statements, and are not in any way unknown to shareholders and investors at large.

      In view of this, the Management’s main objective with such disclosure is to convey to shareholders the set of information that facilitates appropriate voting, and evidences the compliance with the decision-making process that led to such sale of assets. In this regard, the narrative on the measures taken by the Company, and their alignment with its strategic planning remain, are sufficient, since they are part of a larger and structured disinvestment process, substantiated and identified, among others, in the Plan of Sale of Assets of Eletrobras System - Controlled SPE’s, dated May 2018.

      3

      On the other hand, the greatest concern in the disclosure of information is connected to its reliability, and thus may not be false or lead to misleading conclusions on the part of the shareholders and the market at large, regarding the matter. Given the legal content of our opinion, we are not in a position to thoroughly appraise the quality of the economic and financial information presented, noting that we are not aware of any fact that points to or implies any conclusion, to the detriment of its quality and truthfulness.

      In any case, based on the versions of the Annexes which were forwarded to us by Eletrobras, indicated by the Company as final drafts, it seemed that, since the contents of such annexes are in compliance with the provisions determined in Item I of Article 2 of ICVM 481 - that is, if the information is true and complete - they include sufficient data and information that allow shareholders making an informed decision.

      *          *          *

      These were our considerations on the subject. With no further information to address, we are at your entire disposal to make any further clarifications that may be necessary.

      ________________________________________________

      Cescon, Barrieu, Flesch & Barreto Advogados

      4

MEMORANDUM	Date: 08/13/2018 PRJE - 0042/2018

      From:          Fernanda Maria Vieira Lima Schuery Soares

      To:               André de Avellar Torres

      Subject:       Call of the 172nd Extraordinary General Meeting - Approval of the sale of Eletrobras’ equity interest in SPE’s

      Reference: DFR Memorandum No. 1069/2018. INT No. 2018/2439.

                         EMP No. 0680/2018

      We hereby refer to the Market Relations Department – DFRM, by means of the Memorandum in question, the business which is the subject-matter of the call for the 172nd “EGM” (Extraordinary General Meeting of Eletrobras), in order to deliberate on the sale of the equity interest of Eletrobras in the following “SPE’s” (Special Purpose Entities): Santa Vitória do Palmar Holding S.A., Eólica Hermengildo I S.A., Eólica Hermengildo II S.A., Eólica Hermengildo III S.A., Eólica Chuí IX S.A. and Uirapuru Transmissora de Energia S.A., at a public auction to be held by B3 S.A. - Brasil, Bolsa, Balcão (“B3”).

      The agenda of the said EG includes:

      “1. Approving the sale of Eletrobras’ total equity interest in the Special Purpose Entity Santa Vitória do Palmar Holding S.A amounting to 78.00% (Seventy Eight Percent) of the capital stock of said company at the minimum price of BRL 634,564 thousand, provided that the private member Brave Winds Geradora S.A. performs the joint sale when the auction in B3 S.A. – Brasil, Bolsa, Balcão is held;

      2. Approving the sale of Eletrobras’ total equity interest in the Special Purpose Entity Eólica Hermenegildo III amounting to 99.99% (Ninety-Nine and Ninety Nine Hundreds Percent) of the capital stock of said company at the minimum price of BRL 43,374 thousand;

      3. Approving the sale of Eletrobras’ total equity interest in the Special Purpose Entity Eólica Hermenegildo II amounting to 99.99% (Ninety-Nine and Ninety Nine Hundreds Percent) of the capital stock of said company at the minimum price of BRL 43,833 thousand;

      4. Approving the sale of Eletrobras’ total equity interest in the Special Purpose Entity Eólica Hermenegildo III amounting to 99.99% (Ninety-Nine and Ninety Nine Hundreds Percent) of the capital stock of said company at the minimum price of BRL 18,877 thousand;

      5. Approving the sale of Eletrobras’ total equity interest in the Special Purpose Entity Eólica Chuí IX S.A. amounting to 99.99% (Ninety-Nine and Ninety Nine Hundreds Percent) of the capital stock of said company at the minimum price of BRL 12,688 thousand; and

      6. Approving the sale of Eletrobras’ total equity interest in the Special Purpose Entity Uirapuru Transmissora de Energia S.A. amounting to 75.00%  (Seventy Five Percent) of the capital stock of said company at the minimum price of BRL 87,100 thousand.”

      1

MEMORANDUM	Date: 08/13/2018 PRJE - 0042/2018

      With respect to the history of the matter, and their technical, economic and financial aspects, they are described in the Technical Information DFPI-018/2018 & Appendices, in the ”REDEX” (Executive Board Report), as well as in the draft of the Management Proposal (“PROPOSAL”), which describes the advantages and risks of the transaction, which provide information supporting the business in question, and should be taken into consideration by the managers for its deliberation.

      It should be noted that, because they are out of the scope of this legal department, this opinion shall not cover assessments about the economic and financial conditions, as well as the convenience and opportunity for approval of the agendas in question, which claim adjudication on the merits by Eletrobras’ managers and deem the decision of the General Meeting as the sovereign deliberation. This opinion shall not review the premises made in the documents above either.

      We would like to emphasize that reference was made to the specialized office engaged for advisory of Eletrobras concerning the Company’s Divestment Program, Cescon, Barrieu, Flesch & Barreto Advogados (“Office”) for assessing the PROPOSAL and its exhibits, which stated its opinion in the Memorandum attached, which is our reference hereunder.

      Thus, after the initial considerations above, we shall start reviewing the business at hand, with the single purpose of supplementing the aspects already reviewed under such Memorandum prepared by the Office.

      In accordance with Article 131 of Law 6,404/1976 (“LSA”), the general meeting is of ordinary nature when the object includes the business established under Article 132 of the same legal provision, and special in the other cases.

      As a matter of fact, what the scope of responsibility of EGM includes derives from the particular business of OGM, being typical in the events established under Articles 135 and 136 of LSA, and atypical whenever so demands the company’s Articles of Incorporation, or, even more widely, when called to “resolve all business connected to the corporate purpose, and to make the deliberations deemed suitable for its protection and development,” according to Article 121 of the aforementioned legal provision.

      2

MEMORANDUM	Date: 08/13/2018 PRJE - 0042/2018

      In this sense, given that the propositions of the agenda are aimed at approving the sale of the equity interest of Eletrobras in SPE’s, the competence of EGM to be called to approve the business in the agenda is clear, under the terms of Article 17, Item I, of its Articles of Incorporation, according to which the  General Meeting is competent to deliberate on the full or partial sale of the shares of the Eletrobras’ capital or its subsidiaries, which is in keeping with the provisions under Article 1, Item I, of Decree No. 1,091/1994, which establishes that a General Meeting should be especially called to deliberate on the issue in question.

      It should also be noted that the need for meeting the requirements essential for the regular call, established in Articles 124 and 289, both of Law 6,404/1976, especially concerning the minimum term of 30 days of advance for the call of EGM, as established under Article 8 of CVM Instruction No. 559/2015, given that Eletrobras is the issuer of the shares that back up the program of sponsored DR.

      With regard to distance voting, the sole paragraph of Article 121 of Law No. 6,404/1976 establishes that the shareholder of publicly-held companies, such as Eletrobras, “may remotely participate and vote at a general meeting, in accordance with the regulations of the Brazilian Securities and Exchange Commission.” In this context, CVM Instruction No. 481/2009, as amended, provides that the company may supply the distance voting ballot in the event of a given Extraordinary General Meeeting, abiding by the terms and conditions established in CVM Instruction No. 481/2009, under the terms of its Article 21-A, Paragraph 2, concerning its application, in this case, standing as a faculty, provided that not included in the mandatory items under Paragraph 1 of the same article, and thus there not being legal impediments for its application.

      Regarding the issue concerned in the agenda – sale of controlling interest –, it should be said that, given the principle of parallel forms, Eletrobras’ program of divestment in SPE’s has legal basis on Article 15, head provision, and sole paragraph under Law No. 3,890-A/1961, which authorize the company to hold interest in companies, with or without controlling power.

      About the prior regulatory consents required for the sale, it should also be noted that there is need for approval of the transfer of the controlling interest of SPE’s by ANEEL and by the Administrative Council for Economic Defense – CADE, pursuant to Article 5, I, of ANEEL Normative Resolution 484/2012 and Article 88 of Law No. 12,529/2011, respectively, therefore meeting the applicable legal provisions and standards.

      3

MEMORANDUM	Date: 08/13/2018 PRJE - 0042/2018

      It should be noted that these regulatory constraints do not preclude the deliberation of the Shareholders’ Meeting, which shall only resolve on the approval of the sale of the shares and their minimum selling price.

      Regarding the internal approval of the matter, it is incumbent upon the Board of Directors of Eletrobras to convene the Shareholders' General Meeting, in the cases provided for in the Law No. 6,404/1976, or whenever it deems convenient, according to Article 36, Item IX, and its Articles of Incorporation, along with Article 142, Item IV, of Law No. 6,404/76.

      Concerning the scope of responsibility of the Fiscal Council to assess the matter in question, the hearing of this corporate agency is deemed unnecessary for the sale of the SPE’s, since there is no such matter in the list of the Fiscal Council’s assignments, as established in Article 163 of LSA, as well as in Article 53 of the Articles of Incorporation of Eletrobras. However, this corporate agency may request information from the managers on the operation in question, limited to the appraisal of the legality of the acts practiced. The Fiscal Council’s positioning, therefore, would be recommended as a good corporate governance practice, as established by the Brazilian Institute of Corporate Governance (IBGC) for the sale of relevant assets, for instance1.

      We also recommend that DFR appraises the need for a position of the Fiscal Council, or an agency that may be resorted to in its stead, in the light of the applicable laws of the countries in which Eletrobras has its shares registered in stock exchanges.

      With respect to the draft PROPOSAL, which shall support the shareholders at the General Meeting to be held, with regard to the legal aspects of the recommendation therein, it is in keeping with the legislation and other applicable standards, especially Instruction CVM No. 481/2009 and the CIRCULAR OFFICIAL LETTER/CVM/SEP/NO.02/2018.

      Nevertheless, it should be noted, concerning the constant risk of the PROPOSAL to be subject to “judicial challenges, especially those connected to the Direct Action for the Declaration of Constitutionality No. 5624/DF, which had a provisional remedy rendered by Justice Ricardo Levandowsky, ruled that the sale of shares involving the controlling interest should have prior legislative authorization,” that it has been subject to a specific analysis by that legal department, through Memorandum PRJE-0028/2018, dated July 09, 2018, to which we refer in full, and on that occasion it was concluded that “this Consulting Firm understands that the best position to be advocated, from a strictly legal standpoint, is that the STF’s ruling does not prevent the sale of SPE’s in control in the form of the auction currently prepared by the company, which may undergo adjustments, reviews and improvements within the scope of TCU’s RACOM.”

      1As stated in item 1.2 (“Suggestions of Activities arising from Allocations”) of the Guidance Manual for the Audit Committee of IBGC.

      4

MEMORANDUM	Date: 08/13/2018 PRJE - 0042/2018

      As a matter of fact, the sale of Eletrobras’ controlling interest in SPE’s shall not be subject to the recommendations under the provisional remedy above, because the Company has prior legislative authorization for such, according to Article 15, head provision, and the sole paragraph of Law No. 3890-A/1961, and also because the auction, to be held in B3, does not reflect the hypothesis of exemption set out under Article 29, Item XVIII, of Law No. 13,303/2016, rather an authentic bidding, adhering to the constitutional principles of the Public Administration, namely, legality, impersonality, morality, efficiency and publicity.

      Furthermore, we consider the need to evaluate the convenience and timeliness of the proposals in the agenda, as well as their communication to CVM, and to the stock exchanges that issue securities issued by Eletrobras, since they can be considered as relevant facts, in view of the provisions set forth in Article 2, sole paragraph, item XVIII of CVM Instruction No. 358/20021. Therefore, we recommend that DFR2 appraises, as the case may be, the appropriate moment for the communication of relevant fact to the market, and, additionally, the managers shall be responsible for adjudicating on the merits of its immediate disclosure, should this threaten the legitimate interest of the Company.

      It should be underscored that the understanding now considered stands as a mere opinion, not bound on the Company’s management, and that seemed to us more in line with the governing legislation and other applicable laws.

      Lastly, in accordance with paragraph 4 of the Manual of Good Consulting Practice of the Attorney General of the Federal Government, we would like to render it clear that any stamps in the documents forwarded to PRJE merely stand as a mechanism for certification of the sheets actually reviewed by the counsel, and thus not replace or disregard the corresponding legal opinion.

      2 “Article 2 For the purposes of this Instruction, any decision of a controlling shareholder, a resolution of the shareholders’ meeting or of the governing agencies of a publicly-held company, are considered relevant, as well as any other political, administrative, technical, business or economic and financial act or fact happening or connected to its business that could significantly impact:

      (...)

      Sole Paragraph. In accordance with the definition of the head provision, potentially relevant act or fact include the following, among others:

      (...)

      XVIII - approval, change or withdrawal of project, or else delay implementing it;

      3 As established by CVM Instruction 358/2002 in its Article 3, as follows:

      “Article 3 It is incumbent upon the Investor Relations Officer to send to CVM, through an electronic system available on the CVM website in the Internet, and, if applicable, to the stock exchange and organized over-the-counter market entity in which the securities issued by the company are actually traded, any relevant act or fact happened or connected to its business, as well as ensure its wide and immediate dissemination, simultaneously in all markets in which such securities are actually traded.”

      5

MEMORANDUM	Date: 08/13/2018 PRJE - 0042/2018

      Thus, abiding by the adjudication on the merits1, considering the favorable positions of the competent departments, the REDEX and the Drafts of Resolution, Management Proposal and Distance Voting Ballot are sealed and attached hereto.

      Fernanda Maria Vieira Lima Schuery Soares

      4 In Direito Administrativo Brasileiro, MEIRELLES, Hely Lopes, São Paulo, Ed. Malheiros, 29ª ed., pág. 152/153: “(...) The administrative merit is therefore based on the assessment of the motives and the choice of the object of the act, made by the Administration in charge of its practice, when authorized to decide on the convenience, timeliness and justice of the act to be performed

      In “Direito Administrativo”, GASPARINI, Diógenes, São Paulo, Saraiva, 9ª edição, 2004, p. 94: “Discretionary shall be the administrative acts carried out by the Public Administration, in accordance with one of the behaviors that the law so establishes. Thus, it is the responsibility of the Public Administration to choose the said behavior.

      Such choice is based on the criterion of convenience and timeliness, i.e., on the merits. There is convenience whenever the act is of the interest, is convenient or meets the public interest. There is timeliness when the act is performed in the right moment to meet the public interest.”

      6

MEMORANDUM	Date: 07/09/2018 PRJE– 0028/2018

      From:          André de Avellar Torres - PRJE

      To:               Maurício Carvalho Mazzini - PRJ

      Subject:       Law no. 174/2018 TCU - Impacts of the Provisional Measure under ADIn No. 5624/DF on the divestment process of Eletrobras
Reference: Memorandum PRG-096/2018

      Mr. Alberto Galvão Moura Jardim - Chief of Presidency Office (“PRG”), under the scope of said memorandum, forwards, for appraisal of this Consulting Firm, an evaluation on the impacts of the provisional measure under Direct Action for the Declaration of Unconstitutionality No. 5624/DF (“ADIn”), granted by the Justice, Ricardo Levandowsky, concerning the divestment process of Eletrobras’ SPE’s (Special Purpose Entities), as requested by the “TCU” (Federal Accounting Court) under the Official Letter No. 174/2018, wherein the term for reply shall be July 11, 2018.

      Regarding the divestment process, the said provisional ruling is grounded on the following cornerstones:1

(i)	Need for prior legislative authorization for the sale of controlling interest held by Eletrobras in SPE’s;
(ii)	Non-feasibility of the exemption from bidding process, under the terms of Article 29, XVIII of Law No. 13,303/16, for sale of such control.

      In response to the question raised by TCU, the Legal Department requested the analysis by law firm Cescon & Barrieu Advogados Associados (“Cescon”), hired to assist Eletrobras in the divestment process of the company, which, in its memorandum dated July 9, 2018, expressed a legal opinion on the matter.

      This Consulting Firm understands, in keeping with the considerations hereunder this report, that the Cescon’s legal opinion is the most compliant with the legal system, and expresses adhesion to the scope of the STF’s award under analysis.

      In summary, the line of reasoning assumes the following premises:

      Given the principle of parallel forms, the thesis is that the prior legislative authorization of sale is implied by the express authorization, as established under Article 15, head provision and sole paragraph of Law 3,890-A/67, for Eletrobras to participate in companies, with or without controlling power.

      1“In view of the foregoing, based on Article 10, Paragraph 3, of Law No. 9 ,868/1999, and on Article 21, V, of RISTF (Bylaws of the Federal Supreme Court), partially grant the provisional measure pleaded, according to the agreement of the Full Court of this Supreme Court, in order to, prima facie, warrant on it an interpretation according to the Constitution, in Article 29, head provision, XVIII, of Law 13303/2016, stating that the sale of shares in government-owned companies, government-controlled companies or their subsidiaries or controlled companies requires prior legislative authorization, whenever it concerns the sale of controlling interest, as well that a bidding process is not mandatory when selling shares that do not imply loss of controlling interest in government-owned companies, government-controlled companies or their subsidiaries or controlled companies.” (emphasis added)

MEMORANDUM	Date: 07/09/2018 PRJE– 0028/2018

      In this context, it should be noted that, for STF, “the legislative authorization for the creation of subsidiary companies is not necessary, provided there is provision for this purpose in the law that established the government-controlled company, since the establishing law stands as the very authorizing measure.”1 However, if Eletrobras’ interests in SPEs have a stake in this unspecific provision, by symmetry, the reverse selling process is supported by the same legal provision, so that raising the requirement for specific laws in this regard is not reasonable.

      It should be noted that this thesis is not new in the scope of Eletrobras. On the occasion of the company’s 170th EGM (Extraordinary Geneal Meeting), which deliberated on the return to private sector of its Distribution Companies, jurists Gustavo Binenbojm and Nelson Eizirik addressed the issue, and decided for an equal legal treatment in such regard. Reference should be made to, respectively:

      “In this case, the legislative authorization for Eletrobras to create subsidiaries, acquire shareholdings and, as a natural consequence, sell them, is based on Articles 15 and 16 of Law No. 3,890-A/1961.

      Such provisions expressly warrant on Eletrobras the prerogative to create (and, logically, dissolve) subsidiaries, establishing certain rules and guidelines to be met in its operation”

      [...]

      "Once this unspecific authorization for the creation of subsidiaries or interest in the capital of other companies is set out in the law that establishes the creation of the controlling government-controlled company, it will also be authorized, by logical consequence, to dissolve the subsidiaries that it might have created and sell of the equity interests acquired, regardless of specific legislative authorization regarding the dissolution of the subsidiaries or the sale of interest.”

      As for the provision under Article 29, Item XVIII of Law No. 13,303/16, for the sale of controlling interest, it should be asserted that the auction notice currently under preparation by Eletrobras, and under the scrutiny of TCU, does not point out to any exemption or waiver of the bidding process set forth under Article 49 et seq. of the aforementioned public corporations governing laws.  The following is the position taken by Cescon on the issue:

      “The procedure adopted for the sales of the controlling interest in the subsidiaries comprised in Lots 7, 8 and 16, of Auction “B3” was grounded on the rules concerning the bidding system, provided for under Law No. 13,303/16 and in the Eletrobras Bidding Process and Contract Regulation, and is not in any way connected to the event of exemption from bidding process provided for in Article 29, Item XVIII of Law No. 13,303/16.”

      2 DIRECT ACTION FOR THE DECLARATION OF UNCONSTITUTIONALITY. LAW NO. 9478/97. AUTHORIZATION FOR PETROBRAS TO INCORPORATE SUBSIDIARIES. VIOLATION OF ARTICLES 2 AND 37, ITEMS XIX AND XX, OF THE FEDERAL CONSTITUTION. NON-EXISTENCE. GROUNDLESS CLAIM. 1. Law No. 9478/97 did not authorize the establishment of a government-controlled company, but rather the creation of subsidiaries which are different from the parent company, in accordance with Item XX, and not with Item XIX of Article 37 of the Federal Constitution. 2. The legislative authorization for the creation of subsidiaries is not necessary, provided that there is provision for this purpose in the law that established the parent government-controlled company, since the establishinng law is the very authorizing measure. Direct action for the declaration of unconstitutionality deemed groundless (ADIn 1649/DF, En Banc Court of STF, Rapporteur Justice Maurício Corrêa, trial on 03.24.2004).

MEMORANDUM	Date: 07/09/2018 PRJE– 0028/2018

      Thus, the auction substantiates the bidding used by Eletrobras to meet the constitutional principles of the Public Administration - legality, impersonality, morality, efficiency and publicity, which are especially important to the STF’s ruling that is under review, in addition to the pursuit of competitiveness for the best proposal. Furthermore, using the B3 platform and complying with CVM regulations - especially ICVM (Instruction of Securities Commission) No. 400/99, the auction takes in due regard the compliance with best governance practices, as well as the company’s minority rights.

      In point of fact, one cannot disregard the fact that the STF’s ruling has been typically impacting processes of return to private sector, in which the loss of controlling interest is based on the State’s reasons to shape/rearrange its intervention in a certain economic sphere. The divestment of Eletrobras, as reported by the very TCU in RACOM (Follow-up Report) on the matter, operates in a different way: “act of negotiation management by the company in the pursuit of meeting goals set forth in its business plan, and not in a State’s decision, as is true to PND.”

      That said, especially to preclude any implication of the PND/PPI (Investment Partnership Program) system to the case at hand, it should be noted that the general law of governance of return to private sector, Law No. 9491/97, allows the use of stock market auction as a possibility for return to private sector by sale of controlling interest. Thus, the joint understanding of Article 4, Item I, and Paragraph 3 of Law No. 9,491/97 and Article 34, Item I, of Decree No. 2,594/97, as follows:

      “Law No. 9,491/97:

      Article 4 The returns to private sector shall be performed upon the following operating modalities:

      I - sale of shareholding interest, including controlling interest, preferably upon the wide distribution of the holding of shares;

      [...]

      Paragraph 3 In the case of the returns to private sector carried out according to the operational procedures set forth in Items I, IV, V, VI and VII of this article, biddings may be carried out in auctions.” (emphasis added)

      [...]

      “Decree No. 2,594/98:

      Article 34. The sale of shares of the companies to be privatized shall be performed through:

      I - public auction, in a special trading session or through closed envelopes, or through a combination of these forms, at the stock exchange of the Country” (emphasis added).

      However, it is a basic rule of Law – that which can do the most can do the least, therefore, a stock market auction is reasonable for sales arising from processes of return to private sector, as it was for CELG-D, and now for the other Distribution Companies of Eletrobras, but, for the case of the control of SPE’s, it may not be reasonable.

MEMORANDUM	Date: 07/09/2018 PRJE– 0028/2018

      In view of the foregoing, this Consulting Firm understands that the best position to be advocated, from a strictly legal standpoint, is that the STF’s ruling does not prevent the sale of SPE’s in control in the form of the auction currently prepared by the company, which may undergo adjustments, reviews and improvements within the scope of TCU’s RACOM.

      In this context, it is highly recommended that Eletrobras and its managers, in keeping with the fiduciary duties that the magnitude of the matter makes necessary, should not lead to any executive act of sale of control in SPE’s, without, under RACOM, the prior consent by TCU, pursuant to the legal thesis raised in response to Official Letter No. 174/2018 of this Accounting Court.

      Regardless of an authorization by TCU, managers should consider other risks. of equal importance, for the regular progress of the SPE’s selling process by Eletrobras, if they decide to continue and/or carry out acts aimed at selling the controlling interests.

      Such risks, listed below, should be specially weighted at the time of the Management Proposal, to be submitted to shareholders at the General Meeting, which shall address the matter of the sale of control in SPE’s, as required by Articles of Incorporation of Eletrobras.

(i)

      The possibility of filing constitutional complaints against the auction of SPE’s in control of Eletrobras, with the purpose of ensuring the authority of the decision by the trial court of Justice Ricardo Levandowsky, on the basis of a different interpretation of that supported hereunder;

(ii)	Grant of injunction(s) in a Constitutional Complaint, albeit mistakenly, suspending all the sales in auction, and not only those involving control by Eletrobras;
(iii)

      Higher stringency and/or change of the legal cornerstones, as set by the decision by the trial court of Justice Ricardo Levandowsky, by the full court, implying appraisal of the injunction or the merit of ADIn;

(iv)

      Sufficiency of ADIn, leading to the declaration of the total or partial unconstitutionality of Law No. 13,303/16, and, therefore, with retroactive effects on the auction currently intended – its nullity, despite the possibility that a qualified quorum of the full STF timely and substantially grounds its rulings, so that they do not have effects on legal acts executed in the effectiveness of the law deemed unconstitutional;

(v)

      Issuance of an “enforceable opinion” by AGU (Office of the General Counsel for the Federal Government) – a department of defense of the constitutionality of federal laws, expressing the opinion that the preliminary ruling prevents, by any of its cornerstones, the sale of the control in SPE’s, with the characteristics proposed by Eletrobras hereunder;

(vi)

      Better knowledge about the legal and merit reasons concerning the Relevant Fact disclosed by Petrobras on July 3, 2018[1], suspending competitive processes for sale of control by virtue of the preliminary ruling at hand, since this public corporation also has prior and unspecific legislative authorization[2] to hold interest in controlled companies;

(vii)

      Possibility of the filing of lawsuits by minority shareholders in the event of the call of a Extraordinary General Meeting to deliberate on the sale of control in SPE’s, according to provisions under the Articles;

      3 Relevant Fact - Suspension of competitive processes that result in the sale of control

      Petrobras, as a supplemt to the Relevant Fact on Refining Partnerships, announced on this date, states that, in view of the provisional decision rendered by Ricardo Lewandowski, Justice of the Federal Supreme Court, within the scope of ADI No. 5624 MC/DF, which questions provisions of the Public Corporations Act (Act No. 13303/2016), the following sales shall also be suspended:

      - Araucária Nitrogenados S.A., with Teaser made public on September 11, 2017;

      - Transportadora Associada de Gás (TAG), sale of 90% of shares of this subsidiary, with Teaser made public on September 5, 2017. This process was already suspended due to an order of the 4th Panel of the Federal Regional Appellate Court of the 5th Region, as disclosed on June 5, 2018.

      Petrobras is evaluating appropriate measures to safeguard its interests and that of investors. Besides, the company would like to streass the importance of the Program pf Partnerships and Divestments to reduce its level of indebtedness and add value through portfolio management, in line with its 2018-2022 Strategic Plan and Business and Management Plan.

MEMORANDUM	Date: 07/09/2018 PRJE– 0028/2018

      In view of the foregoing, it should be noted that the understanding now expressed stands as a mere opinion, thus it is not binding on the Company’s management, and that seemed to this Consulting Firm as more aligned with the governing laws and other applicable laws.

      Lastly, in accordance with paragraph 4 of the Manual of Good Consulting Practice of the Office of the General Counsel for the Federal Government, we would like to make clear that any stamps in the documents forwarded to PRJE merely stand as a mechanism for certification of the sheets actually reviewed by the counsel, and thus not replace or disregard the corresponding legal opinion.

      To the best of our knowledge, this is the opinion.

      Finally, it is recommended that this opinion be forwarded to PRFG and GT of M&A - Resolutions 042 and 616/2017, for their awareness and, where appropriate, validation purposes.

      For appraisal of higher instance,

      André de Avellar Torres

      - Transportadora Associada de Gás (TAG), sale of 90% of shares of this subsidiary, with Teaser made public on September 5, 2017. This process was already suspended due to an order of the 4th Panel of the Federal Regional Appellate Court of the 5th Region, as disclosed on June 5, 2018.

      Petrobras is evaluating appropriate measures to safeguard its interests and that of investors. Besides, the company would like to streass the importance of the Program pf Partnerships and Divestments to reduce its level of indebtedness and add value through portfolio management, in line with its 2018-2022 Strategic Plan and Business and Management Plan.

      4 LAW NO. 9 ,478, Article 64. For the strict fulfillment of activities of its corporate purpose which are part of the oil industry, PETROBRAS is authorized to establish subsidiaries, which may associate, as majority or minority members, to other companies.

      MEMORANDUM

      TO:                  Centrais Elétricas Brasileiras S.A. – ELETROBRAS

      Mr. Maurício Carvalho Mazzini

      Mr. André de Avellar Torres

      FROM:            Carlos Augusto Junqueira

      Alécia Paolucci Nogueira Bicalho

      Roberto Mário Amaral Lima Neto

      Ramon Machado Castilho

      Fernanda Montorfano Gibson

      Eduardo Figueira de Brito

      Victor Guita Campinho

      Matheus Palhares Vieira

      REF:                ADI 5624/DF. Impacts of the Provisional Measure on the Eletrobras’ Program of Divestments in SPE’s.

      DATE:             July 5, 2018

      This Memorandum reviews the impact of the Provisional Measure granted by Justice Ricardo Lewandowski, of “STF” (Federal Supreme Court), in the record of the Direct Action for the Declaration of Unconstitutionality No. 5624 (“ADI 5624/DF”), on the sale of the controlling interest of some of the SPE’s (Special Purpose Entities) controlled by Eletrobras (“Eletrobras” or “Company”), grouped in Lots 7, 8 and 161 of the Auction scheduled by the Company under the scope of its Disinvestment Program.

      In view of this, we divided this Memorandum into four chapters, namely: (I) Context: current stage of Eletrobras’ Divestment Program; (II) The Provisional Measure granted under ADI 5624/DF; (IV) Impacts of the Provisional Measure on the divestments underway; and (IV) Conclusions.

      1Wind Power GenerationSPE’s: Santa Vitória do Palmar Holding S.A (Eólica Verace I a X); Chuí Holding S.A (Eólica Chuí I, II, IV e V e Minuano I e II); Eólica Hermenegildo I S.A; Eólica Hermenegildo II S.A, Eólica Hermenegildo III S.A and Eólica Chuí IX S.A; and transmission SPE’s: Uirapuru Transmissora de Energia S/A.  [Please confirm if these are the correct SPE’s]

      We would like to underline that our considerations were exclusively based on the laws and regulations currently in force, as well as on the information provided by the Company’s representatives.

      I.                   Context: Current status of Eletrobras’ Divestment Program

      On November 17, 2016, Eletrobras announced to the market the approval of its Business and Management Steering Plan, covering the goals and projects to accomplish the strategic goals forecasted for the 2017-2021 period (“PDNG”).

      Among other measures, the document provides for the settlement of the subsidiaries’ debts with the Company, through the payment of interests held in SPE’s, as well as generation and transmission assets, with its subsequent sale to third party; and the sale of other minority equity interests held by the Company in other SPE’s, in a total of 70 companies (“Divestment Program”).

      The “Divestment Program” shall be implemented pursuant to the terms indicated in the respective Method, in line with the Company’s strategic planning established under “PDNG.”

      Once the asset has been evaluated, and the legal structure of the sale has been defined, the company disclosed to the market the list of SPE’s whose shares will be sold in the Auction to be held in B3 (“B3”), including the public offer of 17 Lots, 2which have been carefully defined, grouping interests.

      Other equity interests with sales falling under the concept of business opportunity may be negotiated by the Company in direct sales, upon justification of the unfeasibility of competition, supported by the provisions under Article 28, Paragraph 3, Item II and Paragraph 4 of Law No. 13303/16, which allow such possibility.

      2

      2The criteria for dividing the Lots was the following: (i) industry (wind power generation and transmission); (ii) separation per industry (wind power generation and transmission); (iii) grouping of wind power generation SPE’s per complex, aiming to capture synergies associated with operation and maintenance, which, at all cases, have the same members; (iv) separation of transmission SPE’s in individual lots, except for the assets which strictly have the same members; (v) elimination of SPE’s exclusively with public members with State participation in the parent company above 90%; (vi) elimination of transmission SPE’s with a book value less than BRL 20 Million; (vi) elimination of SPE’s with sale characterized as business opportunity; and (vi) elimination of SPE’s that did not had consent to transfer the shares to the holding company.

      The vast majority of the SPE’s comprised in the Auction Lots are the so-called investees, private companies with capital held by Eletrobras as a minority shareholder, thus, without control in them. However, Lots 7, 8 and 16 include companies controlled by the public corporation, which holds the majority of the shares in its capital stock, and exercises the powers expected of controlling shareholders.

      The “Divestment Program” to be carried out under the terms set forth in the "Divestment Method" is being previously followed up by the Federal Accounting Court (TC) in its Case No. 031.986/2017-0, under which the proposals for referral have already been filed (Item 264) based on the Follow-up Report - RACOM prepared by the Electricity Infrastructure Inspection Secretariat ("Seinfra-Elétrica”) on May 24, 2018.

      In general, the auditors considered the management efforts conducted by the Company as appropriate and regular, and made specific recommendations to be followed in the conduct of the Program, which has been strictly met by the public corporation.

      It should also be noted that, as expected, in the detailed technical legal analysis carried out, the auditors did not make any notes about the participation of controlled companies in the Auction, rather, they merely recorded the fact (Item 50, p. 9).

      Inspection efforts are still in progress, at a swift working pace, as established by the Company, aiming to provide the information requested by the Court, and to comply with the orders connected to the scheduled Auction (eg.: checking the lawfulness of the Notice and necessary adjustments, valuation analysis, among other in progress).

      However, on June 27, Justice Ricardo Lewandowski, of the Federal Supreme Court, granted the Provisional Measure as of record of ADI No. 5624/DF, ruling an interpretation according to the Constitution for certain provisions of the Public Corporations Act, especially with respect to the following analysis:

      (i)                  the sale by government-owned companies and government-controlled companies of shares accounting their own controlling interest or of the controlling interest of their subsidiaries and controlled companies, may only be carried out by means of legislative authorization; and

      3

      (ii)                the hypothesis of exemption from bidding provided for in article 29, Item XVIII of Law No. 13,303/20106 in the cases in which the sale does not imply sale of controlling interest.

      And, on July 4, Eletrobras received the Official Letter No. 0174/2018-TCU, in which SeinfraElétrica requested information on the Company’s position regarding the consequences of the Provisional Measure on the Auction scheduled for selling interests in 70 SPE’s, as well as any measures adopted by the provisional measure in this regard.

      Therefore, we request the Company to prepare a Legal Memorandum on the possible impacts of the Provisional Measure on the Auction, especially in regards to the sale of the shares of the companies grouped in Lots 7, 8 and 16, controlled by Eletrobras.

      II.                THE PROVISIONAL MEASURE GRANTED UNDER ADI NO. 5624/DF

      In ADI No. 5624 / DF, the National Federation of Employees of Caixa Econômica Federal - FENAEE and the National Confederation of Finance Professionals - CONTRAF/CUT seek the declaration of unconstitutionality of the full text of Law No. 13,303/2016, requesting a Provisional Measure to suspend its effectiveness, under the terms of Articles 1, 7, 16, 17, 22 and 25.3

      4

      3In summary, the cause of action is supported by the following grounds: (a) the Public Corporations Act would violate the separation of powers, thus standing as an invasion of the Executive Branch’s jurisdiction by the Legislative Branch, since the President of the Republic has exclusive prerogative to start the legislative process for updates of regulations that concern the organization and function of the Executive Branch and servants legal framework; (b) the scope of Law No. 13,303/2016 would be excessively extended and its application should be limited to the public corporations that run business activities in the strict sense, in competition with the market, but not to the providers of public utilities or to those operating under monopoly/exclusivity by the State; (c) the law would thus threaten the federative principle, since the excessive detailing of rules and procedures addressed to all entities under the federation hierarchy, regardless of the peculiarities of their respective public corporations, would make it impossible exercising and putting such rules in effect; (d) the rules and requirements relating to the investiture of citizens into the Board of Directors or management positions of government-owned companies and  government-controlled companies, from the point of view of their professional qualifications and integrity, would be too restrictive, and thus in breach of the principle of reasonableness and the fundamental rights established in Article 5 of the Federal Constitution; and would restrict the exercise by the trade union, as established in Article 8 of the Federal Constitution, because it would restrict the principle of freedom of association by prohibiting the participation of union members in the management of said companies; and (e) the law itself provides for more stringent rules for public corporations than those applicable to the legal system of private companies.

      As for the position of the Chamber, the Senate and the Office of the General Counsel for the Federal Government, they advocate the constitutionality of the Law, with the General Counsel of the Republic stating that the Action is groundless.4

      The Rapporteur Justice ordered the registration of the Action under ADI’s No. 5,846/DF and No. 5,924/DF to jointly assess the provisional complaints, which were aimed at suspending provisions of the Public Corporations Act.5

      Among the aforementioned Actions, attention should be drawn to ADI No. 5,846/DF, wherein the Plaintiff jointly challenges Article 29, head provision, XVIII, of Law No. 13,303/2016, and Articles 1, head provision, and paragraphs 1, 3 and 4, I and 3, head provision, of Decree No. 9,188/2017 - which establishes the special asset divestment regime applicable to federal public corporations, which, according to the Rapporteur, would entail a declaration of unconstitutionality by default.

      Among other issues, the plaintiffs argue that, as in the case of subsection XIX of Article 37 of the Federal Constitution, which established the need for legislative authorization for the creation of government-owned companies and government-controlled companies and, by parallelism, for their dissolution or sale, subsection XX of the same provision would lead to similar parallelism, which would thus require legislative authorization also for the sale of the control in subsidiaries and controlled companies.

      They underscore that the sale of control in subsidiaries and controlled companies could not be treated as a private business, since it would express a decision by the State to remove from the economic domain and, therefore, stand as a State’s decision, and not a simple private business, which justifies, in addition to the legislative authorization, prior bidding and the non-application of the hypothesis of exemption provided for Article 29, Item XVIII of the Public Corporations Act.6

      5

      4PGR stated to be in favor of the partial grant of the provisional measure to suspend the section of Article 1, head provision, and Paragraph 2, title II of Law No. 13,303/2016, which provides for its application to all public corporations, regardless of their provision of public utilities, or conducting a business activity.

      5Only for reference purposes, ADI 5924/DF was filed by Minas Gerais State Governor questioning if the rules concerning the corporate governance of government-controlled companies and public corporations would be in conflict with the autonomy of other federation entities, imposing a standardized governance structure, as well as criteria and restrictions for appointing managers for such companies.

      6The Plaintiffs thus challenge Decree No. 9,188/17, wherein unconstitutionality would be characterized in the ruling of the confidentiality of the economic and financial valuations of assets to be sold (Article 7), in breach of the constitutional principle of publicity (Article 37, head provision of CF (Federal Constitution)). They also advocate that the fact that the government-controlled company is subject to the supervision of the “CVM” (the Securities Commission) does not preclude the applicability of the principle of publicity and the Act on Access to Information.

      The Rapporteur Justice partially granted the Provisional Measure, as follows:

      "In view of the foregoing, based on Article 10, Paragraph 3, of Law No. 9868/1999, and on Article 21, Item V, of RISTF, I hereby partially grant the provisional measure pleaded, according to the agreement of the Full Court of this Supreme Court, in order to, prima facie, warrant on it an interpretation according to the Constitution, in Article 29, head provision, Item XVIII, of Law No. 13303/2016, stating that the sale of shares in government-owned companies, government-controlled companies or their subsidiaries or controlled companies requires prior legislative authorization, whenever it concerns the sale of controlling interest, as well that a bidding process is not mandatory when selling shares that do not imply loss of controlling interest in government-owned companies, government-controlled companies or their subsidiaries or controlled companies.” (emphasis added)

      And more:

      “This is true because it is worth emphasizing the line of argument that the Constitution would not authorize the direct sale of controlling interest of public corporations, since Law No. 9,491/1997 (Article 4, Item I, and Paragraph 3), still in force, in the procedures for return to private sector, that the sale of shareholding interest, including controlling interest, preferably upon the wide distribution of the holding of shares” shall entail bidding, which “may be held through an auction.” It should be asserted that the provisions above are in line keeping with the head provision of Article 37 of CF, which provides that all public administration shall abide by the constitutional principles of legality, impersonality, morality and publicity.

      In this sense, allowing the direct sale of shares, at an amount sufficient to lose control of the public corporation, in order to prevent public competition, could violate the wording of the constitution, which states that the sales shall be made "through a bidding process to ensure a equality of conditions for all competitors” (Article 37, XXI)”. (emphasis added).

      6

      The decision is based on the grounds established in Article 173 of the Federal Constitution7, the State intervention in the economic domain happens by State’s decision in the hypotheses of relevant collective or imperative national security interest; and is directly accomplished through the establishment of government-owned companies and government-controlled companies, or indirectly, through subsidiaries and companies controlled by such companies, which shall conduct business activity of production, or the sale of goods or services.

      From the standpoint taken in the decision, the member of the constitutional convention would not have stated a distinction between the normative content of subsections XIX and XX of Article 37 of the Federal Constitution8, requiring an "authorizing law" for the creation of both of these companies, and thus would have indistinctly warranted the same legal density to the terms "specific law" for the establishment of government-owned companies and government-controlled companies (subsection XIX); and "legislative authorization" for the creation of subsidiaries and controlled companies, as well as for participation in private companies (subsection XIX).

      In any case, the content of the Provisional Measure can be summarized as follows:

      (a)      as already consolidated by the Federal Supreme Court, the sale of shares of a government-owned company or government-controlled company depends on legislative authorization, whenever it entails the sale of controlling interest;

      (b)      innovating with respect to the Court’s precedents, the Justice decided that the sale by the public corporation of shares of its controlled companies and subsidiaries also depends on prior legislative authorization, whenever it reaches the sale of controlling interest;

      7

      7 Article 173 Except in the cases provided for in this Constitution, the direct conduct of business activity by the State shall only be allowed when necessary as for the imperatives of national security or the relevant collective interest, as established under the law.

      8 “Article 37 [...] XIX - only by specific law can a government department be created, as well as government-owned companies, government-controlled companies and foundations, and the complementary law, in the latter case, shall define the areas of their performance; XX - depending on legislative authorization, in each case, for the creation of subsidiaries of the entities referred to in the previous subsection, as well as the interest of any of them in a private company;”

      (c)      the exemption from bidding provided for in Article 29, subsection XVIII of Law No. 13,303/16 applies only to the sale of shares that do not imply the loss of controlling interest of the holding companies or their subsidiaries or controlled companies, and cannot be adopted when it reaches the shares representing the controlling interest of these companies; and that

      (d)      such divestments should be processed by bidding in the auction mode, governed by the laws of PND - National Program of Return to Private Sector, currently referred to as PPI - Investment Partnerships Program.

      The decision regards the processes of return to private sector by sale of control for removal of the state from the economic domain and improperly places in the same level the concepts of return to private sector and privatization, on the one hand; and divestments and sale of assets on the other. In order to do so, it focuses on the sale of controlling interest of the holding companies or its controlled companies or subsidiaries, without considering the nature and function of these companies or the leitmotiv of the decision-making processes of their sale.

      Regardless of the criticisms that may be made of the grounds of the decision, the Provisional Measure is in force.

      In view of this, we must objectively analyze its consequences in the “Eletrobras’ Divestment Program”, which is currently in the final stage of structuring, especially regarding Lots 7, 8 and 16 of the Auction, the purpose of which is the sale of companies controlled by Eletrobras.

      The other lots of the auction are outside the scope of the measure, because they are aimed at the disposal of minority equity interests held by the Company in private companies, not addressed therein.

      8

      In short, the question is whether the model chosen by Eletrobras for the sale of control of controlled companies would have been hindered, owing to the decision that requires both authorizing law and bidding, in the modality of auction, under the laws of PND - National Program of Return to Private Sector, removing the application of Article 29, XVIII of Law No. 13,303/16.

      III.             IMPACTS OF THE PROVISIONAL MEASURE ON THE DIVESTMENTS UNDERWAY

      The divestment model adopted by Eletrobras was detailed in our previous memoranda and more recently in the aforementioned “RACOM - SeinfraElétrica.”

      All of these examinations were based on the structuring documents of the “Divestment Program” conducted by the Company, in compliance with its strategic planning, and structured in compliance with its Articles of Incorporation, and Articles 49 and 51 et seq. of Law No. 13,303/16, reproduced in Article 14 - Sale of an asset of Eletrobras Bidding Process and Contract Regulation.9

      9

      9Article 14 Sale of assets 1 – The decision on the disposal of assets, including equity interest, is the responsibility of the Board of Directors of the company, unless the Articles of Incorporation of the parent company establishes another rule for jurisdiction. 2 – The decision on the sale of assets should be made based on the Asset Disposal Plan, which is the responsibility of the Board of Directors of the company in charge of the divestment or sale of assets or, if there is none, of the Executive Board in charge of managing the asset that is intended to be sold. 3 – The Asset Sale Plan may cover the sale of an equity interest or control of more than one company, which may be negotiated and jointly or separately processed. 4 – The Asset Sale Plan referred to in Item 1 of this Article shall include a report on the asset, indicating its technical and economic and financial performance, business reasons for the asset sale, model, steps, governance requirements, compliance with competition laws, and conditions for the sale of the asset, including objective procedures and criteria for choosing potential purchasers, as well as the list of those who, in the light of those criteria, should be invited. 5 – The Board of Directors or the competent instance, under the terms of the Articles, when deciding to sell a given asset, may order that the stages of each asset sale project be confidential, owing to the market practices inherent in Mergers and Acquisitions (M&A), in order to avoid financial losses for the company. 6 – In order to match the need for transparency and confidentiality inherent in Mergers and Acquisitions (M&A) operations, the company should comply with the obligations connected to the investor and market communication procedures established by the Securities Commission. 7 – The binding and final proposals of the potential purchasers should be forwarded by means of an electronic system, with provision for confidentiality verified before the opening of proposals.  8 – The selection of the purchaser and its terms should be approved by the Executive Board and Board of Directors of the company. 9 – The sale of assets must be preceded by a financial, technical and/or legal evaluation, which may be carried out by means of hiring of technical consulting firm based on letter “c” of Item II of Article 30 of Law no. 13,303/2016 and in accordance with the procedures and controls provided for in this Regulation. 10 – The sale of movable and immovable properties intended for service or establishment of a company is excluded from the procedure set forth in this section.

      As explained in these documents, the sales shall be processed through an Auction as a competitive public procedure, at the highest bid, which shall be carried out and held by “B3,” with Notice published in advance, information available in a data room, establishment of rules for the procedure, especially publicity, due process, and other conditions followed in typical bidding processes.

      The legal structure of the Program has been governed by the new bidding rules applicable to public corporations pursuant to Law No. 13,303/16 and by the rules of the Company's Bidding and Contracts Regulation, especially those connected to bidding processes and their notices, included in Article 16 - General Procedure.10

      In addition to the Auction, the Method provides that the sales may also be processed through direct negotiation in the cases of business opportunity, justifying the impossibility of competition, within the scope of Article 28, Paragraph 3, Item II, and Paragraph 4 of Law No. 13,303/16 .

      After discussion on the structuring basis of the “Divestment Process,” we should start thoroughly reviewing the issues of decision potentially impacting the Auction.

      10

      101- The preparatory stage of the bidding shall comply with the following general procedures: [...] d) the bidding management unit should prepare the bidding notice, which shall establish at least the following: i) the bidding object, setting bills of quantities, as the case may be; (ii) performance system; iii) bidding procedure; (iv) criteria for submission and assessment of proposals; (v) qualifying documents; (vi) appeal; vii) award and homologation; viii) deadlines and formalities for contract execution; 20 (ix) penalties; x) adhesion  to the compliance program of Eletrobras companies; xi) draft contract, according to Article 69 of Law no. 13303/2016 or other wherein Eletrobras may replace it with other simplified instruments, such as a purchase order or service execution order. e) the draft contract should establish the clauses set forth in Article 69 of Law No. 13303/2016 and provide for: i) object of the contract, setting bills of quantities, as the case may be; (ii) performance system; (iii) terms for performance and effectiveness, as well as requirements and formalities for extension; iv) obligations of the company and contractor; v) requirement of guarantees; vi) conditions for receiving the object and payment; vii) adjustment criterion; viii) hypotheses of amendment to contract; ix) hypotheses of contractual termination; (x) administrative penalties; (xi) a venue for dispute settlement, mediation, and arbitration. xii) adhesion to the Eletrobras compliance program. f) the drafts of the bidding process and contract should be submitted to legal counsel, in the impossibility of using standardized documents previously approved; g) The drafts of the bidding process and contract should be submitted, approved and signed by the competent authority.

      III.1     The matter of the authorizing law

      In the Provisional Measure, the Rapporteur has innovated with respect to the precedents of the Federal Supreme Court in understanding that, as observed in the sale of the control in public corporations11, the sale of control in controlled companies and subsidiaries of these companies also depends on legislative authorization.

      In view of this, the Justice equaled the normative content of subsections XIX and XX of Article 37 of the Federal Constitution, and, on account of this, the entities of return to private sector and privatization - based on a State’s decision to remove from the economic domain - and the divestments, connected to management efforts under the strategic planning of public corporations.

      Precedents of the Court have long been well established, whereby the creation of controlled companies and subsidiaries does not depend on a specific statute, being unspecific legal authorization sufficient.

      This STF’s positioning has already been widely covered by the doctrine, as summarized by Luciano Araújo Ferraz in his celebrated book Beyond public private corporation, in which he concludes: “for STF, it is enough that the requirement under Article 37, Item XX is met, that is, the existence of a provision generically warranting the authorization to create subsidiaries in the very law establishing a certain entity of the indirect administration”12(emphasis added).

      11

      11The need for prior legislative authorization for the transfer of control of government-controlled companies to the private sector was based on the following precedents: ADI No. 1703/SC and ADI No. 234 RJ; ADI No. 1703/SC and ADI No. 234 RJ.

      12 RDA – Revista de Direito Administrativo, Rio de Janeiro, v. 266, p. 49-68, May/Aug. 20143. The author states: “STC (Federal Supreme Court), issuing its positioning on the matter, asserted that the subsidiaries referred to in the first part of subsection XX of Article 37 of CR/88 are private companies, which then are not part of the public administration. In the same decision, the Court ruled that the requirement of legislative authorization “in each case” does not mean a “law for each subsidiary to be created.” For STF, it is deemed as enough to meet the requirement under Article 37, Item XX, that there is a provision warranting, on an unspecific basis, the authorization to create subsidiaries in the very law establishing a certain entity of the indirect administration. Reference is made to ADIMC No. 1649/DF, with Justice Mauricio Correia as Rapporteur, DJU (Office Journal of Federal Courts) dated September 8, 2000 and goes on to comment that the decision is accompanied by the relevant corporate law doctrine, which states: “The government-controlled company that stands as a wholly-owned subsidiary shall not have, as already shown, created a second-degree government-controlled economy; for such a purposes, laws should be in place to established such government-controlled economy for the subsidiary” (BORBA, José Edwaldo Tavares. Direito societário. 6. ed. Rio de Janeiro: Renovar, 2001. p. 451). In summary: the mere holding of shares with voting rights by a government-controlled company does not warrant on the other company — a subsidiary — the same legal nature of the shareholder, since it lacks the main requirement, which refers to the creation as such by specific legislative authorization , in accordance with Article 37, Item XIX, of the Constitution of the Republic” (pages 55/56).

      However, the decision did not address the situation of the controlled companies and subsidiaries, the creation of it was generically authorized by the very Law establishing the public corporation, such as Eletrobras, wherein articles 15 and 1613 of Law No. 3,890-A/1961 already establishes the unspecific authorization for the Company to operate through subsidiaries and controlled companies or through association with other companies.

      As a result, the legal authorization deemed essential in the decision to sell controlling interest in the companies which are comprised in Lots 7, 8 and 16 of the Auction includes the very law of establishment of Eletrobras, which authorized it to establish operating branches.

      Above all, this legal provision evidences that the decisions to establish and sell subsidiaries and controlled companies of Eletrobras are identified as acts of corporate management -- interna corporis -- reserved by the law of its establishment and by the statute under the jurisdiction of the executive agencies of the Company, in keeping with its strategic planning – and not State’s decisions.

      Accordingly, the Provisional Measure does not impact Auction Lots 7, 8 and 16, because, according to the same principle of parallel forms, invoked in the decision, the legal authorization for selling the controlling interest of Eletrobras’ controlled companies and subsidiaries is established under articles 15 and 16 of the Law that established the very company, namely 3890-A/1961.

      III.2 Nature of the Competitive Procedure - Auction B3. Non-applicability of Article 29, Item XVIII of Law No. 13,303/13

      As already noted, the sales of controlling interest in controlled companies shall be carried out through competitive public auction adjudicated on the basis of the higher bid, which shall be held by “B3,” according to the rules in the Notice prepared by Eletrobras, publicly disclosed in advance, stating information on the availability of data room, and the rules and conditions of its processing – all of them built as a typical bidding process, structured according to the regime under Law No. 13,303/16 and Eletrobras Bidding Process and Contract Regulation.

      12

      13 “Article 15. ELETROBRAS shall operate directly or through subsidiaries or companies to which it associates, to fulfill its corporate purpose. Article 16 In the subsidiaries where ELETROBRAS may incorporate, where applicable, the general principles of this law shall be abided by, except with respect to the management structure, which may adjust to the peculiarities and the importance of the services of each one, as well as the conditions of interests in other members.”

      Accordingly, the said procedure does not terminate direct contracting (sale) based on the hypothesis of exemption under the Provisional Measure, Article 29, XVIII of the Public Corporations Act, or in the special disinvestment regime established by Decree No. 9,188/17, also questioned, to which Eletrobras has not adhered.

      Any direct sales that may be processed in connection with the divestments of Eletrobras shall be supported by the hypothesis of non-applicability of bidding provided for in Article 28, Paragraph 3, II, and Paragraph 4 of Law No. 13,303/16 (business opportunities in the event of unfeasibility of competition).

      In short, in regards to the “Divestment Program," the Auction of controlled companies is not supported in any hypothesis of direct contracting provided for in the Public Corporations Act or in the Regulation of Bidding and Contracts – be it the exemption (Article 29) or non-enforceability (Article 30) –, and there is no adhesion to the regime of Decree No. 9188/17, except for the principles applicable to Public Administration.

      The “B3” Auction is a competitive public procedure for the sale of shares typical of the public capital market conducted by a specialized agent, and upon strictly abidance by principles of public law, and the rules of the Company’ Bidding and Contract Regulation, as reflected in the preparatory phase, and specifically in the provisions of the Notice.

      As an inevitable result, it is a bidding process with the management delegated to a specialized agent, as authorized by the Company’s Bidding and Contract Regulation, including, as guidelines or lines of interpretation, the following:

      “Article 2, 2 – Additionally, the following lines of interpretation are established:

      a) bids and contracts should be based on models, precautions and controls used by the private sector, with the purpose of ensuring the best technical and economic results.”  (emphasis added).

      13

      In turn, the legitimacy of the holding of the procedure to "B3" is equally supported by the Regulation, as follows:

      “Article 6 - General Procedure:

      6 - Caixa Econômica Federal may be engaged, as well as other companies conducting activities in the market for evaluation in general, for the sale of assets and leasing, even when the company is the lessee.” (emphasis added).

      Such provisions authorize Eletrobras, instead of holding this public auction internally, upon due consideration for the peculiarities addressed, to hold it in the platform, relying on the operational support of a specialized entity, namely “B3.” This does not mean that the procedure shall be carried out in spite of the typical conditions of the bidding regime applicable to the public corporation, as, in point of fact, it will not happen, as duly established in the preparatory documents and preliminary statement of the Federal Accounting Court approving the model.

      Besides, in the same regard, the competitive procedure of “B3” Auction, according to the private sector practices, and, in this case, qualified as a result of the structuring in keeping with the rules applicable to the bidding, provided for under Law No. 13,303/161 and in the Company's Internal Bidding and Contract Regulation, has no relation to the legal hypothesis of exemption from bidding which is the object of the Provisional Measure: Article 29, XVIII of the Public Corporations Act.

      As a matter of fact, the auction shall be carried out pursuant to the closed dispute mode, as set forth in Article 48 of the Company's Regulation (the paradigm of which is precisely the auction’s traditional bidding modality, as well as the trading floor is the open dispute mode paradigm), according to which the proposals are presented in a public face-to-face session, followed by the bidding for aloud bids by the criterion of the highest bid, preceded by an evaluation, according to Article 5514 of the Regulation.

      14

      14Article 55 The Higher bid 1 – The criterion of the higher bid should be used for the sale, concession, permission, lease of goods and other contractual modalities in which the company shall receive payments by an economic player. 2 – The company is allowed to hire an auctioneer registered with the Board of Trade to proceed with the sale of useless assets. 3 – The engagement of an auctioneer shall be performed through bidding or based on the exemption from bidding provided for in subsection II of Article 29 of Law No. 13,303/2016, or pursuant to Article 11 of this Regulation. 4 – The bidding applying the criterion of the higher bid should be preceded by a formal valuation of the asset that establishes the minimum value of the auction or the contract, abiding by the applicable regulatory standards, given that the application of reduction factors is allowed for the value ascertained or appreciation of a an asset without economic value, in the cases in which the direct and indirect costs, of economic, social, environmental and operating nature, as well as the physical, social and institutional risks, such as: a) occurrence of expenses that do not justify its withholding in the company’s equity; b) classification of the asset as uneconomical, that is, having a burdensome maintenance or one that has poor yield owing to prolonged use, or early wear, or obsolete state; c) classification of the asset as irrecoverable, that is, that which cannot be used for the purpose for which it is intended or when the recovery exceeds fifty percent of its market value, budgeted against its manager; d) classification of the asset as idle, that is, that which presents conditions of use, but is not being used, or that, owing to its time of use or cost of transportation does not justify the relocation to another unit or, finally, that one for which there is no more interest; e) cost of loading within the inventory; f) time of permanence of the good in inventory; g) economic depreciation generated by structural/physical decay, irreversible distortion as irregular depositions over by time, as well as depreciation generated by environmental changes in the place where the property is located, such as erosion, contamination, calamities, among other; h) opportunity cost of capital; i) other factors or reducing agents of equal importance. 5 – The valuation referred to in the preceding item may be carried out directly by the agents of the company or contracted before third party, according to Item 6 of Article 6 of this Regulation.

      With respect to the procedural aspect, the Company, as the case may be, could even use the open mode, the resumption of the open dispute, or the combination of the open and closed modes provided for in Articles 47 and 49 of the Regulation; or the so-called “negative auction” for the highest bid, which is now unnecessary in the context of the bidding system established by the Public Corporations Act, which is inspired by RDC - Differentiated Regime of Contracts, Law No. 12,462/11.

      It should be underscored that this external phase of the Auction will have been preceded by the preparatory phase, carefully conducted by the competent teams of the Company, especially the preparation of the Notice, which is at the final stage of approval by the Federal Accounting Court, which has merely been recommending one-off adjustments not connected to the genesis of the procedure.

      In addition to this, the Auction shall abide by the rules of the Brazilian Securities Commission (CVM), to which control the divested companies are subject. In this regard, ICVM No. 286/98, which specifically addressed the special sale of shares of public corporations, was revoked by ICVM No. 595/18 and its content was restated under ICVM No. 400/03.

      Therefore, also in this respect, the Provisional Measure does not affect the scheduled Auction, which, as shown above, has no legal basis in the event of exemption from bidding as provided for in Article 29, XVIII of the Public Corporations Act, but is characterized as typical public procedure of competitive bidding, that is, bidding by Auction, even if it is not “such” auction indicated as a modality of return to private sector by Law No. 9,491/97.

      15

      Without fear of excess attention to minor details, as an Auction will actually be held, it should be emphasized that it is not a return to private sector, but divestments.

      III.3 Inappropriateness of submission to PND/PPI laws. Auction as a Modality of Return to Private Sector.

      Unlike the sale of the Eletrobras distributors, the companies included in Lots 7, 8 and 16 were not included in “PPI,” which would unduly imply the “PND” regime – a program earmarked, among other objectives, to accomplish the “reorganization of the strategic position of the State in the economy" (Article 1, I, Law No. 9,491/97).15

      The reason for this lies with the factual circumstance already addressed: the decision to sell the control in these companies, as well as minority interests held in investees, is based on corporate decisions, interna corporis, in keeping with the Company’s strategic planning, according to the motivation set out in the “ Program” and "Divestment Method.”

      Therefore, in this case, there is currently no reason for the “B3” Auction to strictly abide by the “PND/PPI” system, since the controlling shareholder did not interfere with the decision for selling, which is typical of divestments.

      Although the final results of both operations are strictly the same – the burdensome transfer to third party of the control in a directly controlled company (in a return to private sector) or indirectly (by means of divestments) by state entity – the objective origins of these entities are distinct, as well as are the legal regimes applicable in each case.

      By including controlled companies and subsidiaries in the scope of Article 2, Paragraph 1, letter a, of Law No. 9,491/97, the lawmaker allowed the inclusion of these companies in the processes of return to private sector 16, but did not demand the controlling party to do so - even because the sales of control are not necessarily based in the withdrawal by the State, and may be the result of corporate management adopted by the holding company’s Board, as happened in the case at hand.

      16

      15 Law No. 9,491/97, Article 1 The National Program of Return to Private Sector - PND has the following main objectives: I - reordering the State’s strategic position in the economy, transferring to private initiative activities unduly exploited by the public sector;

      16

      Thus, although they may be such, divestments are not necessarily connected to influence the State's presence in the economic domain, which is a basic agent of the “PND” efforts, according to the objectives set forth in Article 2 of its governing law. These sales may also happen in the course of conducting the holding company’s business, by way of extinction of a partnership or asset sale, involving or not the sale of control of controlled company or subsidiary.

      This is precisely what is observed as for the sale of controlling interest in the companies included in Lots 7,8 and 16, which was accomplished in the managerial environment of Eletrobras, as reported by Federal Auditors of External Control under RACOM (TC Case No. 031.986/2017-0), as in the following excerpt from the document:

      “80.      With respect to such issue (the provision about the sale of equity interests in investees), it should be noted that the State’s justification for the elimination of its SPE wind power and transmission interests was to improve the profile of the company's indebtedness, and not because these interests ceased to meet the strategic objectives of Eletrobras, according to the response sent by the Public Corporation (document 14, 1-2).

      81.   The reasoning for the Public Corporation to pursue the divestiture of assets was based on the managers' conclusion on the need to reduce the ‘net debt/ EBITDA’ equation, rather than on the fact that the projects included in the list of disposable assets ceased to be part of the company's strategy.”17(emphasis added).

      These reasons bear no relation to “PND,” which is the basis for our assertion that the inclusion of these companies in “PPI” would unduly imply the return to private sector regime.

      Such a circumstance regarding the motivation of divestments through the sale of wind power and transmission SPE’s (controlled companies) explains, in turn, why in this case the Provisional Measure that addresses the matter is not applicable, since this refers to the sales of controlled companies and subsidiaries of companies and public corporations and government-controlled companies as a government act (return to private sector) to be processed under the National Return to Private Sector Plan Act, through the auction modality provided for in that laws, and, for this reason, they do not include the exemption provided for in Article 29, Item XVIII, of the Public Corporations Act.

      17

      17 RACOM, p. 15.

      Except for the fact that combining the concepts of return to private sector and disinvestment at the same level not appropriate, as for the latter provision, the logic behind the Provisional Measure is correct.

      It does not only apply to the divestments of Eletrobras, which are not connected to any ongoing process of return to private sector.

      This issue has already been appraised by the Federal Accounting Court on two occasions, firstly in the divestments of Petrobras and in this case, those of Eletrobras. In both cases, the auditors concluded that there was no relation between the divestments and “PDN”. In this regard, let us refer to the following excerpt of RACOM, which refers to the reasoning given in our previous memorandum:

      “104. This way, according to the memorandum, neither does divestments have any relation to the National Program of Return to Private Sector - PND (Law No. 9,491/1997), nor to its reissue, the Investment Partnerships Program (Law No. 13,334/2016).

      105. This understanding is in keeping with the provisions of Appellate Decision No. 442/2017 - TCU - Full Court, whose Rapporteur was Justice José Múcio, who, while assessing the Disinvestment System of Petrobras, did not see any connection between the objectives of the oil company’s divestment program - which had an internal character, connected to the company's finances, the search for an increase of short-term liquidity, and consequently reduction of its leveraging - and the PND’s core purposes, listed in the subsections under Article 1 of Law No. 9,491/1997, which imply broader purposes, connected to the Brazilian economy as a whole.

      106. Thus, there is agreement to the non-applicability of the PND and PPI Laws in the case of sales of interests in SPE’s by Eletrobras, and not by the Federal Government, as provided for under PDN. The divestments of the Public Corporation stand as an act of management negotiation of the company in the pursuit of fulfilling the objectives defined in its business plan, and not as the State’s decision, which is the case of PND. Nevertheless, in an opinion similar to that raised in the report that accompanied the Appellate decision No. 442/2017 - TCU - Full Court, the implication of the regime provided for under PND would only be applicable if the interests in SPE’s by Eletrobras group were included in the program by virtue of a Decree of the President of the Republic, duly justified after assignment of the National Council of Operations of Return to Private Sector, whose duties are currently undertaken by the PPI Council, in accordance with Law No. 13,334/2014.” (page 18 - RACOM). (emphasis added).

      18

      Therefore, also in this respect, the Provisional Measure does not impact the “Eletrobras’ Divestment Program,” since the controlled companies that shall be sold were not included in the “PND/PPI,” which excludes the obligation to carry out a bid strictly in the auction mode, as provided for in the laws governing the return to private sector, as determined by the Justice.

      IV.             CONCLUSIONS

      In view of the foregoing, and objectively responding to the query made by Eletrobras, we understand that the Provisional Measure granted under the Direct Action for the Declaration of Unconstitutionality No. 5624 has no impact on the “Program” or the “Disinvestment Method” conceived by the Company, since:

      (a)    the “Eletrobras’ Divestment Program” certainly does not include the sale by the Federal Government of the controlling interest held in the Company; the Federal Government is not promoting the process of return to private sector or privatization of the public corporation, in order to remove itself from economic domain, which demands a specific law, in light of Article 37, Item XIX of the Federal Constitution;

      (b)   articles 15 and 16 of the Eletrobras’ establishing law, Law No. 3,890-A/1961, which authorizes the Company to operate through controlled companies and subsidiaries, includes an unspecific authorization for the company to incorporate, and according to the principle of parallel forms, to sell the controlling interest held in such companies, or their assets, within the scope of divestment process motivated by interna corporis corporate decision;

      19

      (c)    the procedure adopted for the sales of controlling interest in companies controlled by Eletrobras, which are included in Lots 7, 8 and 16, of Auction “B3” was grounded on the rules concerning the bidding system, provided for under Law No. 13303/16 and in the Eletrobras Bidding Process and Contract Regulation, and is not in any way connected to the event of exemption from bidding process provided for in Article 29, Item XVIII of Law No. 13,303/16; and

      (d)   the companies whose control will be sold were not included in “PPI,” which not only precludes the possibility of adopting the auction model specifically provided for under the “PND” laws, which does not have any relation to the divestments at hand that, in any way, shall be made via “B3” Auction.

      In view of the foregoing, the Eletrobras’ “Disinvestment Program” was not impacted by the Provisional Measure, and may be carried forward under the terms it has established.

      *          *          *

      With no further information to address, we are at your entire disposal to make any further clarifications that may be necessary.

      ______________________________________________

      Cescon, Barrieu, Flesch & Barreto Advogados

      20

Last update: 08/22/2018

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - CENTRAIS ELET BRAS S.A. - ELETROBRAS to be held on 09/24/2018

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

The Voting Ballot shall be completely fulfilled, signed and sent to: (i) the Bookkeeping Agent of shares issued by the Company (Banco Bradesco S/A); (ii) the custodial agent responsible for the custody of the shares issued by the Company of its ownership; or, (iii) to the Company, directly.

If the shareholder is considered a legal entity under Brazilian law, the signature must be from its legal representatives, or attorneys with powers to practice this type of act.

The Voting Ballot sent directly to the Company shall be accompanied by documentation proving the quality of shareholder or legal representative of the signatory shareholder, thus observing the requirements and formalities indicated in item 12.2 of the Company's Reference Form, as well as in the Management Proposal.

After such term, the Company informs that it will consider the fields not filled as instruction equivalent to the abstention of vote in relation to such matters.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The Voting Ballot may alternatively be delivered to:

(i) The Bookkeeping Agent of the shares issued by the Company (Banco Bradesco S/A);
(ii) The Custodial Agent responsible for the custody of the shares issued by the Company of its ownership, provided that it offers such service; or
(iii) To the Company, directly.

The Banco Bradesco S.A., as the Bookkeeping Agent of the shares issued by the Company, will receive the Companys Voting Ballot in all its network of banking branches spread throughout the national territory, in compliance with the procedures established by it.

Shareholders or their representatives must attend at any bank branch of the Bookkeeping Agent, with a valid original identification document with a photo and, in the case of shareholders considered legal entities and/or represented by a proxy, the competent proxy documents must be presented, in addition to the Voting Ballot.

Custodial agents may, but are not required to receive, the Companys Shareholders Voting Ballot. Therefore, it is recommended that shareholders verify with the respective Custodial Agent if it will provide such service, as well as its costs and procedures.

The Companys shareholders may also, in its sole discretion, forward the Voting Ballot directly to the Company, by post, addressed to the Companys Investor Relations Office, located at Avenida Presidente Vargas, 409, Centro, 9th floor, Rio de Janeiro/RJ, ZIP CODE 20071-003, or by e-mail, to the following e-mail address: ombudsman- ri@eletrobras.com, and the originals, in the latter case, must be forwarded to the Company before the date scheduled for the Shareholders General Meeting.

The Voting Ballot that is unaccompanied by the documentation required to prove the shareholders condition or to prove its representation will not be considered valid and, as a consequence, will not be processed by the Company, but may be corrected and resent by the shareholder to the Company, observing the terms and procedures established in CVM Instruction 481.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

Eletrobras Investor Relations Office
Avenida Presidente Vargas, 409, Centro, 9th floor
Rio de Janeiro - RJ
ZIP CODE 20071-003
Email:ombudsman-ri@eletrobras.com

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Pursuant to an agreement signed between the Company and Banco Bradesco S/A, the Voting

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - CENTRAIS ELET BRAS S.A. - ELETROBRAS to be held on 09/24/2018

Pursuant to an agreement signed between the Company and Banco Bradesco S/A, the Voting Ballot may be delivered to any branch of the bank within the national territory.

Clarifications concerning the applicable procedures and requirements can be obtained from the following address:

Banco Bradesco S.A. - Stock and Custody Department
Book-Entry Assets
4010.acecustodia@bradesco.com.br
Carlos Augusto Dias Pereira
Address: Cidade de Deus, s/nº, Vila Yara, Osasco, SP ZIP: 06029-900 - Prédio Amarelo
Ph: 0800 701 16 16

Resolutions concerning the Extraordinary General Meeting (EGM)

Simple Resolution

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

      SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Date: August 22, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

      FORWARD-LOOKING STATEMENTS

      This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.